Form 20-F
period 1997-12-31
DURA PRODUCTS INTERNATIONAL INC
filed 1998-04-23
CIK 1043407

             FORM 20-F REGISTRATION OF SECURITIES OF FOREIGN PRIVATE ISSUERS PURSUANT TO SECTION 12(B) OR (G) AND ANNUAL AND
               TRANSITION REPORTS PURSUANT TO SECTION 13 AND 15(D)


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark one)

[   ]  REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(g)  OF THE  SECURITIES
EXCHANGE ACT OF 1934

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1997
                          -----------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to _________________________
Commission file number  ________________________________________________________

                        DURA PRODUCTS INTERNATIONAL INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                        DURA PRODUCTS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                Ontario, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             60 Carrier Drive, Etobicoke, Ontario, Canada, M9W 5R1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  Common Shares
                                  -------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 Not applicable
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 21,983,764

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                       Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow:
                                                       Item 17        X  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                        Yes           No

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
                                Table of Contents

Part I
Item 1.       Description of Business ....................................................
Item 2.       Description of Property ....................................................
Item 3.       Legal Proceedings ..........................................................
Item 4.       Control of Registrant ......................................................
Item 5.       Nature of Trading Market ...................................................
Item 6.       Exchange Controls and Other Limitations Affecting Securities Holders .......
Item 7.       Taxation ...................................................................
Item 8.       Selected Financial Data ....................................................
Item 9.       Management's Discussion and Analysis of Financial Condition and Results
              of Operations ..............................................................
Item 10.      Directors and Officers of Registrant .......................................
Item 11.      Compensation of Directors and Officers .....................................
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries .............
Item 13.      Interest of Management in Certain Transactions .............................

Part II
Item 14.      Description of Securities to be Registered .................................

Part III
Item 15.      Defaults Upon Senior Securities ............................................
Item 16.      Changes in Securities and Changes in Security for Registered Securities.....

Part IV
Item 17.      Financial Statements .......................................................
Item 18.      Financial Statements .......................................................
Item 19.      Financial Statements and Exhibits ..........................................
              Signatures .................................................................

CURRENCY TRANSLATION

The Company publishes its financial statements in Canadian dollars. Unless otherwise specified, all references to "Cdn dollars", "dollars", "$", or Cdn $" are to Canadian dollars and references to "US$" are to United States dollars. As of March 31, 1998, the US dollar equivalent for Canadian dollars as based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US $1.4195 per Cdn$1.00. No representation is made that the Canadian dollar or US$ amounts shown in this registration statement could have been or could be converted into US$, as the case may be, at any particular rate or at all.

Fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar may affect the Company's earnings, the book value of its assets and shareholders' equity as expressed in Canadian dollars and U.S. dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, based on the inverse of the noon buying rate in New York City for cable transfers in foreign currencies, the average of such exchange rates on the last Saturday of each month during such period, and the exchange rate at the end of such period, as certified for custom purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

----------------------    --------------------    ---------------------    ---------------------    --------------------
                                      Average                     High                      Low              Period end
----------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/93                          0.7729                   0.8046                   0.7439                  0.7544
----------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/94                          0.7300                   0.7632                   0.7103                  0.7128
----------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/95                          0.7305                   0.7527                   0.7023                  0.7323
----------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/96                          0.7332                   0.7513                   0.7235                  0.7301
----------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/97                          0.7220                   0.6945                   0.7487                  0.6999
----------------------    --------------------    ---------------------    ---------------------    --------------------

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

General

Dura Products International Inc. ("DPI" or the "Company") is a public company, with 21,983,764 issued and outstanding common shares, as of December 31, 1997, trading over-the-counter on the Canadian Dealing Network under the symbol "DURP." DPI was incorporated on August 19, 1983 under the laws of the Province of Ontario, Canada as Transway Exploration Inc. On July 7, 1993 the name was changed to Transway Capital Inc. and on February 6, 1997 the Company changed its name to Dura Products International Inc. DPI has two wholly-owned subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. Dura Skid Inc. ("Duraskid") was incorporated on July 13, 1995 under the laws of the Province of Ontario, Canada as CanTech Investments Inc. On January 15, 1996 the name was changed to CanTech Composites Inc. ("CanTech"), the date on which the Company concluded its acquisition of CanTech for $400,000. The purchase price was settled by the issuance of 1,000,000 common shares of the Company and the issuance of warrants exercisable for 500,000 common shares at $0.40 per share (see Business Overview and Outlook below and Management's Discussion and Analysis of Financial Condition and Results of Operations). On February 7, 1997, Cantech changed its name to Dura Skid Inc. On September 19, 1997 the Company incorporated in Delaware a wholly-owned subsidiary, Duraskid and Products, Inc. Duraskid and Products, Inc. owns 51% of Duraskid (New England) L.L.C. which was formed September 23, 1997. DPI is currently engaged in the manufacture of a composite material which is further manufactured into pallets. No significant revenues have been generated to date from operations.

From August 31, 1983 to December 31, 1995, the Company was involved in the natural resource and investment industries. In 1983 the Company purchased 22 unpatented mining claims in the Klotz Lake area, Thunder Bay Mining Division, Ontario, Canada. The Company purchased the claims for $62,332 and from 1983 to 1993 incurred $136,633 of exploration expenditures. In 1993 the claims were allowed to lapse as no economically recoverable ore reserves were found. In March 1994, DPI acquired 100% of the outstanding shares of 155433
Canada Ltd. ("155433"). 155433 owned a mining property in south Lorraine Township, Timiskaming Mining Division Ontario, Canada. The Company spent $512,416 on the acquisition of the mining claims and on exploration expenditures from March 1994 to the end of 1995. In December 1995, 155433 wrote down the carrying value of the Lorraine property to $1.00, as it did not intend to pursue development of the property. In September 1996, DPI sold its entire interest in 155433 for nominal consideration. Beginning in 1987, the Company began to invest in marketable securities. These investments were generally in junior mining companies and did not result in control or significant influence of these companies. From 1987 to 1995, the Company invested approximately $1.5 million in marketable securities. All investments were disposed of by the end of 1995 and generally the disposition resulted in a loss. Of the net-capital loss carry forward of approximately $2 million, as noted in the consolidated financial statements, $1.5 million resulted from these investing activities. The Company believes that there are no contingent liabilities as a result of the disposition of these assets. During the prior one year period there have been no changes in management or control of the Company.

In the discussion that follows, DPI or the Company refers to the operations of Dura Products International Inc. and its subsidiaries, Dura Skid
Inc. and Duraskid and Products, Inc. as well as Duraskid (New England) L.L.C. Duraskid refers to the operations of Dura Skid Inc.

DURA PRODUCTS INTERNATIONAL INC.

DPI has developed a proprietary process that produces a composite material made from a combination of post industrial cellulose fibre and post consumer plastics. The use of fibre gives the composite material its strength and the use of high-density plastic provides durability to the material. The development of the composite material focused on the suitability of recycled plastics, use of different cellulose fibres, use of different bonding agents, morphology of mixing and extrusion, and enhancing stiffness and toughness of the materials. The result is a material whose mechanical properties are comparable to that of hardwood.

The manufacturing process of the composite material is as follows: post-consumer plastics are received into the plant, either flaked or baled. If baled, the plastic is then ground into a flake. The fibre material is similar to a flour mixture. The plastics and fibre are then fed into a weighting machine. This machine automatically weighs the amount of plastics and fibre according to a specified formula for feeding into a high intensity mixer. The compound is then dumped onto a conveyor for cooling and grinding into a uniform size. The material is then ready to be extruded into a product. At this point the compound material is subjected to quality control procedures.

Currently the Company relies upon trade secrets to protect its proprietary technology. However, the Company has initiated procedures for patenting the process.

The Company intends to develop, manufacture, and sell a number of commercially viable products incorporating its proprietary composite material based on "green" design principles. Currently, management has specifically targeted the pallet market for the first commercial introduction of its technology. The pallet the Company has designed and developed is the Duraskid(R). Duraskid has been trademarked in Canada and the United States.

The Company believes that its proprietary composite material may also be used to make door frames, window frames, and sofit and facia for housing as well as construction forms, baseboards, house siding, and house framing.

During 1997 and 1996, the Company focused its efforts primarily on research and development and spent approximately $1,240,000 and $669,000, respectively, pursuing these efforts. The Company intends to continue to develop additional products and devote significant resources to its research and development efforts.

DPI's primary functions are the development of corporate strategy, research and development of new products, ongoing process and product improvement, securing investment capital and partner development. Each new product or product group will be organized into a separate subsidiary with its own management. This will enable management to focus on its distribution channel and customer base.



DURASKID

The Product

Duraskid pallets are manufactured in the following manner. The composite material is loaded into the extruder hopper that allows the material to be drawn into the extruder barrel as the extruder screw turns. At the end of the barrel, the extrusion profile die shapes the molten compound into the specific profile shape, then cools it down and delivers it into a cooling water tank. The extruded profile emerges from the water tank as a solid and strong profile, which is then automatically cut to length by a traveling cut-off saw. The Company's extrusion system is a state-of-the-art system with fully computerized control and monitoring systems. Processing temperature, pressure, speed, and load, are all automatically controlled and monitored with automatic shutdown if preset safety thresholds are exceeded.

Manufactured profiles are subjected to strict quality control procedures. Rejected profiles are reground and reprocessed. The stringer profiles are then "notched" providing for four-way access. The top board, stringer, and bottom board profiles are then loaded into an assembly jig, which automatically drills all the screw holes and semi-automatically tightens the screws. The assembled pallets are then sandblasted to rough up the surfaces, a bar code is then laser etched onto the pallet, and finally the completed pallet is shipped to the customer.

The Benefits

The Duraskid pallet is manufactured to engineered designs and material specifications. It is heat tested at 45(degree)C (113(degree)F) and cold tested at -25(degree)C (-13(degree)F). The standard 48"x40" Duraskid pallet has a static load of 12,000 lbs., dynamic load of 5,000 lbs., and a rackable load of 3,000+ lbs. The following table reflects the Company's comparison of the Duraskid pallet to wood and plastic pallets.

------------------------------------------------------------------------------------------------------------
                                             Duraskid                  Wood                  Plastic
------------------------------------------------------------------------------------------------------------
Cost per use                           Lowest                 High                    Lower
------------------------------------------------------------------------------------------------------------
Dimensional stability                  High                   Limited                 High
------------------------------------------------------------------------------------------------------------
Durability                             High                   Limited                 High
------------------------------------------------------------------------------------------------------------
Strength                               High                   High                    Low
------------------------------------------------------------------------------------------------------------
Rackable                               High                   High                    None
------------------------------------------------------------------------------------------------------------
Disposal                               DPI buys               Customer pays           Customer pays
------------------------------------------------------------------------------------------------------------

Water absorption                       None                   High                    None
------------------------------------------------------------------------------------------------------------
Contamination                          None                   High                    None
------------------------------------------------------------------------------------------------------------
Recyclability                          Total                  Low                     Low
------------------------------------------------------------------------------------------------------------
Safety (nails/splinters)               High                   Low                     High
------------------------------------------------------------------------------------------------------------
Repair required                        Low                    High                    Unavailable
------------------------------------------------------------------------------------------------------------
Customization                          High                   High                    None
------------------------------------------------------------------------------------------------------------


The Marketing Strategy

During 1997, DPI began building market awareness of the Duraskid pallet through a beta test program established with a number of potential customers. In conjunction with this, the Company started building its sales and customer service department. The marketing of the Duraskid pallet is currently focused on creating brand name awareness. Sales of the Duraskid pallet will be generated by the Company's own sales force and through a network of independent sales agents. A national and regional marketing program is being implemented in North America.

The Company has targeted the food and retail, beverage, warehousing, and manufacturing industries where the benefits of the Duraskid pallet are readily apparent.

The Company has implemented strict quality control guidelines to ensure each Duraskid pallet will meet the customers' needs. In addition, the Company plans to institute a customer satisfaction program.

The Industry

The pallet industry is considered part of the overall transportation packaging industry and is critical to global commerce. The Company views this industry as fragmented, substantially free from government regulation and with no one company dominating the market. Considered a "staple" industry, pallets are an integral part of industrial production. Nearly every item manufactured or processed is shipped and/or stored on pallets. According to the National Wood Pallet and Container Association, in North America the annual demand for pallets is estimated at approximately US$7 billion in the United States and US$700 million in Canada. Currently, over 90% of the pallet market uses wood pallets.

The Company believes that the fragmentation of the industry, together with widespread dissatisfaction regarding performance, quality and handling difficulties associated with wood pallets has become increasingly frustrating to pallet users. Customers are recognizing the significant benefits of returnable packaging and are demanding an integrated system approach to meet their needs.

Manufacturing and Distribution

Duraskid's first facility is located in Etobicoke, Ontario, Canada. This facility consists of 14 operating lines of equipment and based on the Company's capacity projections is capable of producing approximately 600,000 Duraskid pallets per year. Each operating line of equipment consists of a material feeding system, state-of-the-art extrusion machine, profile die, water-cooling table, and traveling cut-off saw.

As of December 31, 1997, the Company had 42 full-time employees, 30 of whom were in manufacturing, five in research and development, three in sales and marketing, and four in finance and administration. It is expected that by the end of the second quarter of 1998 there will be approximately 60 full-time employees, of whom 45 will be in manufacturing, five in research and development, four in sales and marketing, and six in finance and administration.

In addition to the Etobicoke facility, the Company has completed a partnership arrangement with Environmental Composite Products L.L.C. The Massachusetts based joint venture will manufacture Duraskid pallets for sale in New England and upper New York state. The joint venture will operate under the name Duraskid (New England) L.L.C., a Massachusetts limited liability company owned 51% by Duraskid and Products, Inc. Duraskid (New England) L.L.C. has leased a 135,000 square foot facility located in Andover, Massachusetts, which has the capacity for 30 lines of equipment. Management expects installation of equipment to begin in the second quarter of 1998, with operations commencing late in the third quarter of 1998.

Duraskid has plans to establish a network of manufacturing and distribution facilities throughout North America over the next three years. After this has been implemented, it is the Company's intent to then expand the program to Europe and Southeast Asia.

Duraskid also intends to establish a pallet rental service provider prior to the end of 1998. The plan is to provide pallet rental capability through a network of service centers providing coverage to customers throughout North America. The service centers, customers and suppliers will be linked through an integrated computer/communications network. The goal is to provide reliable, high quality durable pallets at the right time, to the right place, in the right quantity, at the right price.

The Company believes that a pallet rental program will be quickly accepted by customers for the following reasons: pallet management is typically not a core competency of users; users are becoming more and more focused on "cost per use"; users are recognizing the need for high quality returnable pallets which provide for enhanced material handling capabilities, minimizing of product damage, and reduction of waste; pallet rental eliminates the need for a large investment in a pallet inventory and warehouse space, and it eliminates the need for users to expend financial and human resources managing pallet inventories.

ENVIRONMENTAL CONSIDERATIONS

Corporate responsibility for the environment exists throughout the product life cycle. DPI is committed to the goal of being an eco-efficient manufacturer of products that incorporate the principles of "green" design, satisfying customer requirements at competitive prices and creating substantial shareholder value.

In 1990 more than 40% of all hardwood was used in the manufacture of wood pallets. This equates to an average of six pallets made per tree. In 1995 it was estimated that 223 million pallets went into landfills in the US, in excess of six million tons of wood. It is expected that by the year 2000 government legislation will ban the disposal of wooden pallets in landfill sites. Many countries have already imposed strict regulations regarding the shipping of product on wooden pallets.

In order to prevent pollution, eco-efficient manufacturing requires efficient use of materials, substitution of recycled materials for virgin materials whenever possible, and minimal production of waste through internal reuse. The Company's production processes are designed to meet these requirements. For example, in the Company's manufacturing process, cooling water is continuously recycled and particulate generated by cutting and notching is returned to feed stock.

"Green" design principles require that the Company's products be reusable, repairable and recyclable. The fundamental building block that supports all of our product development efforts is our proprietary composite technology. Ninety-eight percent of the Company's composite material is made from recycled materials, post industrial cellulose fibre and post consumer plastics. Additionally, at the end of a Duraskid pallet's useful life, the Company will offer a customer credit towards the purchase of a new Duraskid pallet. The old Duraskid pallet will be ground up and made into a new Duraskid.

ITEM 2.  DESCRIPTION OF PROPERTY

The Company's corporate offices and initial manufacturing facility are located at 60 Carrier Drive, Etobicoke, Ontario, Canada M9W 5R1, a 65,000 square foot facility. Approximately 5,000 square feet is being used for executive and administrative offices and the balance for manufacturing. The facility is leased for a five-year term expiring in October 2000 and the Company has the option to renew for an additional five year period. The Company also has an option to acquire the property for approximately $2.1 million.

Subsequent to December 31, 1997, Duraskid (New England), L.L.C. entered into a lease agreement to lease a 135,000 square foot manufacturing facility located in Andover, Massachusetts. The lease is for a six-year term, with one six-year renewal option. DPI has guaranteed unconditionally the full performance of Duraskid (New England), L.L.C. under the lease.

ITEM 3.  LEGAL PROCEEDINGS

Legal Proceedings

a) In 1996, through its acquisition of Dura Skid, the Company acquired a license agreement with SRP Industries Ltd. ("SRP") to utilize certain SRP technologies. During 1997, the Company determined that SRP's technology was not commercially viable because of its incompatibility with the production process used by the Company. In addition, SRP was unable to provide any of the required technical support services required under the terms of the agreement. Management thereby concluded that SRP was in breach of this agreement. Accordingly, in April, 1997, management filed a statement of claim in Ontario for damages of approximately $5.0 million for additional research and development costs that would not otherwise have been incurred and for a declaration that the agreement was terminated as a result of SRP's fundamental breach of the agreement. SRP counterclaimed in October, 1997 for approximately $10 million, stating that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company.

b) In November 1996, the Company entered into a consulting agreement with Coby Capital Corporation to provide assistance in raising investment capital and related services. During 1997, the Company terminated this agreement. However, Coby Capital Corporation has filed an action claiming it is owed various fees aggregating approximately US$720,000 pursuant to the agreement.

With respect to a) and b) above, management is of the opinion that it has acted appropriately and that the claims are without merit. The final outcome of both of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time, and, accordingly, no provision has been recorded in the accounts as of December 31, 1997.

ITEM 4.  CONTROL OF REGISTRANT

(a) Direct or Indirect Control by Another

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government.

(b) Ownership of Voting Securities

As of December 31, 1997, 21,983,764 common shares of the Company were issued and outstanding. At such date, the persons or groups known to the Company to own more than 10% of the Company's issued and outstanding shares and the number of common shares owned by officers and directors of the Registrant as a group are as follows:

---------------------------     --------------------------     --------------------------     --------------------------
                                 Identity of Person or
      Title of Class                      Group                      Amount owned                 Percent of Class
---------------------------     --------------------------     --------------------------     --------------------------
---------------------------     --------------------------     --------------------------     --------------------------
Common shares                   Officers and directors
                                as a group                            3,206,512 (1)                      13.6% (2)
---------------------------     --------------------------     --------------------------     --------------------------

---------------------------     --------------------------     --------------------------     --------------------------

(1) Shares owned by officers and directors include currently exercisable options to purchase up to 1,596,000 shares of Common Stock held by directors and officers of the Company. Options to purchase up to 496,000 shares are exercisable at $0.70 per share until June 2001, options to purchase up to 350,000 shares are exercisable at $1.10 per share until January 2002 and options to purchase up to 750,000 shares are exercisable at $2.00 per share until July 2002.

(2) The percentage of class is calculated based on a total number of shares of 23,597,764 which includes the 21,983,764 common shares issued and outstanding as of December 31, 1997 and the 1,596,000 currently exercisable options held by the directors and officers of the Company.

(3)    Change of Control Arrangements

       There are no arrangements known to the Company, the operation of which may, at a date subsequent to the date of this Registration Statement, result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

The common shares of the Company are quoted on the Canadian Dealing Network Inc. under the symbol "DURP", CUSIP number 265904102. The Company has no other class of securities which are publicly traded.

As of March 31, 1998, approximately 51% of the issued and outstanding common shares were held in the United States by approximately 77 record holders.

The U.S. Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company's securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers to sell their shares in the secondary market.

The trading history of the Company's Common Stock on the Canadian Dealing Network, Inc. is as follows:

------------------------------------    -----------------------------------    -----------------------------------
Quarter ended                                            High sales prices                       Low sales prices
------------------------------------    -----------------------------------    -----------------------------------
03/31/96                                                             $0.75                                  $0.35
------------------------------------    -----------------------------------    -----------------------------------
06/30/96                                                             $1.19                                  $0.50
------------------------------------    -----------------------------------    -----------------------------------
09/30/96                                                             $1.10                                  $0.65
------------------------------------    -----------------------------------    -----------------------------------
12/31/96                                                             $1.10                                  $0.75
------------------------------------    -----------------------------------    -----------------------------------
03/31/97                                                             $4.40                                  $0.75
------------------------------------    -----------------------------------    -----------------------------------
06/30/97                                                             $2.45                                  $1.75
------------------------------------    -----------------------------------    -----------------------------------
09/30/97                                                             $3.15                                  $1.80
------------------------------------    -----------------------------------    -----------------------------------
12/31/97                                                             $4.20                                  $2.25
------------------------------------    -----------------------------------    -----------------------------------
03/31/98                                                             $5.50                                  $3.50
------------------------------------    -----------------------------------    -----------------------------------


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

(a) Governmental Laws or Decrees

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements and potential capital gains on the disposition of the common shares under certain circumstances. See Item 7. Taxation.

(b) Limitation on Voting Rights

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. To the Company's knowledge, no amendments are pending or contemplated at this time.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada.

An investment in common shares of a company by a non-Canadian other than an "American" (as that term is defined in the Investment Act and used in this discussion) when a company was not controlled by an American, would be reviewable under the Investment Act if it was an investment to acquire control of a company and the value of the assets of a company was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity.

An investment in common shares of a company by an American, or by a non-Canadian when a company is controlled by an American, would be reviewable under the Investment Act if it were an investment to acquire control of a company and the value of the assets of a company was not less than a specified amount which for 1994 is $150,000,000, and for subsequent years is $153,000,000 in terms of "constant 1992 dollars". A non-Canadian would acquire control of a company for the purposes of the Investment Act if he acquired a majority of the common shares of that company. The acquisition of less than a majority but one third or more of the common shares of a company would be presumed to be an acquisition of control of that company unless it could be established that, on the acquisition, a company was not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to common shares of a company would be exempt from the Investment Act, including:

(a) acquisition of common shares of a company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of a company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c) acquisition of control of a company by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in fact of a company.


ITEM 7.  TAXATION

The following is a summary of certain material Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing, holding and disposing of common shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's common shares, as well as any consequences arising under U.S. federal, state or local tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's length with the Company, (ii) are not residents of Canada, (iii) hold the common shares as capital property, and (iv) do not use or hold common shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers of the Company's shares of Common Stock are advised to consult with their own tax advisors with respect to their particular circumstances.

Dividends paid to U.S. residents by the Company on the common shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the common shares on a redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For U.S. corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax of 5% under the Canada-U.S. Income Tax Convention (1980), as amended by Protocol signed on March 17, 1995 (the "Treaty"). For all other U.S. shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders. Any amounts paid for Canadian withholding taxes may be taken as a credit against U.S. taxes.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of common shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the common shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the common shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of common shares which constitute "taxable Canadian property", provided that the value of the common shares at the time of disposition is not derived principally from real property located in Canada.

ITEM 8.  SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars. For a history of the exchange rates for Canadian dollars in terms of U.S. Dollars see Item 1, "Description of Business", above. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 10 to the Consolidated Financial Statements appearing elsewhere in this Registration Statement. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.

---------------    -------------     ------------    ------------    ------------    ------------
                        Year
                        ended         Year ended      Year ended      Year ended      Year ended
                      December         Dec 31,         Dec 31,         Dec 31,         Dec 31,
                      31, 1997         1996 (1)         1995            1994            1993
                      --------         --------         ----            ----            ----


                         $                 $               $               $               $
                         -                 -               -               -               -
---------------    -------------     ------------    ------------    ------------    ------------
Revenue                   60,362              Nil             Nil             Nil             Nil
---------------    -------------     ------------    ------------    ------------    ------------
Net (loss)/income     (2,995,559)      (1,314,126)       (615,315)       (813,610)         32,115
Net (loss)/income
per share                  (0.17)           (0.14)          (0.11)          (0.14)           0.04
---------------    -------------     ------------    ------------    ------------    ------------
Total assets
                       9,553,852        1,877,391          31,496         611,123         182,400
---------------    -------------     ------------    ------------    ------------    ------------
Capital stock
                      14,247,987        4,901,150       2,372,154       2,372,154       1,372,154
---------------    -------------     ------------    ------------    ------------    ------------

(1) Effective January 15, 1996, the Company purchased Dura Skid Inc. and changed its business focus. Reference should be made to Item 1. Description of Business and to Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

GENERAL
The following discussion and analysis of the financial condition of the Company and the results of its operations for the years ended December 31, 1997 and 1996 should be read in conjunction with the Company's consolidated financial statements. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For an explanation of the differences between Canadian and US GAAP, reference should be made to note 10 of the consolidated financial statements. The financial statements are prepared in Canadian dollars.

DPI is engaged in the research and development of a proprietary composite material using recycled plastics and cellulose, and the development of commercially viable products made from the composite material. To date, DPI has invested all of its financial and human resources in the research and development of the composite material. The Company intends to develop, manufacture, and sell a number of commercially viable products incorporating its proprietary composite material. Currently, management has specifically targeted the pallet market for the first commercial introduction of its technology. The pallet designed and developed by the Company has been trademarked in Canada and the United States as the "Duraskid".

1997 HIGHLIGHTS

-        Raised $9.3 million of equity capital

- Obtained a $3.1 million lease financing commitment of which $1.5 million has been utilized as of December 31, 1997

- Invested $1.2 million in continuing research and development of composite material and Duraskid pallets

- Invested $5.0 million in production equipment to manufacture Duraskid pallets

- Filed Form 20-F with the Securities and Exchange Commission in the United States, becoming a reporting issuer

- Completed an agreement to manufacture and distribute Duraskid pallets in New England and upper New York state

RESULTS OF OPERATIONS
The focus of the Company during 1997 and 1996 has been the completion of research and development on its proprietary composite material and the development of the Duraskid pallet. Losses incurred for 1997 and 1996 were $3.0 million and $1.3 million, respectively. The research and development has been substantially completed on the composite material and significant progress was made in the development of the Duraskid pallet in 1997.

1997 OPERATING RESULTS
In 1997, DPI had limited revenues of approximately $60,000 from the sale of 2,600 Duraskid pallets. Sales were limited as the Company was completing design changes to the board profiles and equipping the Etobicoke facility to handle planned production capacity. DPI had no revenue in 1996.

All costs related to research and development were expensed as incurred. These costs amounted to $1.2 million, consisting of salaries and wages, raw materials, rent, utilities, and repairs and maintenance. These costs increased 85% over 1996 reflecting an increased activity in the effort to complete work on the composite material and substantially complete the development of the Duraskid.

General and administration expenses amounted to $1.4 million for 1997. Such expenses consisted of salaries and wages, legal, accounting, and investor relations fees, rent, utilities, business and property taxes, general office expenses, and interest on capital lease financing. These costs increased significantly over 1996 reflecting increased activity in anticipation of commercialization of the Duraskid pallet.

Sales and marketing expenses of $262,000 consisted of salaries and wages, and advertising and promotion. There were no direct sales and marketing expenses in 1996 as the Company was solely focused on completing its research and development of its composite material.

Net loss for the year was $3.0 million or $0.17 per share. The increase in the loss per share was partly reduced by the increase in the weighted average number of common shares outstanding during the year from 9.6 million in 1996 to 18.0 million in 1997.

1996 OPERATING RESULTS

Since the Company was engaged in research and development of its proprietary composite material throughout 1996, the Company had no revenues.

All costs related to research and development were expensed as incurred. These costs amounted to $669,000, consisting of salary and wages, die designs, product specifications, raw materials, rent, utilities, and consulting services.

General and administration expenses consisted of salaries and wages, legal, accounting and investor relation's fees, general office expenses, and interest on short-term loans payable.

Net loss for the year was $1.3 million or $0.14 per share.

On the basis of the substantive change in the nature of the business conducted by the Company in 1996 as compared to 1995, management believes that the Company's previous financial statements are not relevant to its current business activities and as such, there is no meaningful comparison of the results of operations of 1996 to 1995.

CAPITAL INVESTMENTS

DPI invested approximately $5.0 million in the purchase of production equipment and other capital assets during the year. This brings the Company's total investment in the Etobicoke facility to $6.2 million. The Etobicoke facility now contains 14 fully operational production lines, each consisting of an extruder, profile die, water-cooling table, and traveling cut-off saw.

Subsequent to year-end the Company placed purchase orders for compounding and extrusion equipment totaling approximately US $5.0 million for its Andover, MA facility.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash used by operating activities was $3.1 million in 1997 versus $669,000 in 1996. The increase in cash usage reflects the increase in the level of activity of the Company as it completes its research and development of the composite material and the Duraskid, and approaches commencement of commercial operations.

Cash used in investing activities increased from $1.8 million to $5.3 million, with the majority being used to purchase 11 lines of production equipment.

The Company's cash provided by financing activities for 1997 was $10.5 million and consisted of net proceeds of $9.3 million from the issuance of 7.9 million common shares and net additional borrowings of $1.5 million provided by a capital lease financing facility.

As of December 31, 1997, the Company had cash on hand of $2.0 million and working capital of $1.5 million. In addition, the Company had outstanding warrants of approximately 2.0 million, which if exercised could raise up to approximately $6.0 million.

The Company anticipates that future cash requirements for working capital and expansion will come from a combination of cash on hand, cash flow from operations, debt/lease financing, and equity issuances. If the Company is required to raise additional funds through debt or equity financings, there can be no assurance that such funds, if available, will be available on terms favorable to the Company.

RISKS AND UNCERTAINTIES

a) General

The profitability of DPI is subject to a number of risk factors including: successful commencement of commercial operations; market acceptance of the Company's products; competition; effective management of the Company's anticipated growth and ability to raise additional capital; retention of key employees and the ability to attract additional key individuals, and continued improvement upon and protection of the Company's intellectual property.

Management believes the Company's first product, the Duraskid pallet, has many competitive advantages. However, the Company's success will depend on the acceptance of the Duraskid pallet in the North American marketplace. Certain competitors may have substantially greater name recognition and greater financial, technical, marketing and other resources than the Company.

b) Legal matters

From time to time the Company encounters lawsuits arising from business activities which are discussed below.

In 1997, through its acquisition of Dura Skid, the Company acquired a license agreement with SRP Industries Ltd. ("SRP") to utilize certain SRP technologies. During 1997, the Company determined that SRP's technology was not commercially viable because of its incompatibility with the production process used by the Company. In addition, SRP was unable to provide any of the required technical support services required under the terms of the agreement. Management thereby concluded that SRP was in breach of this agreement. Accordingly, management filed a statement of claim for damages of approximately $5.0 million represented by additional research and development costs that would not otherwise have been incurred and for a declaration that the agreement was terminated as a result of SRP's fundamental breach of the agreement. SRP has counterclaimed for approximately $10 million stating that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company.

In November 1996, the Company entered into a consulting agreement with Coby Capital Corporation to provide assistance in raising investment capital and related services. During 1997, the Company terminated this agreement. However, Coby Capital Corporation has filed an action claiming payment of various fees aggregating approximately US$720,000 pursuant to the agreement.

In both cases, management is of the opinion that it has acted appropriately and that the claims are without merit. The final outcome of both of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time, and, accordingly, no provision has been recorded in the accounts as at December 31, 1997. However, a negative outcome in either of these cases would have a material adverse effect on the operations of the Company.

c) Year 2000

Certain computer programs and microprocessors use two digits rather than four to define the applicable year. Any computer program that has date-sensitive software and microprocessors may recognize a date using "00" as the year 1900 rather than 2000. While not as potentially damaging as in other industries (such as the high technology and financial services industries), this phenomenon could cause a disruption of the Company's operations, including, among other things, a temporary inability to utilize manufacturing equipment, send invoices, or engage in similar normal business activities. Management believes the Company is substantially year 2000 compliant with respect to its manufacturing operations including related process control equipment and its selling, administration and general operations. Prior to purchasing any new equipment or software, it is Company policy to ensure that the specifications include year 2000 compliance. However, there can be no guarantee that the systems of other companies on which the Company's systems will rely will be converted on a timely basis, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material impact on the Company. Based on its current assessment, management believes that year 2000 compliance will not have a material adverse impact on the future operations of the Company.

OUTLOOK

The Company's achievements for 1997 have been significant. The Company has substantially completed the research and development of its proprietary composite material and the development of the Duraskid. Significant progress was made in fully equipping the Etobicoke facility. In addition, an agreement was entered into to establish a second facility in Massachusetts which will serve the New England and upper New York state market.

During 1997, the Company began building an awareness of the pallet through a beta test program established with a number of potential customers. In conjunction with this, the Company started building its sales and customer service department. The marketing of the Duraskid pallet is currently focused on creating brand name awareness. Sales of the Duraskid pallet will be generated by the Company's own sales force and through a network of independent sales agents. A national and regional marketing program is being implemented in North America. DPI has targeted the food and retail, beverage, warehousing, and manufacturing industries where the benefits of the Duraskid are readily apparent.

During 1997, the Company substantially completed the research and development of its composite material and the development of the Duraskid pallet. Significant progress was made in fully equipping the Etobicoke facility and an agreement was entered into to establish a second facility. The Company plans to enter into limited commercial production in the first half of fiscal 1998. The Company's ability to achieve full commercial production is dependent on the completion of the equipping of the Etobicoke facility with new assembly equipment, market demand for Duraskid pallets and may be dependent upon its ability to raise additional capital.

The focus of management for 1998 is as follows:

- operate the Etobicoke facility at increasing production levels to achieve full production capacity and have corresponding sales levels;

- have the Boston facility operational by the end of the year with established sales efforts;

- enter into additional agreements with partners for the construction of additional plants; and

- commence research and development work on additional products for the composite material.

The Company's business plan for the next three years contemplates the construction of 10-15 additional plants throughout North America. The Company then plans to expand the program to Europe and the Pacific Rim and Asia. Capital cost per plant with a planned minimum capacity of approximately 1,000,000 pallets per year is estimated at approximately $6.0 million.

The Company's strategy for its expansion is to enter into agreements with local partners which will enable the Company to quickly create a supply network of raw materials, capitalize on local knowledge, expand management resources, and secure a source of investment capital. The partners will be responsible for the day to day management of their respective operations. The Company plans to structure the agreements to provide for the payment of a license fee and ongoing royalties to the Company in return for a percentage ownership by the partners. In addition to the investment capital provided by its partners, the Company plans to enter into lease financing arrangements to fund the balance of the capital requirements.

The Company has devoted significant resources to research and development in each of the past two years. Up to December 31, 1997, the Company has spent a total of approximately $2.1 million on research and development. Management expects to continue to devote significant resources to research and development efforts on new product development during 1998 and beyond.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

The executive officers and directors of the Company are as follows:

------------------------------------     -----------------------------------     -----------------------------------
               Name                                   Position                                  Term
------------------------------------     -----------------------------------     -----------------------------------
Keith Carrigan                           Director, President and CEO             Director since November 1995 and
                                                                                 President and CEO since February 1996
------------------------------------     -----------------------------------     -----------------------------------
Patrick Banfield                         Director                                Director since January 1997
------------------------------------     -----------------------------------     -----------------------------------
Stuart MacGregor                         Director                                Director since February 1996
------------------------------------     -----------------------------------     -----------------------------------
John Winter                              Director, VP Manufacturing              Director since May 1996 and VP
                                                                                 Manufacturing since December 1995
------------------------------------     -----------------------------------     -----------------------------------
Carl McMurray                            VP Finance and CFO                      VP Finance and CFO since May 1996
------------------------------------     -----------------------------------     -----------------------------------
Weining Song                             VP Engineering                          VP Engineering since December 1995
------------------------------------     -----------------------------------     -----------------------------------

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors.

There are no arrangements or understandings between any of the directors or officers of the Company and any other person pursuant to which they were selected as a director or officer of the Company. There are no family arrangements between any director or officer of the Company and any other director or officer of the Company.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

Compensation Summary

The table below sets forth information concerning the compensation of the Company's chief executive officer and for all officers as a group for the Company's financial years ended December 31, 1997, 1996 and 1995:

------------   -----------------------------------------------------   -----------------------------------------------------
                            ANNUAL COMPENSATION                              LONG-TERM COMPENSATION
------------   -----------------------------------------------------   -----------------------------------------------------
 Name and         Year       Salary ($)    Bonus ($)     Other         Awards        Awards        Payouts       All other
 principal                                               annual        securities    restricted    LTIP (2)      compensation
 position                                               compensation   under         Shares or     Payouts          ($)
                                                            ($)        option/       restricted       ($)
                                                                       SARs (1)      share
                                                                       granted       units ($)
                                                                          (#)
------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Keith          1997          168,160       Nil           Nil           200,000/Nil   Nil           Nil           Nil
Carrigan       1996(3)       112,000       Nil           Nil           200,000/Nil   Nil           Nil           Nil
President
------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
J.Hunter,      1996(3)       Nil           Nil           Nil           Nil           Nil           Nil           Nil
President      1995          Nil           Nil           13,190        Nil           Nil           Nil           Nil
------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Officers       1997          381,910       Nil           Nil           550,000/Nil   Nil           Nil           Nil
as a group     1996          239,500       Nil           Nil           575,000/Nil   Nil           Nil           Nil
               1995          Nil           Nil           13190         Nil           Nil           Nil           Nil
------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

(1)   Stock appreciation rights
(2)   Long term incentive plans
(3) Mr. Hunter was succeeded as President of the Company by Mr. Carrigan on February 19, 1996

For each of the financial years ended December 31, 1997, 1996 and 1995, there were no standard arrangements by which directors of the Company were compensated for their services to the Company as directors. Directors participate in the Company's stock option plan.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

(a) Stock Option Plan
---------------------

On April 17, 1996, the board of directors of the Company approved the establishment of a stock option plan (the "1996 Plan") relating to the common shares ("Common Shares") of the Company. Disinterested shareholders of the Company passed a resolution approving the establishment of the 1996 Plan on May 30, 1996. Eligibility for participation in the 1996 Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates and other designated persons and their personal holding companies and registered retirement savings plan ("RRSP's"). The number of Common Shares subject to options granted under the 1996 Plan (and under all other management options and employee stock purchase plans) is limited, in the aggregate, to 5,000,000. The maximum number of Common Shares which may be reserved for issuance to any one person, including insiders of the Company under the 1996 Plan, is not limited except to the extent that at no time may such number exceed 5% of the number of issued and outstanding Common Shares. The exercise price of any option granted under the 1996 Plan may not be less than the fair market value (e.g., the prevailing market price) of the Common Shares at the time the option is granted. Options issued under the 1996 Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company or any subsidiary, or upon the retirement, permanent disability or death of an optionee. The options issued under the 1996 Plan are non-transferable. The Company does not provide any financial assistance to participants under the 1996 Plan to facilitate the purchase of Common Shares.

As of December 31, 1997, the following options were outstanding:


       Number of options          Expiry date               Purchase price
       -----------------          -----------               --------------
       523,300                    June 27, 2001             $0.70
       430,000                    January 27, 2002          $1.10
     1,357,500                    July 9, 2002              $2.00
        75,000                    September 1, 2002         $2.80
         7,500                    October 27, 2002          $2.65

As of December 31, 1997, directors and officers as a group held options to purchase up to 1,596,000 common shares of the Company.

(b) Shareholder Rights Plan
---------------------------

On April 23, 1997, the board of directors of the Company (the "Board") adopted the Dura Products International Inc. shareholder rights plan (the "Rights Plan"). The Rights Plan, which was subsequently approved by the shareholders of the Company, is effective as of April 23, 1997, and will expire on December 31, 2002.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. Take-over bids may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over bid to remain open for 21 days. The Board believes that this period may be insufficient for the Board to evaluate a bid, pursue alternatives which could maximize the shareholder value, and make informed recommendations to the shareholders.

The Rights Plan discourages discriminatory or unfair take-over bids for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of unsolicited take-over bid for the Company. The Rights Plan will encourage a potential offeror to proceed by way of a permitted bid or to approach the Board with a view to negotiation, by creating the potential for substantial dilution of any offeror's position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis. However, it should be noted that the terms of The Rights Plan could deter potential acquisitions of the Company in circumstances where such bids would result in premiums for shareholders.

Pursuant to the Rights Plan, one Right has been issued by the Company pursuant to the Rights Agreement in respect of each Common Share outstanding at the Close of Business on April 23, 1997 (the "Record Time"). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below), the expiry date of the Rights Plan or the day on which the right to exercise Rights expires.

The Separation Time is defined in the Rights Agreement as the Close of Business on the 10th day (or such earlier or later day as may be determined by the Board) after the earlier of: public disclosure that a person has become an Acquiring Person (defined in the Rights Agreement as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or a permitted bid, beneficial ownership of 10% percent or more of the Voting Shares of the Company); and the date of the commencement of, or first public announcement of an intention to commence, a take-over bid (other than a permitted bid) to acquire beneficial ownership of 20% percent or more of the Common Shares.

Each Right will entitle the registered holder to purchase from the Company one Common Share at a price per share equal to 50% of the then fair market value, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time.

Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

If an offeror successfully completes a permitted bid, the Board shall be deemed to have elected to redeem the Rights at $0.001 per Right, appropriately adjusted for anti-dilution, and no further Rights will be issued.

A permitted bid, even if not approved by the Board, may be taken directly to the shareholders of the Company. Shareholder approval at a special meeting will not be required for a permitted bid. Instead, shareholders of the Company will initially have 60 days to deposit their shares. If more than 50 percent of the outstanding Common Shares (other than Common Shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and not withdrawn by the end of such 60-day period, the bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

If a potential offeror does not wish to make a permitted bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that particular transaction or redeem the Rights, thereby allowing such bid to proceed without dilution to the offeror.


Under the Rights Agreement, the implementation of the Rights Plan is triggered, subject to the Board's discretion, upon the occurrence of any transaction or event in which any person becomes an Acquiring Person. Except as set out below, from and after the Close of Business on the 10th day following such an event:
(a) any Rights beneficially owned by the acquiring person and affiliate, associates and transferees of the acquiring person will become void; and (b) each Right (other than Rights which are void) will entitle the holder thereof to purchase Common Shares at 50% of the then fair market value. Therefore, an event triggering the implementation of the Rights Plan, if not approved by the Board, will result in significant dilution to an Acquiring Person. The Board, at its option and at any time prior to the occurrence of such an event, may elect to redeem all of the outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted for anti-dilution as set out in the Rights Agreement.

The Company may, from time to time, amend, vary or delete any of the provisions of the Rights Agreement to, among other things: (i) make any changes which the Board, acting in good faith, deems necessary or desirable, (ii) cure any ambiguity or correct any inconsistency; or (iii) increase or decrease the exercise price of the Rights. Such amendments will not require the approval of the holders of Rights or Common Shares. The Company may, from time to time, with the approval of a majority of the holders of Rights, amend, vary or delete any of the provisions of the Rights Agreement (whether or not such change shall materially adversely affect the interests of the holders of the Rights).

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
(a) Material Transactions
Effective January 15, 1996, the Company completed its acquisition of all of the issued and outstanding shares of Dura Skid Inc. for $400,000, which was settled by the issuance of 1,000,000 common shares of the Company. In addition to the $400,000 purchase price, the Company granted warrants to the shareholders of Dura Skid Inc. which entitled the warrant holders to purchase in the aggregate, 500,000 common shares, at a per share price of $0.40. Dura Skid Inc. was owned equally by two shareholders, one of whom was Mr. Keith Carrigan. Upon signing the letter of intent, Mr. Carrigan was elected to the Board of Directors of the Company, and effective February 19, 1996, became President and CEO of the Company. Mr. Carrigan does not own greater than 10% of the issued and outstanding common shares of the Company.

(b) Indebtedness of Directors and Officers
No director or officer of the Company, at any time during the fiscal year ended December 31, 1997 was indebted to the Company. No director or officer of the Company, at any time during the fiscal year ended December 31, 1996 was indebted to the Company.

Except with respect to Mr. James Hunter, a former director and officer of the Company, who was indebted to the Company to the extent of $31,469 as of December 31, 1995, no director or officer of the Company was indebted to the Company during the fiscal year ended December 31, 1995.


Key Employee Agreements

On May 1, 1995 the Company entered into an employment agreement with Keith Carrigan. Mr. Carrigan holds the offices of Director, President and Chief Executive Officer and his minimum annual compensation is $120,000. The contract is ongoing unless otherwise terminated pursuant to the terms thereunder. Mr. Carrigan is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company.

On January 1, 1997 the Company entered into an employment agreement with Carl McMurray. Mr. McMurray holds the offices of Vice President Finance and Chief Financial Officer and Secretary to the Board. His annual compensation is $102,000, effective 1998. The contract is ongoing unless otherwise terminated pursuant to the terms thereunder. Mr. McMurray is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company.

On August 7, 1996 the Company entered into a two year employment agreement with Weining Song. Mr. Song holds the office of Vice President Engineering and his annual compensation is $75,000. Mr. Song was granted options to acquire 150,000 common shares and is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

Not Applicable

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not applicable.

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS.

The consolidated financial statements of the Company, the accompanying notes thereto and the independent auditors' reports are included as part of this Form 20-F and immediately follow the signature page of this Form 20-F.

Item 19. Financial Statements and Exhibits

(A) FINANCIAL STATEMENTS

The following financial statements are filed herewith:

     1. Consolidated Balance Sheets as of December 31, 1997 and December 31,
        1996
     2. Consolidated Statements of Operations and Deficit for the years ended December 31, 1997, 1996 and 1995.
     3. Consolidated Statements of Changes in Financial Position for the years ended December 31, 1997, 1996 and 1995.
     4. Notes to Consolidated Financial Statements

(B)  FINANCIAL STATEMENT SCHEDULES

     Schedule I -- Condensed Financial Information of the Registrant

(C)  EXHIBITS

The following exhibits are filed herewith:

     1.1*    Articles of Incorporation as Amended ..................................
     1.2*    By-laws ...............................................................
     3.1*    Share Exchange  Agreement  dated as of January  15, 1996 by and between the Company and its wholly-owned subsidiary Dura Skid, Inc. ...........
     3.2*    Lease Agreement  dated as of November  1, 1995  between  Carrier  Drive
             Development Ltd. and Cantech Investments Ltd. .........................
     3.3*    Shareholder Rights  Agreement  dated as of April 23,  1997  between the
             Company and the R-M Trust Company .....................................
     3.4*    Employment  Agreement  by and  between Keith Carrigan  and  the Company dated May 1, 1995......................................................
     3.5*    Employment  Agreement by  and  between  Carl  McMurray  and the Company dated January 1, 1997..................................................
     3.6*    Employment  Agreement  by  and  between  Weining  Song  and the Company dated August 7, 1996...................................................
     3.7*    1996 Stock Option Plan.................................................
     3.8*    Master Lease Agreement by and between Bombardier Finance, Inc.  and the
             Company dated August 12, 1997..........................................
     3.9*    Joint Venture  Agreement by and between Dunraskid New England,  L.L.C.,
             Duraskid and Products,  Inc.,  Environmental  Composite Products L.L.C.
             and the Company dated September 23, 1997 ..............................
    3.10*    Technology License Agreement by and between Duraskid New England L.L.C.
             and the Company dated October 15, 1997 ................................
    3.11*    Stock  Option Agreement by and between Environmental Composite Products
             L.L.C. and the Company dated October 15, 1997 .........................
    3.12     Lease Agreement between Forty-Four Lowell Junction Andover L.L.C. and
             Duraskid (New England) L.L.C...........................................
    3.13     Guaranty of Lease Agreement by Dura Products International, Inc........
    3.14     Indemnification Agreement by and among Dura Products International,
             Inc. and the members of Environmental Composite Products, L.L.C........
   11.0      Computation of Earnings Per Share......................................
   27.0      Financial Data Schedule................................................


* Filed with Form 20-F Registration Statement declared effective by the Securities and Exchange Commission on November 14, 1997.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURA PRODUCTS INTERNATIONAL INC.                      , 1998
-------------------------------------        ------------------------------
(Registrant)                                (Date)

/s/ Keith A. Carrigan                        /s/ Carl D. McMurray
-------------------------------------       ------------------------------
(Signature)                                 (Signature)

President and Chief Executive Officer       Vice President Finance & Chief
                                            Financial Officer
-------------------------------------       ------------------------------

                                AUDITORS' REPORTS

We have audited the consolidated balance sheet of Dura Products International Inc. as at December 31, 1997 and the consolidated statements of operations and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and the results of its operations and changes in its financial position for the year then ended in accordance with accounting principles generally accepted in Canada.

Ernst & Young
Chartered Accountants
Toronto, Canada
February 6, 1998.

We have audited the consolidated balance sheet of Dura Products International Inc. as at December 31, 1996 and the consolidated statements of operations and deficit and changes in financial position for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and the results of its operations and changes in its financial position for the years ended December 31, 1996 and 1995 in accordance with accounting principles generally accepted in Canada.

Selby & Silverstein
Chartered Accountants
Toronto, Canada
February 21, 1997.

                        DURA PRODUCTS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEETS


                                                                     DECEMBER 31,
                                                               1997                 1996
                                                               ----                 ----
                             ASSETS

Current assets
Cash                                                      $  2,044,184         $     12,192
Accounts receivable                                             25,425               36,505
Other receivables (Note 3)                                     278,168                 --
Prepaid expenses                                                17,284                 --
Inventory (Note 4)                                             182,862                 --
                                                               -------         ------------
       Current Assets                                        2,547,923               48,697

Capital assets, net (Note 5)                                 6,001,572            1,148,727

Cash in escrow (Note 8)                                        306,000                 --
Technology and other intangible assets,
net of accumulated amortization of
$1,610 (Note 2)                                                678,357              679,967
                                                               -------              -------
       Total Assets                                       $  9,533,852         $  1,877,391
                                                          ------------         ------------

                           LIABILITIES

Current liabilities
Accounts payable                                          $    590,130         $    723,336
Accrued liabilities                                            207,503                 --
Current portion of capital leases (Note 8)                     236,347

Short-term loans payable                                            --              341,177
                                                                    --              -------

       Current Liabilities                                   1,033,980            1,064,513
                                                             ---------            ---------
Capital leases (Note 8)                                      1,267,116                 --
                                                             ---------            ---------
Minority interest                                               68,600                 --
                                                                ------            ---------
       Total Liabilities                                     2,369,696            1,064,513
                                                             ---------            ---------

                      SHAREHOLDERS' EQUITY
Share capital
Common shares, no par value, unlimited authorized:
21,983,764 and 14,105,919 issued and outstanding
December 31, 1997 and 1996 (Note 6)                         14,247,987            4,901,150

Deficit                                                     (7,083,831)          (4,088,272)
                                                           -----------          -----------
       Stockholders' Equity                                  7,164,156              812,878
                                                             ---------              -------
       Total Liabilities and Stockholders' Equity         $  9,533,852         $  1,877,391
                                                          ------------         -  ---------

                            (see accompanying notes)

                        DURA PRODUCTS INTERNATIONAL INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT


                                                  YEAR ENDED DECEMBER 31,
                                          1997               1996               1995
                                          ----               ----               ----
REVENUE                               $    60,362        $      --          $      --
                                      -----------        ---------          ---------

EXPENSES
Research and development                1,239,576            668,996               --
General and administration              1,369,844            633,964             93,672
Sales and marketing                       261,792               --                 --
Amortization                              184,709             11,166               --
Mining properties                              --                 --            521,643
                                        ---------          ---------            -------
                                        3,055,921          1,314,126            615,315
                                        ---------          ---------            -------

Loss for the year                     $(2,995,559)       $(1,314,126)      $   (615,315)


Deficit, beginning of year             (4,088,272)        (2,774,146)        (2,158,831)
                                      -----------        -----------        -----------

Deficit, end of year                  $(7,083,831)       $(4,088,272)      $ (2,774,146)
                                      -----------        -----------        -----------

Loss per share                        $     (0.17)       $     (0.14)      $      (0.11)

Weighted average common shares
outstanding                            17,979,443          9,564,501          5,759,927

                            (see accompanying notes)

                        DURA PRODUCTS INTERNATIONAL INC.
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION


                                                                          Year ended December 31,
                                                              1997                  1996                 1995
                                                              ----                  ----                 ----
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year                                         $ (2,995,559)        $ (1,314,126)        $   (615,315)
Add non-cash items:
Amortization                                                                         11,166                  --
                                                               184,709
Other                                                              --                   --               521,643
                                                          -------------        -------------              -------
                                                            (2,810,850)          (1,302,960)             (93,672)
Net change in non-cash working
capital items
Accounts and other  receivables                               (198,488)              (5,036)              (1,710)
Prepaid expenses                                               (17,284)                --                   --
Inventory                                                     (182,862)                --                   --
Accounts payable and accrued
liabilities                                                     74,297              639,367               57,036
                                                                 ------              -------               ------
                                                            (3,135,187)            (668,629)             (38,346)
                                                             ----------             --------              -------

INVESTING ACTIVITIES
Additions to capital assets                                 (5,035,944)          (1,159,893)                --
Technology and other intangible
assets                                                            --               (679,967)                --
Cash in escrow                                                (306,000)                --                   --
Mining properties and investments                                   --                    1               59,720
                                                            ----------           ----------               ------
                                                            (5,341,944)          (1,839,859)              59,720
                                                            ----------           ----------               ------

FINANCING ACTIVITIES
Issuance of common shares                                    9,346,837            2,528,996                 --
Short-term loans payable                                      (341,177)              (8,342)             (20,046)
Capital lease receipts                                       1,511,086                 --                   --
Capital lease payments                                          (7,623)                --                   --
                                                                ------
                                                            10,509,123            2,520,654              (20,046)
                                                            ----------            ---------              -------

Increase in cash during the year                             2,031,992               12,166                1,328

Cash, beginning of year                                         12,192                   26               (1,302)
                                                                ------                   --               ------

CASH, END OF YEAR                                         $  2,044,184         $     12,192         $         26
                                                          ------------         ------------         ------------
Supplemental disclosures of cash flow information:
Cash paid for interest                                    $     52,715         $     19,202         $     19,202

                            (see accompanying notes)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

These consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 10.

(b)   PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries Dura Skid Inc. ("Dura Skid") and Dura Skid (New England) LLC.

(c)   REVENUE RECOGNITION

Revenue is recognized when goods are shipped to the customer.

(d)   INVENTORY

Inventories of raw materials are valued at the lower of average cost and replacement cost or net realizable value, on a first-in, first-out basis. Inventories of work in process and finished goods are valued at the lower of standard cost and net realizable value, on a first-in, first-out basis.

(e) CAPITAL ASSETS

Capital assets are recorded at cost, with amortization being provided for on a straight-line basis as follows:

Computer equipment and software                      3 years
Furniture and fixtures                               5 years
Leasehold improvements                               term of the lease plus one renewal period
Production equipment                                 10 years, upon commercial production

Amortization in the year of purchase is calculated at one-half of the annual rate.

(f) TECHNOLOGY AND OTHER INTANGIBLE ASSETS

Through its acquisition of Dura Skid, the Company acquired technology, know-how and expertise related to composite materials, which are recorded at cost. This asset is assessed for future recoverability on an annual basis by estimating future net undiscounted cash flows and residual values. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income.

Amortization of technology and other intangible assets is recorded on a straight-line basis over five years, commencing with commercial production.

(g)   RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes that the development project meets the generally accepted accounting principles for deferral and amortization. All development costs to date have been expensed as incurred.

(h)   INCOME TAXES

Effective January 1, 1997, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. This change has been applied retroactively, however, the adoption of the new recommendations had no impact.

Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of loss and tax credit carryovers. The liability method of accounting for deferred income taxes provides for a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the consolidated financial statements and tax returns and measured at the rate in effect in the year the differences originated.

Investment tax credits relating to capital asset purchases and scientific research and experimental development expenditures ("SRED") are accounted for as a reduction of the cost of such assets and expenses, respectively, when the Company has reasonable assurance as to realization. To date, no investment tax credits have been recorded in the accounts of the Company.

(i)  LOSS PER SHARE

The loss per share has been calculated using the weighted average number of shares outstanding during the year.

(j)  CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents and are grouped with "Cash" on the consolidated balance sheet. Cash that is being held in escrow has been categorized as "Cash in escrow" on the consolidated balance sheet (see Note 8).

(k)   LEASES

The Company leases certain of its assets. Assets rented under capital lease arrangements, where substantially all of the benefits of ownership are transferred to the Company, are accounted for as capital asset acquisitions and are depreciated over their estimated useful lives. Obligations under the terms of capital leases are shown as liabilities of the Company.

(l) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

(m) FINANCIAL INSTRUMENTS

Due to the nature of the Company's financial instruments, the market values approximate their carrying values.

(n)   COMPARATIVE FIGURES

Certain prior years' comparative figures have been reclassified to conform to the current year's presentation.

1.    BASIS OF OPERATIONS

During 1997 the Company substantially completed its research and development of its composite material and the development of the Duraskid pallet. Significant progress was made in fully equipping the Etobicoke facility and an agreement was entered into to establish a second facility. The Company plans to enter into limited commercial production in the first half of fiscal 1998. The ability of the Company to achieve full commercial production is dependent on the completion of the equipping of the Etobicoke facility with new assembly equipment, market demand for Duraskids and may be dependent upon the Company's ability to raise additional capital.

2.    BUSINESS ACQUISITIONS AND DIVESTITURES

Effective January 15, 1996, the Company acquired 100% of the issued and outstanding shares of Dura Skid for $400,000. The purchase price was settled by the issuance of 1,000,000 common shares of the Company. The major asset of Dura Skid was technology, know-how and expertise. Accordingly, the $400,000 was allocated to technology and other intangible assets along with the accumulated shareholders' deficiency of Dura Skid plus legal expenses. In addition to the $400,000 purchase price, the Company granted warrants to the shareholders of Dura Skid which entitle the warrant holders to purchase in the aggregate, 500,000 common shares, at a per share price of $0.40, all of which were exercised during 1996. The acquisition was accounted for using the purchase method.

The breakdown of the purchase is as follows:

         Cash                                                          $     3,801
         Other current assets                                               13,159
         Capital and other assets                                           13,310
         Current liabilities                                              (261,915)
                                                                       -----------
         Net liabilities acquired                                         (231,645)
         Technology and other intangible assets acquired                   631,645
                                                                       -----------
         Purchase price                                                $   400,000
                                                                       -----------

Effective September 28, 1996, the Company sold its 100% interest in 155433 Canada Ltd. ("155433") for $2.00. 155433 owns the mining properties which had been written down to $1.00 as of December 31, 1995.

3.    OTHER RECEIVABLES

Other receivables at December 31, 1997 consist of:
                  GST receivable                                       $ 209,568
                  Receivable from minority interest partners              68,600
                                                                          ------
                  Total                                                $ 278,168
                                                                       ---------
4.    INVENTORY

Inventory at December 31, 1997 consists of:
                  Raw materials                                        $  92,070
                  Work in process and finished goods                      90,792
                                                                          ------
                  Total                                                $ 182,862
                                                                       ---------



5. CAPITAL ASSETS

Capital assets consist of:
December 31, 1997                                       Accumulated          Net Book
                                          Cost          Amortization           Value
                                          ----          ------------           -----
Computer equipment and software        $  112,580        $   31,595        $   80,985
Furniture and fixtures                     59,823            13,696            46,127
Leasehold improvements                    476,556             9,449           467,107
Production equipment                    4,032,346           133,615         3,898,731

Equipment under capital lease           1,514,532             5,910         1,508,622
                                        ---------         ---------        ----------
                                       $6,195,837        $  194,265        $6,001,572
                                       ----------        ----------        ----------

December 31, 1996                                       Accumulated          Net Book
                                          Cost          Amortization           Value
                                          ----          ------------           -----
Computer equipment and software        $   42,428        $    7,072        $   35,356
Furniture and fixtures                     38,569             3,857            34,712
Leasehold improvements                      4,745               237             4,508
Production equipment                    1,074,151                 0         1,074,151
                                        ---------         ---------         ---------
                                       $1,159,893        $   11,166        $1,148,727
                                       ----------        ----------        ----------

Amortization expense was $183,099, $11,166, and nil for the years ended December 31, 1997, 1996, and 1995.

6. SHARE CAPITAL

Class A Special Shares; no par value, unlimited authorized

The Class A Special Shares are voting and may be issued in one or more series. The directors of the Company may establish, before an issue, the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attached to each series, and without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion prices and terms and conditions of redemption and any sinking fund or other provisions. As of December 31, 1997 and 1996, no Class A Special Shares had been issued.

Class B Special Shares; no par value, unlimited authorized

The Class B Special Shares are designated as redeemable, voting, non-participating shares. No dividends shall be declared, set aside or paid on the Class B Special Shares.
As of December 31, 1997 and 1996, no Class B Special Shares had been issued.

Common Shares Issued

                                                                          Shares                     Amount
                                                                          ------                     ------
Balance, December 31, 1995                                             5,759,927              $   2,372,154
  Acquisition of Dura Skid Inc.                                        1,000,000                    400,000
  Exercise of stock options                                            1,725,992                    892,996
  Exercise of warrants                                                 5,500,000                  1,200,000
  Severance payment                                                      120,000                     36,000
                                                                      ----------               ------------
Balance, December 31, 1996                                            14,105,919                  4,901,150
  Issued for cash                                                      4,374,033                  6,004,815
  Exercise of stock options                                            1,121,200                  1,405,390
  Exercise of warrants                                                 2,382,612                  1,936,632
                                                                      ----------               ------------
Balance, December 31, 1997                                            21,983,764               $ 14,247,987
                                                                      ----------               ------------


Stock options

The Company has issued stock options pursuant to the following plans:
(i) The 1996 stock option plan was limited to 1,000,000 shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company. The exercise price of any options granted may not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the board. The term of the options cannot exceed five years. All options have been granted and exercised pursuant to this plan.
(ii) The 1996 replacement stock option plan was limited to 2,500,000 shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company and its subsidiaries and other designated persons as designated from time to time by the Board. The exercise price of any options granted may not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. This plan was subsequently amended to increase the limit of shares from 2,500,000 to 5,000,000 shares in the aggregate. As of December 31, 1997, approximately 1.3 million options had not been granted.

The following is a continuity of stock options outstanding:

                                                                                                    Number
                                                                                                    ------
Balance, December 31, 1995                                                                         575,992
Granted during 1996                                                                              2,300,000
Exercised during 1996                                                                           (1,725,992)
                                                                                               -----------
Balance, December 31, 1996                                                                       1,150,000
Granted during 1997                                                                              2,364,500
Exercised during 1997                                                                           (1,121,200)
                                                                                               -----------
Balance, December 31, 1997 at weighted
average                                                                $1.58                     2,393,300
                                                                       -----                   -----------

Of the total options outstanding, 523,300 issued at $0.70 expire on June 27, 2001; 430,000 issued at $1.10 expire on January 27, 2002; 1,357,500 issued at
$2.00 expire on July 9, 2002; 75,000 issued at $2.80 expire on September 1, 2002; and 7,500 issued at $2.65 expire on October 27, 2002. All options are currently exercisable.

Common share purchase warrants

The following is a continuity of warrants outstanding:

                                                                                                     Number
                                                                                                     ------
                     >
Balance, December 31, 1995                                                                        5,000,000
Issued during 1996                                                                                  500,000
Exercised during 1996                                                                            (5,500,000)
                                                                                                -----------
Balance, December 31, 1996                                                                              nil
Issued during 1997                                                                                4,374,040
Exercised during 1997                                                                            (2,382,612)
                                                                                                -----------
Balance, December 31, 1997                                                                        1,991,428
                                                                                                -----------

The common share purchase warrants outstanding as of December 31, 1997 expire on March 23, 1999 and entitle the holder to purchase one common share of the Company at $3.00 per share.

7. INCOME TAXES

The components of deferred income tax assets and liabilities as of December 31, 1997 and 1996 are as follows:

----------------------------------------------------------------------------------------------------------
                                                                              1997             1996
----------------------------------------------------------------------------------------------------------
Deferred tax assets:
----------------------------------------------------------------------------------------------------------
  Net operating loss carryforwards                                          $   1,268,455    $    561,096
----------------------------------------------------------------------------------------------------------
  Net capital loss carryforwards                                                  676,636         676,636
----------------------------------------------------------------------------------------------------------
  SRED expenditure pool carryforward                                              570,436         391,129
----------------------------------------------------------------------------------------------------------
  SRED ITC's recoverable                                                          327,019         205,781
----------------------------------------------------------------------------------------------------------
  Depreciation and amortization                                                    68,042          24,128
----------------------------------------------------------------------------------------------------------
    Total deferred assets                                                       2,910,588       1,858,770
----------------------------------------------------------------------------------------------------------
Less:  valuation allowance                                                     (2,910,588)     (1,858,770)
----------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                  $           -    $         -
----------------------------------------------------------------------------------------------------------

As of December 31, 1997 the Company has net loss carryforwards of $2,843,000 for income tax purposes that expire as follows:

                  1998,       $   35,000
                  1999,       $   35,000
                  2000,       $   31,000
                  2001,       $  112,000
                  2002,       $   94,000
                  2003,       $  907,000
                  2004,       $1,629,000

In addition, the Company has net capital loss carryforwards of approximately $1.5 million that do not expire. As of December 31, 1997, the Company has SRED expenditure pool carryforwards of approximately $1.7 million that do not expire. The potential tax savings of these losses have not been recognized in these consolidated financial statements.

8. LEASE OBLIGATIONS AND COMMITMENTS

a) Production equipment lease

During the year, the Company entered into a capital lease facility that provides for up to $3.1 million of equipment financing and provides for certain financial covenants and cash collateral to be maintained. Up to December 31, 1997 the Company utilized $1,485,966 of this facility and agreed to maintain $306,000 of cash collateral in an escrow account (referred to as "Cash in escrow" on the consolidated balance sheets). The effective interest rate is 11.4% per annum. Certain equipment has been pledged as security for the facility. As of December 31, 1997 the Company was in compliance with the financial covenants, which are measured on a quarterly basis. Based on the Company's growth plans, it is possible that the Company may not be in compliance with the financial covenants during 1998. However, management believes that the lender will continue to make the facilities available to the Company during 1998. As a result of the covenants associated with this facility, Dura Skid is restricted in its ability to transfer its net assets of approximately $5.0 million as of December 31, 1997 to its parent company, Dura Products International Inc. without the approval of the lender.

The minimum annual lease payments for each of the next five years are as follows:

1998                                                  $  383,808
1999                                                     383,808
2000                                                     383,808
2001                                                     383,808
2002                                                     425,638
Less imputed interest                                   (478,423)
                                                      ----------
                                                       1,482,447
Less current portion                                    (226,251)
                                                      ----------
                                                      $1,256,196
                                                      ----------


b) Premise and office equipment leases

In addition, the Company leases its premises and some office equipment. The lease for premises is an operating lease. The Company has an option to purchase the premises. Office equipment is under capital lease. The minimum annual lease payments for the remaining terms of the leases are as follows:

                                           Operating leases             Capital leases
                                           ----------------             --------------
1998                                             $  156,072                  $  11,753
1999                                                165,924                     10,275
2000                                                145,120                      2,523
Less imputed interest                                    (0)                    (3,535)
                                                 ----------                  ---------
                                                 $  467,116                     21,016
                                                 ----------
Less current portion                                                           (10,096)
                                                                             ---------
                                                                             $  10,920
                                                                             ---------


Interest expense, which is grouped with general and administration expenses, for the year ended December 31, 1997 and 1996 for the capital leases was $47,926 and $1,320. Operating lease expense for the year ended December 31, 1997, 1996, and 1995 was $94,188, $82,140, and nil.

c)    Commitments

Subsequent to year-end, the Company entered into a lease agreement to lease a 135,000 square foot facility located in Andover, Massachusetts. The lease is for a six-year term, with a six-year term renewal period. Rental payments for the first six years have been fixed at approximately US$610,000 per year. The Company has also committed up to US$450,000 for improvements, which will be repaid over the six year period. In conjunction with leasing the facility, the Company has placed purchase orders for compounding and extrusion equipment totaling approximately US$5.0 million.

9.  CONTINGENCIES

a) During 1996, the Company acquired through its acquisition of Dura Skid a licensing agreement with SRP Industries Ltd. ("SRP") to utilize certain SRP technologies. The licensing agreement required the payment of certain minimum royalties and potential additional royalties based upon future sales. No value was ascribed to this licensing agreement as the Company had not determined whether the SRP technologies could be utilized in its products. During early 1997, the Company determined that SRP's technology was not commercially viable as it relates to the production process used by the Company, requiring the Company to develop and commercialize its own technology at a significant cost and time to the Company. In addition, SRP was unable to provide any of the required technical support services under the terms of the agreement and management thereby concluded that SRP was in breach of this agreement. Accordingly, the Company filed a claim against SRP in April 1997 to seek damages of approximately $5.0 million and to terminate the agreement. In October 1997, SRP filed a counterclaim against the Company for $10 million, claiming that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company.

Management of the Company is of the opinion that it has acted appropriately regarding its proactive approach in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as of December 31, 1997.

b) In November 1996, the Company entered into a consulting contract with Coby Capital Corporation ("Coby") to provide assistance in raising investment capital and related services for a period of up to two years. The Company has terminated the agreement. However, Coby has filed an action claiming payment of retainer fees, out-of-pocket expenses, placement fees, and stock options. The total amount of the claim is approximately US$720,000. The Company is of the opinion that the claim is without merit and has filed a motion for dismissal. The final outcome of this matter is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as of December 31, 1997. However, a negative outcome in either of these cases would have a material adverse effect on the operations of the Company.

10. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

The Company's accounting principles do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

(a) Business acquisition

The acquisition of Dura Skid in January 1996 (refer to Note 2) was settled by way of common shares and share purchase warrants. Under US GAAP the share purchase warrants must be valued and included in the purchase price. The value ascribed to the warrants, as determined under the Black-Scholes model, was $85,000, which would be added to Technology and other intangible assets. For the year ended December 31, 1997 and 1996, $1,417 and nil, respectively would have been amortized. The impact of this is as follows:

------------------------------------------------------------------------------------------------------------
                                                                              Year ended December 31,
------------------------------------------------------------------------------------------------------------
                                                                               1997              1996
------------------------------------------------------------------------------------------------------------
Loss as reported under Canadian GAAP                                        $  (2,995,559)     $  (1,314,126)
------------------------------------------------------------------------------------------------------------
Additional amortization expense                                                     1,417                 -
------------------------------------------------------------------------------------------------------------
Loss under US GAAP                                                          $  (2,996,976)     $  (1,314,126)
------------------------------------------------------------------------------------------------------------
Loss per share                                                              $       (0.17)     $       (0.14)
------------------------------------------------------------------------------------------------------------

(b) Stock options

The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock option plans. Under APB 25 no compensation expense has been recognized. Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation, requiring the fair value of options issued to be measured as compensation expense, has been issued. For a description of the option plans reference should be made to Note 6. The assumptions used in the Black-Sholes model are as follows: the risk free interest rate used was 4%; expected dividends was 0%; expected life ranged from .08 to 2.5 years; and expected volatility ranged from .936 to 2.545. The weighted-average grant date fair value of options granted during 1997 was $1.16; 1996 was $0.25; and 1995 was $0.32. The pro-forma impact of this is as follows:

------------------------------------------------------------------------------------------------------------
                                                                              Year ended December 31,
------------------------------------------------------------------------------------------------------------
                                                                               1997              1996
------------------------------------------------------------------------------------------------------------
Pro-forma disclosures under FAS 123
------------------------------------------------------------------------------------------------------------
                  Loss for the year                                         $  (5,745,103)    $   (1,940,126)
------------------------------------------------------------------------------------------------------------
Loss per share                                                              $       (0.32)    $        (0.20)
------------------------------------------------------------------------------------------------------------

(c) Statement of changes in financial position

During the years ended December 31, 1997 and 1996 several non-cash transactions occurred which for US GAAP purposes should be excluded from the consolidated statements of changes in financial position.
1997 transactions include:

         (i) Capital assets of $1,511,086 were acquired under capital leases. These were reflected as investing and financing activities.

1996 transactions include:

         (i) The acquisition of Dura Skid Inc. The purchase price was settled with the issuance of share capital. Accordingly, the purchase had been reflected in investing activities and the issuance of share capital as a financing activity, in the amount of $400,000; and

         (ii) Share capital was issued for $36,000 as part of a severance payment. Accordingly, the issuance of share capital had been reflected as a financing activity and the reduction of the liability as an operating activity.

Since these non-cash transactions are pervasive throughout the statement, a separate consolidated statement of changes in financial position has been prepared using US GAAP, which is set out below:


------------------------------------------------------------------------------------
                                                         Year ended December 31,
------------------------------------------------------------------------------------
                                                       1997                  1996
------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities
------------------------------------------------------------------------------------
Loss for the year under US GAAP                     $(2,996,976)        $(1,314,126)
------------------------------------------------------------------------------------
Add non-cash item:
------------------------------------------------------------------------------------
Amortization                                            186,126              11,166
------------------------------------------------------------------------------------
Net change in non-cash working capital items         (2,810,850)         (1,302,960)
------------------------------------------------------------------------------------
Accounts and other receivables                         (198,488)              8,123
------------------------------------------------------------------------------------
Prepaid expenses                                        (17,284)               --
------------------------------------------------------------------------------------
Inventory                                              (182,862)               --
------------------------------------------------------------------------------------
Accounts payable and accrued liabilities                 74,297             592,119
------------------------------------------------------------------------------------
                                                     (3,135,187)           (702,718)
------------------------------------------------------------------------------------
Investing activities
------------------------------------------------------------------------------------
Additions to capital assets                          (3,524,858)         (1,155,308)
------------------------------------------------------------------------------------
Cash in escrow                                         (306,000)               --
------------------------------------------------------------------------------------
Technology and other intangible assets                     --               (39,597)
------------------------------------------------------------------------------------
Mining properties and investments                          --                     1
------------------------------------------------------------------------------------
                                                     (3,830,858)         (1,194,904)
------------------------------------------------------------------------------------
Financing activities
------------------------------------------------------------------------------------
Issuance of common shares                             9,346,837           2,092,996
------------------------------------------------------------------------------------
Capital lease repayments                                 (7,623)               --
------------------------------------------------------------------------------------
Short-term loans payable                               (341,177)           (187,009)
------------------------------------------------------------------------------------
                                                      8,998,037           1,905,987
------------------------------------------------------------------------------------
Net increase in cash during the year                  2,031,992               8,365
------------------------------------------------------------------------------------
Cash, beginning of year                                  12,192               3,827
------------------------------------------------------------------------------------
Cash, end of year                                   $ 2,044,184         $    12,192
------------------------------------------------------------------------------------

                                                             Financial Statement
                                                                 Schedule I




                               AUDITORS' CONSENT

We consent to the inclusion in this Annual Report (Form F-20) of Dura Products International Inc. of our report dated February 6, 1998, relating to the consolidated financial statements of Dura Products International Inc. as at December 31, 1997 and for the year ended.

Our audit also included the financial statement schedule of Dura Products International Inc. listed in Item 19 (B). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all respects the information set forth therein.


Toronto, Canada                                          Ernst & Young
April 22, 1998                                           Chartered Accountants

                                                    Financial Statement
                                                        Schedule I



                        DURA PRODUCTS INTERNATIONAL INC.
                                (PARENT COMPANY)
                             CONDENSED BALANCE SHEET

                                                  AS AT DECEMBER 31,
                                           -------------------------------
                                               1997               1996
                                           ------------        -----------
Assets
Cash                                       $  1,692,308        $     2,332
Other receivables                                 6,785             15,000
                                           ------------        -----------
                                              1,699,093             17,332
Due from subsidiary                           8,349,137          1,747,935
Investment in subsidiaries                      471,400            405,000
                                           ------------        -----------
                                           $ 10,519,630        $ 2,170,267
                                           ------------        -----------


Liabilities and Shareholders' Equity
Accounts payable                           $     79,209        $   385,297
Short-term loan payable                              --            103,388
                                           ------------        -----------
                                                 79,209            488,685
Shareholders' Equity
Common shares                                14,247,987          4,901,150
Deficit                                      (3,807,566)        (3,219,568)
                                           ------------        -----------
                                           $ 10,519,630        $ 2,170,267
                                           ------------        -----------


                            (see accompanying notes)

                    DURA PRODUCTS INTERNATIONAL INC.
                            (PARENT COMPANY)
              CONDENSED STATEMENT OF OPERATIONS AND DEFICIT


                                 FOR THE YEARS ENDED DECEMBER 31,
                           --------------------------------------------
                              1997             1996             1995
                           ----------       ----------       ----------
Revenue                    $       --       $       --       $       --
                           ----------       ----------       ----------
Expenses
  General and
  administration              518,180          485,348           93,672
  Marketing                    69,818               --               --
  Write down of
  investment in
  subsidiary                       --               --          482,499
  Loss on sales
  of investments                   --               --            9,228
                           ----------       ----------       ----------
Loss for the year             587,998          485,348          585,399
Deficit, beginning
of year                     3,219,568        2,734,220        2,148,821
                           ----------       ----------       ----------
Deficit, end of year       $3,807,566       $3,219,568       $2,734,220
                           ----------       ----------       ----------

                            (see accompanying notes)

                    DURA PRODUCTS INTERNATIONAL INC.
                                (PARENT COMPANY)
                       CONDENSED STATEMENTS OF CASH FLOWS


                                   FOR THE YEARS ENDED DECEMBER 31,
                            -----------------------------------------------
                               1997               1996             1995
                            -----------        -----------        ---------
Operating Activities

Loss for the year           $  (587,998)       $  (485,348)       $(585,399)

Add non-cash items
  Write down of
investment in
subsidiary                           --                 --          482,499

Net change in non-
cash working capital
items

  Other receivables               8,215             20,331            4,388
  Accounts payable             (306,088)           301,329           57,035

  Short-term loan
payable                        (103,388)          (246,131)         (20,046)
                            -----------        -----------        ---------
Cash used in
operating  activities          (989,259)          (409,819)         (61,523)
                            -----------        -----------        ---------

Investing Activities

Investment in
subsidiaries                    (66,400)          (404,999)              --

Advances to
subsidiaries                 (6,601,202)        (1,711,872)         (51,378)

Marketable
investments                          --                 --          114,228
                            -----------        -----------        ---------
Cash used in
investing activities         (6,667,602)        (2,116,871)          62,850
                            -----------        -----------        ---------

Financing  Activities

Issuance of common
shares                        9,346,837          2,528,996               --
Bank indebtedness                    --                 --           (1,301)
                            -----------        -----------        ---------
Cash provided by
financing activities          9,346,837          2,528,996           (1,301)
                            -----------        -----------        ---------

Net increase in cash
during year                   1,689,976              2,306               26

Cash, beginning of
year                              2,332                 26               --
                            -----------        -----------        ---------
Cash, end of year           $ 1,692,308        $     2,332        $      26
                            -----------        -----------        ---------

                            (see accompanying notes)

                     NOTES TO CONDENSED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

These parent company-only financial statements have been prepared following accounting principles generally accepted in Canada and the United States, except for the parent company's investment in subsidiaries which are accounted for using the cost method. These parent company-only financial statements should be read in conjunction with the parent company's consolidated financial statements.

2. COMMITMENTS

a) Production equipment lease

During the year, the parent company's subsidiary, Dura Skid Inc. ("Duraskid"), entered into a capital lease facility that provides for up to $3.1 million of equipment financing and provides for certain financial covenants and cash collateral to be maintained and which has been guaranteed by the parent company. Up to December 31, 1997 Duraskid utilized $1,485,966 of this facility and agreed to maintain $306,000 of cash collateral in an escrow account. The effective interest rate is 11.4% per annum. Certain equipment has been pledged as security for the facility. As at December 31, 1997 the parent company and Duraskid were in compliance with the financial covenants, which are measured on a quarterly basis. Based on the parent company's growth plans, it is possible that the parent company may not be in compliance with the financial covenants during 1998. However, management believes that the lender will continue to make the facilities available to the parent company during 1998. As a result of the covenants associated with this facility, Duraskid is restricted in its ability to transfer its net assets of approximately $5.0 million as at December 31, 1997 to its parent company, Dura Products International Inc. without the approval of the lender.

The minimum annual lease payments for each of the next five years are as follows:

1998                                                          $  383,808
1999                                                             383,808
2000                                                             383,808
2001                                                             383,808
2002                                                             425,638
Less imputed interest                                           (478,423)
                                                               ---------
                                                               1,482,447
Less current portion                                            (226,251)
                                                              ----------
                                                              $1,256,196
                                                              ----------

b)  Commitments

Subsequent to year-end, the parent company entered into a lease agreement to lease a 135,000 square foot facility located in Andover, Massachusetts. The lease is for a six-year term, with a six-year term renewal period. Rental payments for the first six years have been fixed at approximately US$610,000 per year. The Company has also committed up to US$450,000 for improvements, which will be repaid over the six-year period. In conjunction with leasing the facility, the Company has placed purchase orders for compounding and extrusion equipment totaling approximately US$5.0 million.

3.  CONTINGENCIES

In November 1996, the Company entered into a consulting contract with Coby Capital Corporation ("Coby") to provide assistance in raising investment capital and related services for a period of up to two years. The Company has terminated the agreement. However, Coby has filed an action claiming payment of retainer fees, out-of-pocket expenses, placement fees, and stock options. The total amount of the claim is approximately US$720,000. The Company is of the opinion that the claim is without merit and has filed a motion for dismissal. The final outcome of this matter is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1997.

                               INDEX TO EXHIBITS

3.12       Lease Agreement between Forty-Four Lowell Junction Andover L.L.C.
           and Duraskid (New England) L.L.C.

3.13       Guaranty of Lease Agreement by Dura Products International, Inc.

3.14       Indemnification Agreement by and among Dura Products International,
           Inc. and the members of Environmental Composite Products, L.L.C.

11.0       Computation of Earnings Per Share

27.0       Financial Data Schedule

--------------------