Form 20-F
period 1999-06-30
DURA PRODUCTS INTERNATIONAL INC
filed 1999-09-29
CIK 1043407

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

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO  SECTION  13 OR 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
      For the fiscal year ended December 31, 1998
                                -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from ____________________ to _________________________
Commission file number  ________________________________________________________

                        DURA PRODUCTS INTERNATIONAL INC.
- - ------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                        DURA PRODUCTS INTERNATIONAL INC.
- - ------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                Ontario, Canada
- - ------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             60 Carrier Drive, Etobicoke, Ontario, Canada, M9W 5R1
- - ------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Common Shares
                                 --------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 Not applicable
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 23,616,599

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                  Yes [ X ]     No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow:
                                                  Item 17  [ X ]  Item 18  [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                  Yes [   ]     No [   ]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
                                Table of Contents

Part I
Item 1.       Description of Business ....................................................    2
Item 2.       Description of Property ....................................................    7
Item 3.       Legal Proceedings ..........................................................    7
Item 4.       Control of Registrant ......................................................    9
Item 5.       Nature of Trading Market ...................................................   10
Item 6.       Exchange Controls and Other Limitations Affecting Securities Holders .......   11
Item 7.       Taxation ...................................................................   12
Item 8.       Selected Financial Data ....................................................   13
Item 9.       Management's Discussion and Analysis of Financial Condition and Results
              of Operations ..............................................................   14
Item 10.      Directors and Officers of Registrant .......................................   21
Item 11.      Compensation of Directors and Officers .....................................   22
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries .............   23
Item 13.      Interest of Management in Certain Transactions .............................   26

Part II
Item 14.      Description of Securities to be Registered .................................   27

Part III
Item 15.      Defaults Upon Senior Securities ............................................   27
Item 16.      Changes in Securities and Changes in Security for Registered Securities.....   28

Part IV
Item 17.      Financial Statements .......................................................   28
Item 18.      Financial Statements .......................................................   28
Item 19.      Financial Statements and Exhibits ..........................................   28
              Signatures .................................................................   29

CURRENCY TRANSLATION

The Company publishes its financial statements in Canadian dollars. Unless otherwise specified, all references to "Cdn dollars", "dollars", "$", or Cdn $" are to Canadian dollars and references to "US$" are to United States dollars. As of March 31, 1999, the US dollar equivalent for Canadian dollars as based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US $1.4195 per Cdn$1.00. No representation is made that the Canadian dollar or US$ amounts shown in this registration statement could have been or could be converted into US$, as the case may be, at any particular rate or at all.

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

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, based on the inverse of the noon buying rate in New York City for cable transfers in foreign currencies, the average of such exchange rates on the last Saturday of each month during such period, and the exchange rate at the end of such period, as certified for custom purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

- ------------------------    --------------------    ---------------------    ---------------------    --------------------
                                  Average                   High                     Low                  Period end
- ------------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/93                     0.7729                   0.8046                   0.7439                  0.7544
- ------------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/94                     0.7300                   0.7632                   0.7103                  0.7128
- ------------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/95                     0.7305                   0.7527                   0.7023                  0.7323
- ------------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/96                     0.7332                   0.7513                   0.7235                  0.7301
- ------------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/97                     0.7220                   0.6945                   0.7487                  0.6999
- ------------------------    --------------------    ---------------------    ---------------------    --------------------
Y/E Dec 31/98                     0.6728                   0.7124                   0.6311                  0.6511
- ------------------------    --------------------    ---------------------    ---------------------    --------------------

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

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

General

Dura Products International Inc. ("DPI" or the "Company") is a public company, with 23,616,599 issued and outstanding common shares, as of December 31, 1998, trading over-the-counter on the Canadian Dealing Network under the symbol "DURP" and "DRPDF" on the NASDAQ Bulletin Board. DPI was incorporated on August 19, 1983 under the laws of the Province of Ontario, Canada as Transway Exploration Inc. On July 7, 1993 the name was changed to Transway Capital Inc. and on February 6, 1997 the Company changed its name to Dura Products International Inc. DPI has two wholly-owned subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. Dura Skid Inc. ("Duraskid") was incorporated on July 13, 1995 under the laws of the Province of Ontario, Canada as CanTech Investments Inc. On January 15, 1996 the name was changed to CanTech Composites Inc. ("CanTech"), the date on which the Company concluded its acquisition of CanTech for $400,000. The purchase price was settled by the issuance of 1,000,000 common shares of the Company and the issuance of warrants exercisable for 500,000 common shares at $0.40 per share (See "Business Overview" and "Outlook" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations"). On February 7, 1997, Cantech changed its name to Dura Skid Inc. On September 19, 1997 the Company incorporated in Delaware a wholly-owned subsidiary, Duraskid and Products, Inc. Duraskid and Products, Inc. owns 51% of Duraskid (New England) L.L.C. which was formed September 23, 1997. DPI is currently engaged in the manufacture of a composite material which is further manufactured into pallets.

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

In the discussion that follows, DPI or the Company refers to the operations of Dura Products International Inc. and its subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. as well as Duraskid (New England) L.L.C. Duraskid refers to the operations of Dura Skid Inc. The operations of Duraskid (New England) L.L.C. were terminated on March 31, 1999. The assets, liabilities and operating results of Duraskid (New England) L.L.C. have been consolidated in the financial statements as of December 31, 1998. The Company expects to dispose of its ownership interest in Duraskid (New England) L.L.C. in 1999.

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

During 1998 and 1997, the Company focused its efforts primarily on research and development and spent approximately $2,950,499 and $1,240,000, respectively, pursuing these efforts. The Company intends to continue to develop additional products and devote significant resources to its research and development efforts.

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

- --------------------------------------------------------------------------------------------------------------
                                      Duraskid                 Wood                  Plastic
- --------------------------------------------------------------------------------------------------------------
Cost per use                           Lowest                 High                    Lower
- --------------------------------------------------------------------------------------------------------------
Dimensional stability                  High                   Limited                 High
- --------------------------------------------------------------------------------------------------------------
Durability                             High                   Limited                 High
- --------------------------------------------------------------------------------------------------------------
Strength                               High                   High                    Low
- --------------------------------------------------------------------------------------------------------------
Rackable                               High                   High                    None
- --------------------------------------------------------------------------------------------------------------
Disposal                               DPI buys               Customer pays           Customer pays
- --------------------------------------------------------------------------------------------------------------

Water absorption                       None                   High                    None
- --------------------------------------------------------------------------------------------------------------
Contamination                          None                   High                    None
- --------------------------------------------------------------------------------------------------------------
Recyclability                          Total                  Low                     Low
- --------------------------------------------------------------------------------------------------------------
Safety (nails/splinters)               High                   Low                     High
- --------------------------------------------------------------------------------------------------------------
Repair required                        Low                    High                    Unavailable
- --------------------------------------------------------------------------------------------------------------
Customization                          High                   High                    None
- --------------------------------------------------------------------------------------------------------------

The Marketing Strategy

During 1997, DPI began building market awareness of the Duraskid pallet through a beta test program established with a number of potential customers. In conjunction with this, the Company started building its sales and customer service department. The marketing of the Duraskid pallet is currently focused on creating brand name awareness. Sales of the Duraskid pallet are generated by the Company's own sales force and through a network of independent sales agents. A national and regional marketing program is being implemented in North America.

The Company has targeted the warehousing and manufacturing industries where the benefits of the Duraskid pallet are readily apparent.

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

Manufacturing and Distribution

Duraskid's only operating facility is located in Etobicoke, Ontario, Canada. This facility consists of 14 operating lines of equipment and based on the Company's capacity projections is capable of producing approximately 600,000 Duraskid pallets per year.

Each operating line of equipment consists of a material feeding system, state-of-the-art extrusion machine, profile die, water-cooling table, and traveling cut-off saw.

As of December 31, 1998, the Company had 42 full-time employees, 30 of whom were in manufacturing, five in research and development, three in sales and marketing, and four in finance and administration. It is expected that by the end of the fourth quarter of 1999 there will be approximately 60 full-time employees, of whom 45 will be in manufacturing, five in research and development, four in sales and marketing, and six in finance and administration.

Duraskid plans to establish a network of manufacturing and distribution facilities throughout North America over the next three years. After this has been implemented, it is the Company's intent to then expand the program to Europe and Southeast Asia.

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

ITEM 2.  DESCRIPTION OF PROPERTY

The Company's corporate offices and only manufacturing facility is located at 60 Carrier Drive, Etobicoke, Ontario, Canada M9W 5R1, a 65,000 square foot facility. Approximately 5,000 square feet is being used for executive and administrative offices and the balance for manufacturing. The facility is leased for a five-year term expiring in October 2000 and the Company has the option to renew for an additional five year period. The Company also has an option to acquire the property for approximately $2.1 million.

Subsequent to December 31, 1997, Duraskid (New England), L.L.C. entered into a lease agreement to lease a 135,000 square foot manufacturing facility located in Andover, Massachusetts. The lease is for a six-year term, with one six-year renewal option. DPI has guaranteed unconditionally the full performance of Duraskid (New England), L.L.C. under the lease. Commercial operations were not achieved in 1998 as a result of cost overruns and the inability to secure adequate financing to complete the acquisition and commissioning of production equipment. Operations were terminated in March, 1999. (See Item 3 - "Legal Proceedings")

ITEM 3.  LEGAL PROCEEDINGS

Legal Proceedings

From time to time the Company encounters lawsuits arising from business activities, which are discussed below.

1) During 1996, the Company acquired through its acquisition of Dura Skid a licensing agreement with SRP Industries Ltd. ("SRP") the right to utilize certain SRP technologies. The licensing agreement required the payment of certain minimum royalties and potential additional royalties based upon future sales. During early 1997, the Company determined that SRP's technology was not commercially viable as it relates to the production process used by the Company, requiring the Company to develop and commercialize its own technology at significant cost and time to the Company. In addition, SRP was unable to provide any of the required technical support services under the terms of the agreement and management thereby concluded that SRP was in breach of this agreement. Accordingly, the Company filed a claim against SRP in April 1997 to seek damages of approximately $5.0 million and to terminate the agreement. In October 1997, SRP filed a counterclaim against the Company for $10 million, claiming that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company. No action occurred during 1998 or subsequent to year end on this claim or counterclaim.

2) In November 1996, the Company entered into a consulting contract with Coby Capital Corporation ("Coby") to provide assistance in raising investment capital and related services for a period of up to two years. The Company terminated the agreement for non-performance on the part of Coby. However, Coby has filed an action claiming payment of retainer fees, out-of-pocket expenses, placement fees, and stock options. The total amount of the claim is approximately US$720,000. During 1998, the action was moved from the State of New York to the State of Connecticut. No further action occurred during 1998 or subsequent to year end.

3) In July 1998, a former consultant to the Company filed a statement of claim against the Company. The claim was also filed against a Director and a former Director of the Company. The consultant is claiming the Company owes approximately $29,000 for services and expenses. The consultant claims that he was a party to the transaction to acquire the technology license agreement, which formed part of the Dura Skid purchase in 1996. As a party to the transaction, the consultant is claiming that the Director agreed to assign 200,000 common shares and 100,000 common share purchase warrants of the Company owned by the director, plus 100,000 stock options were to have been granted to him. The consultant is claiming these shares, warrants, and options have a value of approximately $1.9 million.

4) In September 1998, a former shareholder of the Company filed a statement of claim against the Company. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00 to a director. The director has no intent in pursuing the commercializing of these mining claims and has agreed to pay to the Company any profits arizing from the resale of these mining claims.

5) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property which is the property of the former employee. The Company has accrued an amount which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit.

6) Subsequent to the year end the landlord for 44 Lowell Junction Rd., the building that housed the Andover joint venture, filed a ststement of claim against the Company as guarantor of the Andover lease. The landlord is claiming damages of US$1.4 million for unpaid and future rents and leasehold improvements. The Company acknowledges its abligation as guarantor and is currently in discussions with the landlord to settle the issue.

In all cases management is of the opinion that it has acted appropriately and that the claims are without merit and will vigorously defend the claims. The final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time and, accordingly, no provision has been recorded in the accounts as at December 31, 1998. However, a negative outcome in any of these cases could have a material adverse effect on the operations of the Company.

In addition to the lawsuits described above, the Company is currently defending statements of claim from a number of creditors totaling approximately $1.4 million, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

ITEM 4.  CONTROL OF REGISTRANT

(a) Direct or Indirect Control by Another

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government.

(b) Ownership of Voting Securities

As of December 31, 1998, 23,616,599 common shares of the Company were issued and outstanding. At such date, the persons or groups known to the Company to own more than 10% of the Company's issued and outstanding shares and the number of common shares owned by officers and directors of the Registrant as a group are as follows:

- -----------------------------     --------------------------     --------------------------     --------------------------
                                     Identity of Person or
      Title of Class                        Group                       Amount owned                 Percent of Class
- -----------------------------     --------------------------     --------------------------     --------------------------
- -----------------------------     --------------------------     --------------------------     --------------------------
Common shares                     Officers and directors
                                  as a group                              530,389 (1)                     2.2% (2)
- -----------------------------     --------------------------     --------------------------     --------------------------

- -----------------------------     --------------------------     --------------------------     --------------------------

(1) Shares owned by officers and directors include currently exercisable options to purchase up to 365,000 shares of Common Stock held by directors and officers of the Company. Options to purchase up to 164,965 shares are exercisable at $0.70 per share until June 2001, options to purchase up to 168,440 shares are exercisable at $1.10 per share until January 2002 and options to purchase up to 31,595 shares are exercisable at $2.00 per share until July 2002.

(2) The percentage of class is calculated based on a total number of shares of 23,981,599 which includes the 23,616,599 common shares issued and outstanding as of December 31, 1997 and the 365,000 currently exercisable options held by the directors and officers of the Company.

(3)    Change of Control Arrangements

       There are no arrangements known to the Company, the operation of which may, at a date subsequent to the date of this Registration Statement, result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

The common shares of the Company are quoted on the Canadian Dealing Network Inc. under the symbol "DURP", CUSIP number 265904102 and on the NASDAQ Bulletin Board under the symbol "DRPDF". The Company has no other class of securities which are publicly traded.

As of March 31, 1999, approximately 48.4% of the issued and outstanding common shares were held in the United States by approximately 36 record holders.

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

The trading history of the Company's Common Stock on the Canadian Dealing Network, Inc. is as follows:

  --------------------      --------------------      --------------------
     Quarter ended           High sales prices          Low sales prices
  --------------------      --------------------      --------------------
       03/31/96                    $0.75                     $0.35
  --------------------      --------------------      --------------------
       06/30/96                    $1.19                     $0.50
  --------------------      --------------------      --------------------
       09/30/96                    $1.10                     $0.65
  --------------------      --------------------      --------------------
       12/31/96                    $1.10                     $0.75
  --------------------      --------------------      --------------------
       03/31/97                    $4.40                     $0.75
  --------------------      --------------------      --------------------
       06/30/97                    $2.45                     $1.75
  --------------------      --------------------      --------------------
       09/30/97                    $3.15                     $1.80
  --------------------      --------------------      --------------------
       12/31/97                    $4.20                     $2.25
  --------------------      --------------------      --------------------
       03/31/98                    $5.50                     $3.50
  --------------------      --------------------      --------------------
       06/30/98                    $5.50                     $3.25
  --------------------      --------------------      --------------------
       09/30/98                    $3.45                     $2.10
  --------------------      --------------------      --------------------
       12/31/98                    $2.95                     $1.40
  --------------------      --------------------      --------------------
       03/31/99                    $1.50                     $0.43
  --------------------      --------------------      --------------------
       06/30/99                    $0.63                     $0.30
  --------------------      --------------------      --------------------

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

(a) Governmental Laws or Decrees

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements and potential capital gains on the disposition of the common shares under certain circumstances. (See "Item 7. Taxation").

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

- -----------------    ------------    ------------    ------------    ------------    ------------
                      Year ended      Year ended      Year ended      Year ended      Year ended
                        Dec 31,         Dec 31,         Dec 31,         Dec 31,         Dec 31,
                         1998            1997           1996 (1)         1995            1994
                     ------------    ------------    ------------    ------------    ------------
                         $               $              $                $               $
                          -               -               -               -               -
- -----------------    ------------    ------------    ------------    ------------    ------------
Revenue                 311,527           60,362            Nil             Nil             Nil
- -----------------    ------------    ------------    ------------    ------------    ------------
Net (loss)/income    (8,673,172)      (2,995,559)    (1,314,126)       (615,315)       (813,610)
Net (loss)/income
  per share               (0.38)           (0.17)         (0.14)          (0.11)          (0.14)
- -----------------    ------------    ------------    ------------    ------------    ------------
Total assets         13,909,417        9,553,852      1,877,391          31,496         611,123
- -----------------    ------------    ------------    ------------    ------------    ------------
Capital stock        17,006,171       14,247,987      4,901,150       2,372,154       2,372,154
- -----------------    ------------    ------------    ------------    ------------    ------------

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

GENERAL
The following discussion and analysis of the financial condition of the Company and the results of its operations for the years ended December 31, 1998 and 1997 should be read in conjunction with the Company's consolidated financial statements. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For an explanation of the differences between Canadian and US GAAP, reference should be made to note 10 of the consolidated financial statements. The financial statements are prepared in Canadian dollars.

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

In early 1998, management of the Company determined that the assembly process as it existed at that time for pallets was not viable, from a labour cost and capacity perspective and determined that a more automated process was required. The Company entered into a contract with an engineering firm to design and build the required automated assembly equipment. Delivery of the equipment was scheduled for the end of August but was delayed until the end of October. Installation and testing of the equipment, by the manufacturer, took place over the balance of 1998 and over the first five months of 1999.

The capacity to assemble pallets throughout 1998 was severely limited due to the time delays in ordering and delivering the new assembly equipment. This meant that the ability to sell pallets was severely limited, as the Company was not able to commit to large orders and reasonable delivery times. As a result, the Company's overall liquidity was adversely impacted.

During 1998 significant process changes were implemented regarding the extrusion process. These changes altered the technology purchased through the acquisition of Dura Skid so significantly that the value of that technology was questionable. Accordingly, the value ascribed to the technology was written off. The Company also undertook a review of its capital assets to determine if any surplus and/or obsolete equipment existed. As a result, a write-down of $1,654,957 was taken for both the technology and capital assets.

In late 1997, the Company entered into a joint venture agreement to manufacture and distribute Duraskid pallets in New England and upper New York state. Duraskid (New England) L.L.C. was formed, of which the Company owned 51%. During 1998, the Company invested approximately $580,000 and the 49% partners invested approximately $2 million, consisting of equity of $551,000, subordinated debenture of $1,150,000, and advances of $318,000. An operating lease was entered into for a 135,000 square foot facility located in Andover, Massachusetts. This lease was for a six-year term with an option to renew for a further six years. In addition, equipment for 15 extrusion lines was ordered, along with related support equipment. During the course of 1998, Duraskid (New England) L.L.C. experienced cost overruns, process changes, delays in delivery of equipment, and the inability to complete borrowing arrangements. Borrowing arrangements for approximately US$2.6 million was secured for the extrusion machines. However, additional planned financing of US$2.0 million was not completed. Note 1 to the consolidated financial statements presents a condensed balance sheet of Duraskid (New England) L.L.C. As a result of these issues and the Company's lack of adequate financial resources, the Company and its minority interest partners decided subsequent to year end to abandon the Andover facility. Subsequently, certain creditors of Duraskid (New England) L.L.C. have re-possessed certain capital assets with a carrying value of approximately $5.4 million.

The capacity constraints at the Toronto facility and the problems related to the Andover facility adversely impacted sales, earnings and cash flow that, in turn reduced working capital and overall liquidity. The Company incurred a consolidated loss of approximately $8.7 million, $0.38 loss per share in 1998 and had a working capital deficit of approximately $10.9 million at December 31, 1998. The loss of the Company's Canadian geographic segment (Note 10) was approximately $7.4 million. The Company was in breach of its liquidity and leverage ratios and minimum revenues relating to equipment financing, which have continued subsequent to year end. Therefore, the total owing under capital leases has been classified as current on the consolidated balance sheet. The impact of this was to increase the working capital deficiency by approximately $4.2 million.

In addition to the lawsuits discussed (See Item 3 - "Legal Proceedings") in more detail below under Risks and Uncertainties, the Company is currently defending statements of claims from a number of creditors totaling approximately $1.4 million, which are currently reflected as liabilities in the consolidated balance sheet.

The Company's ability to operate as a going concern is dependent upon obtaining additional capital, the continued financial support of its creditors, the achievement of profitable operations, and the satisfactory resolution of litigation matters. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in reflected in the accompanying consolidated financial statements.

1998 OPERATING RESULTS

The Company continued to have limited revenues in 1998 of approximately $312,000 versus $61,000 for 1997. As mentioned above, sales were adversely impacted by delays in equipment deliveries and commissioning and process changes.

Because of the ongoing production problems, the Company was unable to achieve planned commercial production. The operations were still essentially research and development for 1998 and, accordingly, all costs related to production have been classified as research and development, which are expensed as incurred. These costs amounts to approximately $3.0 million, consisting of salaries and wages, raw materials, rent, utilities, repairs and maintenance. These costs increased 138% over 1997, reflecting increased activity in the effort to achieve commercial production levels, both on a capacity level and a cost basis.

General and administrative expenses amounted to approximately $3.6 million for 1998, an increase of 175% over 1997. Included in this amount is approximately $1.8 million related to the Andover facility. These expenses consist of salaries and wages, legal, accounting, consultants' fees, and general office expenses.

Amortization of capital assets was approximately $684,000 versus $185,000 in 1997. This is a result of a full year of amortization of production equipment in 1998.

Interest expense amounted to approximately $214,000 versus $43,000 in 1997. This is mainly comprised of interest on capital lease financing and increased over 1997 due to the increased levels of borrowings.

Write-down of assets amounted to approximately $1.7 million, consisting of capital asset write-downs of $1,023,000 and write-off of technology of $630,000.

Sales and marketing expenses amounted to approximately $379,000 versus $262,000 in 1997. The increase of 45% was a result of increase sales efforts in 1998 to introduce the Duraskid pallet into the marketplace, branding and the attendance at trade shows.

Loss for the year was approximately $8.7 million, or $0.38 per share. The increase in the loss per share amount was partly reduced by the increase in the weighted average number of common shares outstanding during the year from approximately 18 million in 1997 to 23 million in 1998.

1997 OPERATING RESULTS

The Company had limited revenues of approximately $61,000. Sales were limited due to the completion of design changes to the board profiles, process improvements and equipping the Toronto facility to handle planned production capacity.

All costs related to research and development were expensed as incurred. These costs amounted to approximately $1.2 million, consisting of salaries and wages, raw materials, rent, utilities, repairs and maintenance. These costs increased 85% over 1996, reflecting increased activity in the effort to complete work on the composite material and the development and testing of the Duraskid pallet.

General and administrative expenses amounted to approximately $1.3 million for 1997. Such expenses consisted of salaries and wages, legal, accounting, and consultants' fees, rent, utilities, business and property taxes, and general office expenses. These costs increased significantly over 1996, reflecting increased activity in anticipation of the commercialization of the Duraskid pallet.

Sales and marketing expenses of approximately $262,000 consisted of salaries and wages, and advertising and promotion. There were no direct sales and marketing expenses in 1996 as the Company was solely focused on completing its research and development of the composite material.

Net loss for 1997 was approximately $3.0 million, or $0.17 per share. The increase in the loss per share was partly reduced by the increase in the weighted average number of common shares outstanding during the year from approximately 9.6 million if 1996 to approximately 18.0 million in 1997.

CAPITAL INVESTMENTS

The Company invested approximately $1 million in capital assets at its Toronto facility in 1998. This brings the Company's total capital investment in the Toronto facility to approximately $7.3 million, of which approximately $520,000 was written-off in 1998. Approximately $8.0 million was invested in the Andover facility, of which approximately $500,000 was written-off in 1998. Of the $7.9 million, approximately $3.7 million was financed by capital lease. As at December 31, 1998, and subsequent to year end, Duraskid (New England) L.L.C. was in arrears in its monthly payments and was in breach of its financial covenants. Subsequent to year end, the lender exercised its rights under these events of default and repossessed the equipment. Dura Products International Inc. and the minority interest partner have provided a guarantee for the capital lease.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash used by operating activities was approximately $4.7 million versus approximately $3.1 million in 1997. This increase is a result of the negative impacts of limited operations in 1998. Offsetting this was the collection of accounts receivable and the significant increase in accounts payable and accrued liabilities.

Cash used in investing activities was approximately $2.6 million versus approximately $3.8 million in 1997, mainly related to the acquisition of capital assets. A total of approximately $9.0 million was invested in capital assets. However, approximately $6.4 million was considered to be non-cash as it was funded by capital lease or acquired but not yet paid for.

The Company's net cash provided by financing activities for 1998 was approximately $5.3 million and consisted of approximately $2.8 million from the issuance of approximately 1.7 million common shares, $722,000 in short-term loans, and $2.0 million capital and debt contributions from the minority interest partners.

As at December 31, 1998, the Company had cash on hand of $90,987 and a working capital deficiency of approximately $10.9 million. At year end, the Company had outstanding approximately 1.6 million common share purchase warrants, which expired, unexercised, on March 23, 1999.

RISKS AND UNCERTAINTIES

A) GENERAL

The profitability of Dura Products is subject to a number of risk factors including: successful commencement of commercial operations; market acceptance of the Company's products; competition; effectively meeting the challenges set out below in the Outlook section, the ability to raise additional capital; the ability to attract additional key individuals; and continued improvement upon and protection of the Company's intellectual property.

At the Company's last annual general meeting, the shareholders elected five individuals to serve as Directors of the Company. Since that time three Directors have resigned. The remaining Directors determined that the vacancies would not be filled until the 1998 annual meeting is held. Since year-end several members of management have resigned, including the President of Dura Skid Inc. and the Chief Financial Officer of the Company. The position of President of Dura Skid Inc. has been eliminated and the Company is in the process of hiring a new Chief Financial Officer. In addition, the Company is seeking an individual with extensive manufacturing experience to join the senior management group.

B) LEGAL MATTERS

From time to time the Company encounters lawsuits arising from business activities, which are discussed below.

1) During 1996, the Company acquired through its acquisition of Dura Skid a licensing agreement with SRP Industries Ltd. ("SRP") the right to utilize certain SRP technologies. The licensing agreement required the payment of certain minimum royalties and potential additional royalties based upon future sales. During early 1997, the Company determined that SRP's technology was not commercially viable as it relates to the production process used by the Company, requiring the Company to develop and commercialize its own technology at significant cost and time to the Company. In addition, SRP was unable to provide any of the required technical support services under the terms of the agreement and management thereby concluded that SRP was in breach of this agreement. Accordingly, the Company filed a claim against SRP in April 1997 to seek damages of approximately $5.0 million and to terminate the agreement. In October 1997, SRP filed a counterclaim against the Company for $10 million, claiming that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company. No action occurred during 1998 or subsequent to year end on this claim or counterclaim.

2) In November 1996, the Company entered into a consulting contract with Coby Capital Corporation ("Coby") to provide assistance in raising investment capital and related services for a period of up to two years. The Company terminated the agreement for non-performance on the part of Coby. However, Coby has filed an action claiming payment of retainer fees, out-of-pocket expenses, placement fees, and stock options. The total amount of the claim is approximately US$720,000. During 1998, the action was moved from the State of New York to the State of Connecticut. No further action occurred during 1998 or subsequent to year end.

3) In July 1998, a former consultant to the Company filed a statement of claim against the Company. The claim was also filed against a Director and a former Director of the Company. The consultant is claiming the Company owes approximately $29,000 for services and expenses. The consultant claims that he was a party to the transaction to acquire the technology license agreement, which formed part of the Dura Skid purchase in 1996. As a party to the transaction, the consultant is claiming that the Director agreed to assign 200,000 common shares and 100,000 common share purchase warrants of the Company owned by the director, plus 100,000 stock options were to have been granted to him. The consultant is claiming these shares, warrants, and options have a value of approximately $1.9 million.

4) In September 1998, a former shareholder of the Company filed a statement of claim against the Company. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00 to a director. The director has no intent in pursuing the commercialization of these mining claims and has agreed to pay to the Company any profits arising from the ultimate disposal of these mining claims.

5) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property which is the property of the former employee. The Company has accrued an amount which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit.

6) Subsequent to the year end the landlord for 44 Lowell Junction Rd., the building that housed the Andover joint venture, filed a ststement of claim against the Company as guarantor of the Andover lease. The landlord is claiming damages of US$1.4 million for unpaid and future rents and leasehold improvements. The Company acknowledges its abligation as guarantor and is currently in discussions with the landlord to settle the issue.

In all cases management is of the opinion that it has acted appropriately and that the claims are without merit and will vigorously defend the claims. The final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time and, accordingly, no provision has been recorded in the accounts as at December 31, 1998. However, a negative outcome in any of these cases could have a material adverse effect on the operations of the Company.

In addition to the lawsuits described above, the Company is currently defending statements of claim from a number of creditors totaling approximately $1.4 million, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

C) YEAR 2000

Certain computer programs and microprocessors use two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software and microprocessors may recognize a date using "00" as the year 1900 rather than 2000. While not as potentially damaging as in other industries (such as the high technology and financial services industries), this phenomenon could cause a disruption of the Company's operations, including, among other things, a temporary inability to utilize manufacturing equipment, send invoices, or engage in similar normal business activities. Management believes the Company is substantially year 2000 compliant with respect to its manufacturing operations including related process control equipment and its selling, general and administration operations. It is Company policy that prior to purchasing any new equipment or software that the specifications include year 2000 compliance. However, there can be no guarantee that the systems of other companies on which the Company's systems will rely, will be converted on a timely basis, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material impact on the Company. Based on its current assessment, management believes that year 2000 compliance will not have a material adverse impact on the future operations of the Company.

OUTLOOK

The difficulties experienced in 1998 continued into 1999 and have significantly strained working capital resources. The challenges for 1999 include the following:

- - Raise a minimum of $2 million to restore balance sheet liquidity;

- - Successfully introduce new decking and fencing products;

- - Build on the previous Duraskid sales and marketing efforts;

- - Eliminate production bottlenecks such as assembly, compounding and surface treatment to increase production throughput and achieve profitability;

- - Restructure the balance sheet and eliminate the financial impact of the closure of the Andover facility;

- - Hire an individual from a well qualified manufacturing operation; and

- - Strengthen the Board of Directors with individuals that have substantial experience related to the activities of the Company.

The Company is actively seeking additional equity capital in order to strengthen working capital, reduce liabilities and purchase additional production equipment.

1999 will be a year of retrenchment. Management is focused on resolving the issues identified above, however, the failure to resolve these issues will cause the Company to fail and the Company to be liquidated.

The Company and the creditors of Duraskid (New England) LLC are in the process of liquidating the assets of the Andover facility. If successful, the assets and liabilities of the Company will be substantially reduced. The Company is contingently liable for guarantees of the real estate lease for the Andover facility and the capital lease for the extrusion equipment at the Andover facility. The ultimate settlement of these liabilities and the resulting liabilities for the Company are not yet known. These liabilities could have a significant adverse impact on the ability of the Company to operate as a going concern. Dura Products International Inc. has accrued its best estimate of its exposure relating to Andover.

The Company faces many challenges to its survival, however, management of the Company is guardedly optimistic that these challenges will be successfully overcome.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

The executive officers and directors of the Company are as follows:

- ---------------------------     ---------------------------     --------------------------------------
         Name                           Position                                Term
- ---------------------------     ---------------------------     --------------------------------------
Michael P. Zuk                  Director, President and CEO     Director since September 1998 and
                                                                President and CEO since September 1998
- ---------------------------     ---------------------------     --------------------------------------
John Winter                     Director, VP Manufacturing      Director since May 1996 and VP
                                                                Manufacturing since December 1995
- ---------------------------     ---------------------------     --------------------------------------

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

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

Compensation Summary

The table below sets forth information concerning the compensation of the Company's chief executive officer and for all officers as a group for the Company's financial years ended December 31, 1998, 1997 and 1996:

- --------------   -----------------------------------------------------   -----------------------------------------------------
                            ANNUAL COMPENSATION                              LONG-TERM COMPENSATION
- --------------   -----------------------------------------------------   -----------------------------------------------------
 Name and        Year          Salary ($)    Bonus ($)     Other         Awards        Awards        Payouts       All other
 principal                                                 annual        securities    restricted    LTIP (2)      compensation
 position                                                  compensation  under         Shares or     Payouts          ($)
                                                              ($)        option/       restricted       ($)
                                                                         SARs (1)      share
                                                                         granted (#)   units ($)
- --------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Keith            1998          186,865       Nil           Nil           Nil/Nil       Nil           Nil           Nil
Carrigan         1997          168,160       Nil           Nil           200,000/Nil   Nil           Nil           Nil
President        1996(3)       112,000       Nil           Nil           200,000/Nil   Nil           Nil           Nil
- --------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Michael P. Zuk   1998           40,000(4)    Nil           Nil           Nil/Nil       Nil           Nil           Nil
- --------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Officers         1998          326,865       Nil           Nil           Nil/Nil       Nil           Nil           Nil
as a group       1997          381,910       Nil           Nil           550,000/Nil   Nil           Nil           Nil
                 1996          239,500       Nil           Nil           575,000/Nil   Nil           Nil           Nil
- --------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

(1)   Stock appreciation rights
(2)   Long term incentive plans
(3) Mr. Carrigan was succeeded as President of the Company by Mr. Zuk on August 31, 1998
(4)   Mr. Zuk recieved no compensation in 1998 as President of the Company.

For each of the financial years ended December 31, 1998, 1997, and 1996, there were no standard arrangements by which directors of the Company were compensated for their services to the Company as directors. Directors participate in the Company's stock option plan.

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

As of December 31, 1998, the following options were outstanding:

       Number of options        Expiry date              Purchase price
       -----------------        -----------              --------------
                164,965         June 27, 2001            $0.70
                168,440         January 27, 2002         $1.10
                535,000         July 9, 2002             $2.00
                100,000         October 27, 2003         $2.55
                 75,000         September 1, 2002        $2.80
                 30,000         January 26, 2003         $3.75


As of December 31, 1998, directors and officers as a group held options to purchase up to 365,000 common shares of the Company.

(b) Shareholder Rights Plan

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

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

(a) Material Transactions

During the year, a former Director advanced $100,000, bearing interest at 10% per annum, to the Company for working capital purposes. Also during the year, another Director advanced $585,034, non-interest bearing, for working capital purposes. Total funds advanced during the year and owing at December 31, 1998 were $685,034. Subsequent to year end, the loan for $585,034 was converted to common shares by way of private placement. The Company's minority interest partner advanced $125,364 to Dura Products International Inc. during the year for working capital purposes. At December 31, 1998, $36,497 remained outstanding.

(b) Indebtedness of Directors and Officers

No director or officer of the Company, at any time during the fiscal year ended December 31, 1997 was indebted to the Company. No director or officer of the Company, at any time during the fiscal year ended December 31, 1996 was indebted to the Company.

Key Employee Agreements

On May 1, 1995 the Company entered into an employment agreement with Keith Carrigan. Mr. Carrigan holds the offices of Director, President and Chief Executive Officer and his minimum annual compensation is $120,000. The contract is ongoing unless otherwise terminated pursuant to the terms thereunder. Mr. Carrigan is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company. Mr. Carrigan resigned his position on August 31, 1998.

On January 1, 1997 the Company entered into an employment agreement with Carl McMurray. Mr. McMurray holds the offices of Vice President Finance and Chief Financial Officer and Secretary to the Board. His annual compensation is $102,000, effective 1998. The contract is ongoing unless otherwise terminated pursuant to the terms thereunder. Mr. McMurray is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company. Mr. McMurray resigned his position on May 15, 1999.

On August 7, 1996 the Company entered into a two year employment agreement with Weining Song. Mr. Song holds the office of Vice President Engineering and his annual compensation is $75,000. Mr. Song was granted options to acquire 150,000 common shares and is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company. Mr. Song resigned his position on April 23, 1999.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

Not Applicable

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

The Company purchased production equipment for its production facilities in Toronto and Boston. The equipment was financed by equipment leases as follows:

                                                       1998          1997
                                                       ----          ----
Toronto equipment obligation, bearing interest
at 11.4% per annum, monthly blended payments
of $31,984 due September 2002                      $1,256,195    $1,482,447
Andover equipment obligation, bearing interest
at 9.26% per annum, monthly blended payments
of US$40,317, due July 2005                         3,650,147             -
Miscellaneous office equipment obligations             11,506        21,016
                                                  -----------    ----------
                                                    4,917,848     1,503,463
Less current portion                               (4,917,848)     (236,347)
                                                  -----------    ----------
                                                  $         -    $1,267,116
                                                  -----------    ----------

Pursuant to the original agreement for the Toronto equipment, the Company had agreed to maintain $306,000 of cash collateral in an escrow account (referred to as "Cash in escrow" on the consolidated balance sheets), pledging as collateral certain production-related equipment for the facility, and the maintenance of certain financial covenants. Effective December 31, 1998, the lender requested the payment of the $306,000, of which $136,885 was applied to 1998 lease payments in arrears and $169,115 will be applied to 1999 lease payments and is included in prepaid expenses. The lease agreement contains covenants which restrict the ability of Dura Skid to transfer any assets to its parent company, Dura Products International Inc., without the approval of the lender. As at December 31, 1998, the Company was not in compliance with the financial covenants of this facility which continued subsequent to year end. As a result the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. As of June 11, 1999, the Company has not received notice from the lender indicating its intention to exercise its rights under these events of default.

Pursuant to the agreement for the Andover equipment, the Duraskid (New England) LLC pledged 15 extrusion machines located at the Andover facility as collateral. As at December 31, 1998, Duraskid (New England) LLC was in arrears in its monthly payments and was in breach of its financial covenants which has continued subsequent to year end. As a result, the total amount owing has been classified as current in the consolidated balance sheets. Subsequent to year end, the lender exercised its right under these events of default and repossessed the equipment.

As a result of the restrictive nature of these binding agreements, substantially all of the net assets of the Company which are owned by the subsidiaries are, therefore, restricted and are not available to the parent company, Dura Products International Inc.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

The following financial statements are filed herewith:

     1. Consolidated Balance Sheets as of December 31, 1998 and December 31,
        1997.
     2. Consolidated Statements of Operations and Deficit for the years ended December 31, 1998, 1997 and 1996.
     3. Consolidated Statements of Changes in Financial Position for the years ended December 31, 1998, 1997 and 1996.
     4. Notes to Consolidated Financial Statements.

(B)  FINANCIAL STATEMENT SCHEDULES

     Schedule I -- Condensed Financial Information of the Registrant

(C)  EXHIBITS

The following exhibits are filed herewith:

   11.0      Computation of Earnings Per Share
   27.0      Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




DURA PRODUCTS INTERNATIONAL INC.              September 15, 1999
- ---------------------------------------       ------------------------------
(Registrant)                                  (Date)

/s/ Michael P. Zuk                            /s/ John Winter
- ---------------------------------------       ------------------------------
(Signature)                                   (Signature)

President and Chief Executive Officer,
Director                                      Vice President, Director
- ---------------------------------------       ------------------------------

AUDITORS' REPORT

TO THE SHAREHOLDERS OF DURA PRODUCTS INTERNATIONAL INC.:

We have audited the consolidated balance sheets of Dura Products International Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and changes in its cash flows for each of the years in the two-year period ended December 31, 1998 in accordance with accounting principles generally accepted in Canada.

As discussed in Note 9 to the consolidated financial statements, the Company retroactively adopted in 1998 the new recommendations of The Canadian Institute of Chartered Accountants relating to statement of cash flow disclosures.

The consolidated financial statements for the year ended December 31, 1996 were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated February 21, 1997.

Toronto, Canada,                                  (signed) Ernst & Young LLP
June 11, 1999.                                             Chartered Accountants



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. The above opinion is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Canada,                                  (signed) Ernst & Young LLP
June 11, 1999.                                             Chartered Accountants

                        DURA PRODUCTS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEETS
                      (see Note 1 - Basis of Presentation)

                                                          December 31,
                       ASSETS                       1998              1997
Current assets
 Cash and cash equivalents                      $     90,987      $  2,044,184
 Accounts receivable                                  41,612            25,425
 Other receivables (Note 2)                           64,230           278,168
 Prepaid expenses (Note 8)                           191,931            17,284
 Inventory (Note 3)                                  231,454           182,862
                                                ------------      ------------
Total current assets                                 620,214         2,547,923

Capital assets (Notes 4, 6 and 8)                 13,289,203         6,001,572
Cash in escrow (Note 8)                                  -             306,000
Technology and license (Notes 1 and 6)                   -             678,357
                                                ------------      ------------
Total assets                                    $ 13,909,417      $  9,533,852
                                                ------------      ------------
                     LIABILITIES
Current liabilities
 Bank indebtedness (Note 8)                     $     81,689      $        -
 Accounts payable                                  1,464,544           590,130
 Accrued liabilities (Note 13)                     1,005,480           207,503
 Accrual for capital asset purchases               2,636,533               -
 Accrued salaries                                    364,754               -
 Capital lease obligations (Note 8)                4,917,848           236,347
 Short-term loans payable (Note 12)                  721,531               -
 Advances from minority interest (Note 13)           317,895               -
                                                ------------      ------------
Total current liabilities                         11,510,274         1,033,980
                                                ------------      ------------

Capital lease obligations (Note 8)                       -           1,267,116
Subordinated debenture of minority
 interest (Note 13)                                1,149,975               -
Minority interest                                        -              68,600
                                                ------------      ------------
Total liabilities                                 12,660,249         2,369,696
                                                ------------      ------------
Commitments and contingencies (Notes 1, 8 and 11)

                SHAREHOLDERS' EQUITY

Common shares, no par value, unlimited authorized:
23,616,599 and 21,983,764 issued and outstanding
December 31, 1998 and 1997 (Note 5)               17,006,171        14,247,987
Deficit                                          (15,757,003)       (7,083,831)
                                                ------------      ------------
                                                   1,249,168         7,164,156
                                                ------------      ------------

Total liabilities and shareholders' equity      $ 13,909,417      $  9,533,852
                                                ------------      ------------

         (see accompanying notes to consolidated financial statements)

On behalf of the Board: (signed) Michael Zuk             (signed) John Winter
                                 Director                         Director

                        DURA PRODUCTS INTERNATIONAL INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (see Note 1 - Basis of Presentation)

                                         For the Years Ended December 31,
                                       1998            1997            1996

REVENUE                            $    311,527    $     60,362    $        -
                                   ------------    ------------    ------------
EXPENSES
  General and administration          3,652,954       1,327,211         624,941
  Research and development            2,950,499       1,239,576         668,996
  Write-down of assets (Note 6)       1,654,957             -               -
  Amortization                          684,321         184,709          11,166
  Sales and marketing                   379,003         261,792             -
  Interest expense (Note 13)            214,215          42,633           9,023
                                   ------------    ------------    ------------
                                      9,535,949       3,055,921       1,314,126
                                   ------------    ------------    ------------

Loss before minority interest        (9,224,422)     (2,995,559)     (1,314,126)
                                   ------------    ------------    ------------

Minority interest                       551,250             -               -
                                   ------------    ------------    ------------

LOSS FOR THE YEAR                    (8,673,172)     (2,995,559)     (1,314,126)

Deficit, beginning of year           (7,083,831)     (4,088,272)     (2,774,146)
                                   ------------    ------------    ------------

Deficit, end of year               $(15,757,003)   $ (7,083,831)   $ (4,088,272)
                                   ------------    ------------    ------------

LOSS PER SHARE FOR THE YEAR        $      (0.38)   $      (0.17)   $      (0.14)

Weighted average common
 shares outstanding                  22,952,233      17,979,443       9,564,501


          (see accompanying notes to consolidated financial statements)

                        DURA PRODUCTS INTERNATIONAL INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (see Note 1 - Basis of Presentation)

                                         For the Years Ended December 31,
                                       1998            1997            1996
                                                      (restated - see Note 9)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year                  $ (8,673,172)   $ (2,995,559)   $ (1,314,126)
Add (deduct) non-cash items:
  Write-down of assets                1,654,957             -               -
  Amortization                          684,321         184,709          11,166
  Exchange adjustment and
   other amounts                         27,807             -               -
  Minority interest                    (551,250)            -               -
                                   ------------    ------------    ------------
                                     (6,857,337)     (2,810,850)     (1,302,960)
Net change in non-cash working
 capital items
  Accounts and other receivables        206,700        (198,488)          8,123
  Prepaid expenses                       (5,532)        (17,284)            -
  Inventory                             (48,592)       (182,862)            -
  Accounts payable and
    accrued liabilities               2,037,145          74,297         592,119
                                   ------------    ------------    ------------
                                     (4,667,616)     (3,135,187)       (702,718)
                                   ------------    ------------    ------------
INVESTING ACTIVITIES
  Additions to capital assets        (2,602,154)     (3,524,858)     (1,155,308)
  Cash in escrow                            -          (306,000)            -
  Technology and other
   intangible assets                        -               -           (39,597)
  Mining properties and investments         -               -                 1
                                   ------------    ------------    ------------
                                     (2,602,154)     (3,830,858)     (1,194,904)
                                   ------------    ------------    ------------
FINANCING ACTIVITIES
  Issuance of common shares           2,758,184       9,346,837       2,092,996
  Short-term loans payable              721,531        (341,177)       (187,009)
  Bank indebtedness                      81,689             -               -
  Capital lease payments               (263,951)         (7,623)            -
  Subordinated debenture of
   minority interest shareholder
   of subsidiary                      1,149,975             -               -
  Capital contributions of
   minority interest                    551,250             -               -
  Advance from minority interest        317,895             -               -
                                   ------------    ------------    ------------
                                      5,316,573       8,998,037       1,905,987
                                   ------------    ------------    ------------
Net increase (decrease) in cash
 during the year                     (1,953,197)      2,031,992           8,365
Cash and cash equivalents,
 beginning of year                    2,044,184          12,192           3,827
                                   ------------    ------------    ------------
Cash and cash equivalents,
 end of year                       $     90,987    $  2,044,184    $     12,192
                                   ------------    ------------    ------------
SUPPLEMENTAL DISCLOSURE OF CASH
 flow information
Cash paid for interest             $    161,725    $     52,715    $     19,202

          (see accompanying notes to consolidated financial statements)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION
These consolidated financial statements have been prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (Note 1), which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 15.

(b) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Dura Products International Inc. (the "Company") and its significant subsidiaries, Dura Skid Inc. ("Dura Skid") and Dura Skid (New England) LLC. All significant intercompany accounts and transactions have been eliminated on consolidation.

(c) REVENUE RECOGNITION
Revenue is recognized when goods are shipped to the customer.

(d) INVENTORY
Inventory of raw materials is valued at the lower of average cost and replacement cost or net realizable value. Inventory of work in process and finished goods is valued at the lower of standard cost which approximates cost on a first-in, first-out basis, and net realizable value.

(e) CAPITAL ASSETS
Capital assets are recorded at cost, with amortization being provided on a straight-line basis as follows:

Computer equipment and software        3 years
Furniture and fixtures                 5 years
Leasehold improvements                 term of the lease plus one renewal period
Production equipment                   10 years
Vehicles                               5 years

Amortization in the year of purchase is calculated at one-half of the annual rate.

(f) TECHNOLOGY AND OTHER INTANGIBLE ASSETS
Through its acquisition of Dura Skid in 1996, the Company acquired technology, know-how and expertise related to composite materials, which are recorded at cost. This asset is assessed for future recoverability on an annual basis by estimating future net undiscounted cash flows. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income (Note 6).

Amortization of technology and other intangible assets is recorded on a straight-line basis over five years.

(g) RESEARCH AND DEVELOPMENT COSTS
Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes that the development project meets the generally accepted accounting principles for deferral and amortization. All development costs to date have been expensed as incurred.

(h) INCOME TAXES
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits relating to capital asset purchases and scientific research and experimental development ("SRED") expenditures are accounted for as a reduction of the cost of such assets and expenses, respectively, when the Company has reasonable assurance as to realization. To date, no investment tax credits have been recorded in the accounts of the Company.

(i) FOREIGN CURRENCY TRANSLATION
Assets and liabilities denominated in foreign currencies, as well as the accounts of Duraskid (New England) LLC, are translated as follows:

Monetary assets and liabilities         at year-end exchange rates
Non-monetary assets, liabilities
 and amortization                       at historic exchange rates
Revenue and expenses other
 than amortization                      at average exchange rates for the year

Foreign exchange gains and losses on transactions during the year and on year-end translation accounts are reflected in income.

(j) LOSS PER SHARE
The loss per share has been calculated using the weighted average number of shares outstanding during the year.

(k) CASH AND CASH EQUIVALENTS
The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents and are grouped with "Cash" on the consolidated balance sheet. Cash that is being held in escrow has been categorized as "Cash in escrow" on the consolidated balance sheet (Note 8).

(l) LEASES
The Company leases certain of its assets. Assets rented under capital lease arrangements, where substantially all of the benefits of ownership are transferred to the Company, are accounted for as capital asset acquisitions and are depreciated over their estimated useful lives, on a straight-line basis. Obligations under the terms of capital leases are shown as liabilities of the Company.

(m) USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual amounts could differ from those estimates.

(n) FINANCIAL INSTRUMENTS
Due to the nature of the Company's current financial condition (Note 1), it is not practicable to make a determination of fair values of the Company's financial instruments.

(o) COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to the current year's presentation.

1. BASIS OF PRESENTATION AND GOING CONCERN

GENERAL
The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles on a going concern basis which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

During 1998, the Company encountered significant operational issues in its Toronto facility principally related to the automated assembly of pallets. In addition, the Company's Andover, Massachusetts facility owned by Dura Skid (New England) LLC experienced significant cost overruns and delayed startup and similar operational issues as the Toronto facility. The capacity constraints at the Toronto facility and the problems related to the Andover facility adversely impacted sales, earnings and cash flow, which in turn reduced working capital and overall liquidity. The Company has incurred significant consolidated losses of $8,673,172, $2,995,559, and $1,314,126 for each of the years ended December 31, 1998, 1997, and 1996, respectively. The Company had a consolidated working capital deficiency of $10,890,060 as at December 31, 1998. At December 31, 1998, the Company was in breach of its liquidity and leverage ratios and minimum revenues relating to loans provided for equipment, which have continued subsequent to year end (Note 8).

Since significant process changes were made to the extrusion process during 1998, the Company determined that the value ascribed to the Technology and licence was questionable and should be written off. The Company also undertook a review of its capital assets to identify any surplus and/or obsolete equipment. As a result, a write-down of $1,654,957 was taken for both the technology and capital assets (Note 6).

DURASKID (NEW ENGLAND) LLC
The operational issues have continued subsequent to year end in both the Toronto and Andover facilities. As a result of these issues and the Company's lack of adequate financial resources, the Company and its minority interest partners decided subsequent to year end to abandon the Andover facility. Subsequently, certain creditors of Duraskid (New England) LLC have re-possessed certain capital assets with a carrying value of $5,391,490 (US$3,594,327).

A condensed balance sheet as at December 31, 1998, in Canadian dollars, displaying the assets and liabilities of Duraskid (New England) LLC, all of which are included in the consolidated balance sheet of the Company, is as follows:

      Current assets                              $    61,966
      Capital assets                                7,449,729
                                                  -----------
      Total assets                                $ 7,511,695
                                                  -----------

      Capital lease obligations                   $ 3,650,147
      Other current liabilities                     3,106,543
      Subordinated debenture to
        minority interest                           1,149,975
      Advance from minority interest                  317,895
                                                  -----------
      Total liabilities                           $ 8,224,560
                                                  -----------
      Loss recognized in excess of
        the Company's investment                  $   712,865
                                                  -----------

In addition, Dura Products International Inc. has provided a guarantee for the equipment capital lease and the facilities operating lease (Note 8). The minority interest partner has also provided a guarantee for the capital lease and has provided a guarantee to Dura Products International Inc. for their 49% share of the guarantee for the facilities operating lease.

Management has recorded in these consolidated financial statements management's best estimate of the costs to Dura Products International Inc. of the decision to abandon the facility in Andover, Massachusetts. However, such costs will be dependent on the amounts creditors will recover through sale of capital assets, sub-letting the operating facility, or recovery from the minority interest partner. Accordingly, additional provisions, which may be material, could be required in future periods.

CREDITOR LAWSUITS
In addition to the lawsuits which are described in Note 11, the Company is currently defending statements of claims from a number of creditors totaling approximately $1,400,000 which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

CHANGES IN BOARD OF DIRECTORS AND MANAGEMENT
At the Company's last annual general meeting, the shareholders elected five individuals to serve as Directors of the Company. Since that time, three Directors have resigned. The remaining Directors determined that the vacancies would not be filled until after the financial position of the Company has been stabilized. Since year end, several members of management have resigned, including the President of Dura Skid and the Chief Financial Officer of the Company. The position of President of Dura Skid has been eliminated and the Company is in the process of hiring a new Chief Financial Officer. In addition, the Company is seeking an individual with extensive manufacturing experience to join the senior management group.

FUTURE PLANS
Management of the Company is undertaking steps as part of a plan to restructure its financial liabilities and improve operations with the goal of sustaining Company operations for the next twelve months and beyond. These steps include:
(i) raising additional capital funds for working capital and obtaining necessary capital assets to eliminate production bottlenecks, (ii) directing sales and marketing efforts on specified target markets, (iii) implementing process improvements, and (iv) controlling overhead and the elimination of unnecessary expenses. There can be no assurance that the Company can achieve profitable operations in the future.

CONCLUSION
The Company's ability to operate as a going concern is dependent upon obtaining additional capital, the continued financial support of its creditors, the achievement of profitable operations and the satisfactory resolution of the matters described above. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2. OTHER RECEIVABLES
Other receivables consist of:
                                                          1998          1997
                                                      -----------   -----------
GST receivable                                        $    64,230   $   209,568
Receivable from minority interest partners                    -          68,600
                                                      -----------   -----------
                                                      $    64,230   $   278,168
                                                      -----------   -----------

3. INVENTORY
Inventory consists of:
                                                          1998          1997
                                                      -----------   -----------
Raw materials                                         $    92,632   $    92,070
Finished goods and work in process                        138,822        90,792
                                                      -----------   -----------
                                                      $   231,454   $   182,862
                                                      -----------   -----------

4. CAPITAL ASSETS
Capital assets consist of:
December 31, 1998                                     Accumulated       Net
                                            Cost      Amortization   Book Value
                                        -----------   -----------   -----------
Computer equipment and software         $   130,370   $    73,518   $    56,852
Furniture and fixtures                      229,017        42,382       186,635
Leasehold improvements                      816,873        76,601       740,272
Production equipment                      3,702,545       449,033     3,253,512
Vehicles                                     15,614         1,561        14,053
Equipment under construction                564,730           -         564,730
Equipment not ready for use               3,211,024           -       3,211,024
Equipment under capital lease             1,777,745       189,595     1,588,150
Equipment under capital lease,
  not ready for use                       3,673,975           -       3,673,975
                                        -----------   -----------   -----------
                                        $14,121,893   $   832,690   $13,289,203
                                        -----------   -----------   -----------


December 31, 1997                                     Accumulated       Net
                                            Cost      Amortization   Book Value
                                        -----------   -----------   -----------
Computer equipment and software         $   112,580   $    31,595   $    80,985
Furniture and fixtures                       59,823        13,696        46,127
Leasehold improvements                      476,556         9,449       467,107
Production equipment                      3,765,076       132,573     3,632,503
Equipment under capital lease             1,781,802         6,952     1,774,850
                                        -----------   -----------   -----------
                                        $ 6,195,837   $   194,265   $ 6,001,572
                                        -----------   -----------   -----------

Certain assets have been pledged as collateral (Note 8). Also, subsequent to year end, certain assets of Duraskid (New England) LLC were repossessed by creditors (Note 1).

5. SHARE CAPITAL
Class A Special Shares; no par value, unlimited authorized
The Class A Special Shares are voting and may be issued in one or more series. The Directors of the Company may establish, before an issue, the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attached to each series, and without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion prices and terms and conditions of redemption and any sinking fund or other provisions. As at December 31, 1998 and 1997, no Class A Special Shares have been issued.

Class B Special Shares; no par value, unlimited authorized
The Class B Special Shares are designated as redeemable, voting, non-participating shares. No dividends shall be declared, set aside or paid on the Class B Special Shares. As at December 31, 1998 and 1997, no Class B Special Shares have been issued.

Common Shares Issued
                                                         Shares        Amount
                                                      ----------   ------------
Balance, December 31, 1995                             5,759,927    $ 2,372,154
 Acquisition of Dura Skid Inc.                         1,000,000        400,000
 Exercise of stock options                             1,725,992        892,996
 Exercise of warrants                                  5,500,000      1,200,000
 Severance payment                                       120,000         36,000
                                                      ----------   ------------
Balance, December 31, 1996                            14,105,919      4,901,150
 Issued for cash                                       4,374,033      6,004,815
 Exercise of stock options                             1,121,200      1,405,390
 Exercise of warrants                                  2,382,612      1,936,632
                                                      ----------   ------------
Balance, December 31, 1997                            21,983,764     14,247,987
 Exercise of stock options                             1,275,835      1,847,834
 Exercise of warrants                                    357,000        910,350
                                                      ----------   ------------
Balance, December 31, 1998                            23,616,599   $ 17,006,171
                                                      ----------   ------------

Stock options
The Company has issued stock options pursuant to the following plans:

(i) the 1996 stock option plan was limited to 1 million shares in the aggregate, and restricted to Directors, officers, employees and consultants of the Company. The exercise price of any options granted may not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. All options have been granted and exercised pursuant to this plan.

(ii) the 1996 replacement stock option plan was initially limited to 2.5 million shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company and its subsidiaries and other designated persons as designated from time to time by the Board. The exercise price of any options granted may not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. This plan was subsequently amended to increase the limit of shares from 2.5 million to 7.0 million shares in the aggregate. As at December 31, 1998, approximately 3.0 million options have not been granted.

The following is a continuity of stock options outstanding:

                                                     Number
                                                   ----------
Balance, December 31, 1995                            575,992
 Granted during 1996                                2,300,000
 Exercised during 1996                             (1,725,992)
                                                   ----------
Balance, December 31, 1996                          1,150,000
 Granted during 1997                                2,364,500
 Exercised during 1997                             (1,121,200)
                                                   ----------
Balance, December 31, 1997                          2,393,300
 Granted during 1998                                  148,440
 Exercised during 1998                             (1,275,835)
 Expired during 1998                                 (192,500)
                                                   ----------
Balance, December 31, 1998 at
Weighted average                        $1.82       1,073,405
                                        -----      ----------

Of the total options outstanding, 164,965 issued at $0.70 expire on June 27, 2001; 168,440 issued at $1.10 expire on January 27, 2002; 535,000 issued at
$2.00 expire on July 9, 2002; 75,000 issued at $2.80 expire on September 1, 2002; 100,000 issued at $2.55 expire on August 3, 2003; and 30,000 issued at $3.75 expire on January 26, 2003. All options are currently exercisable.

Common share purchase warrants
The following is a continuity of warrants outstanding:

                                                     Number
                                                   ----------
Balance, December 31, 1995                          5,000,000
 Issued during 1996                                   500,000
 Exercised during 1996                             (5,500,000)
                                                   ----------
Balance, December 31, 1996                                -
 Issued during 1997                                 4,374,040
 Exercised during 1997                             (2,382,612)
                                                   ----------
Balance, December 31, 1997                          1,991,428
 Issued during 1998                                       -
 Exercised during 1998                               (357,000)
                                                   ----------
Balance, December 31, 1998                          1,634,428
                                                   ----------

The common share purchase warrants outstanding as at December 31, 1998 were not exercised and expired on March 23, 1999.

6. WRITE-DOWN OF ASSETS

Write-down of assets consist of:
                                                      1998
                                                   ----------
Technology and intangible assets                   $  631,645
Capital assets                                      1,023,312
                                                   ----------
                                                   $1,654,957
                                                   ----------

7. INCOME TAXES
The components of deferred income tax assets and liabilities are as follows:

                                                       1998            1997
                                                   -----------     -----------
Deferred tax assets:
 Net operating loss carryforwards                  $ 2,965,188     $ 1,099,387
 Net capital loss carryforwards                        676,636         676,636
 SRED expenditure pool carryforward                  1,123,412         570,436
 SRED ITC's recoverable                                842,763         496,087
 Amortization                                          696,111          68,042
                                                   -----------     -----------
  Total deferred assets                              6,304,110       2,910,588
Less: valuation allowance                           (6,304,110)     (2,910,588)
                                                   -----------     -----------
Net deferred tax asset                             $       -       $       -
                                                   -----------     -----------

As at December 31, 1998, the Company has net loss carryforwards of approximately $6,095,000 for income tax purposes that expire as follows:

                         1999      $    35,000
                         2000      $    31,000
                         2001      $   112,000
                         2002      $    94,000
                         2003      $   907,000
                         2004      $ 1,883,000
                         2005      $ 3,033,000

In addition, as at December 31, 1998, the Company has net capital loss carryforwards of approximately $1.5 million, which may be used to offset any future capital gains, and SRED expenditure pool carryforwards, which may be used to offset future income, of approximately $3.1 million that do not expire. Duraskid (New England) LLC has net operating loss carryforwards of $1.5 million which expire in 2008. The potential tax savings of these losses have not been recognized in these consolidated financial statements.

8. LEASE OBLIGATIONS AND COMMITMENTS

a) Bank indebtedness

Bank indebtedness relates to Duraskid (New England) LLC and is a result of cheques issued and outstanding at December 31, 1998. Duraskid (New England) LLC does not have an overdraft facility. The bank indebtedness of Duraskid (New England) LLC has not been guaranteed by Dura Products International Inc. or Dura Skid Inc.

b) Production equipment capital leases consist of:

                                                       1998            1997
                                                   -----------     -----------
Toronto equipment obligation, bearing interest
at 11.4% per annum, monthly blended payments of
$31,984, due September 2002                        $ 1,256,195     $ 1,482,447

Andover equipment obligation, bearing interest
at 9.26% per annum, monthly blended payments of
US$40,317, due July 2005                             3,650,147             -

Miscellaneous office equipment obligations              11,506          21,016
                                                   -----------     -----------
                                                     4,917,848       1,503,463
Less current portion                                (4,917,848)       (236,347)
                                                   -----------     -----------
                                                   $       -       $ 1,267,116
                                                   -----------     -----------

Pursuant to the original agreement for the Toronto equipment, the Company had agreed to maintain $306,000 of cash collateral in an escrow account (referred to as "Cash in escrow" on the consolidated balance sheets), pledging as collateral certain production-related equipment for the facility, and the maintenance of certain financial covenants. Effective December 31, 1998, the lender requested the payment of the $306,000, of which $136,885 was applied to 1998 lease payments in arrears and $169,115 will be applied to 1999 lease payments and is included in prepaid expenses. The lease agreement contains covenants which restrict the ability of Dura Skid to transfer any assets to its parent company, Dura Products International Inc., without the approval of the lender. As at December 31, 1998, the Company was not in compliance with the financial covenants of this facility (Note 1) which continued subsequent to year end. As a result the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. As of June 11, 1999, the Company has not received notice from the lender indicating its intention to exercise its rights under these events of default.

Pursuant to the agreement for the Andover equipment, the Duraskid (New England) LLC pledged 15 extrusion machines located at the Andover facility as collateral. As at December 31, 1998, Duraskid (New England) LLC was in arrears in its monthly payments and was in breach of its financial covenants which has continued subsequent to year end. As a result, the total amount owing has been classified as current in the consolidated balance sheets. Subsequent to year end, the lender exercised its right under these events of default and repossessed the equipment (Note 1).

As a result of the restrictive nature of these binding agreements, substantially all of the net assets of the Company which are owned by the subsidiaries are, therefore, restricted and are not available to the parent company, Dura Products International Inc.

The future minimum scheduled annual lease payments for each of the next five years and thereafter are as follows:

                             Miscellaneous       Toronto        Andover
                               equipment        equipment      equipment
                               ---------        ---------      ---------
   1999                        $  10,275       $  383,808     $  725,950
   2000                            2,523          383,808        725,950
   2001                                -          383,808        725,950
   2002                                -          425,638        725,950
   2003                                -                -        725,950
   Thereafter                          -                -      1,149,282
   Less imputed interest          (1,292)        (320,867)    (1,128,885)
                               ---------       ----------     ----------
                               $  11,506       $1,256,195     $3,650,147
                               ---------       ----------     ----------
c) Premises leases

In addition, the Company leases its premises and some office equipment. The lease for premises is an operating lease. The commitments disclosed do not include renewal periods, which are at the option of the Company. The minimum annual lease payments for the remaining terms of the leases are as follows:

                                Operating Toronto      Operating Andover
                                -----------------      -----------------
   1999                           $   165,924             $ 1,046,497
   2000                               145,120               1,046,497
   2001                                     -               1,046,497
   2002                                     -               1,046,497
   2003                                     -               1,046,497
   2004                                     -                 555,809
                                  -----------             -----------
                                  $   311,044             $ 5,788,294
                                  -----------             -----------

Operating lease expense, which is grouped with general and administration expenses, for the years ended December 31, 1998, 1997, and 1996 was $637,140, $94,188, and $82,140, respectively.

9. NON-CASH TRANSACTIONS
Effective December 31, 1998, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to Statement of Cash Flow disclosures. This change has been adopted retroactively and has no impact on the consolidated financial statements other than presentation. Under the new recommendations, non-cash transactions are excluded from the consolidated statements of cash flows.

In each of the years ended December 31, 1998, 1997, and 1996, several non-cash transactions occurred, which are excluded from the consolidated statements of cash flows.

1998 transactions include:
(i) capital assets of $3,756,577 were acquired under capital lease.

(ii) utilization of cash in escrow funds for lease obligation payments, including interest, and prepayment of lease obligations.

(iii) capital assets of $2,636,533 were acquired and not paid at year end.

1997 transactions include:
(i) capital assets of $1,511,086 were acquired under capital lease.

1996 transactions include:
(i) the acquisition of Dura Skid. The purchase price was settled with the issuance of share capital.

(ii) share capital was issued for $36,000 as part of a severance payment.

10. SEGMENTED INFORMATION
The Company has one reportable segment, which includes the manufacture of pallets from its proprietary composite material. Geographic segmented information is as follows:
                                          United
1998                      Canada          States     Adjustments         Total
- ----                      ------          ------     -----------         -----
Revenue                   311,527             -                         311,527
Loss for the year       7,381,307       1,843,115     (551,250)(1)    8,673,172
Capital assets          5,839,474       7,449,729                    13,289,203

(1) the adjustment represents minority interest.

There were no geographic segments for 1997 and 1996 as all operations were in Canada.

11. CONTINGENCIES
In addition to the contingencies described in Note 1, the Company is actively defending itself against the following items:

a) During 1996, the Company acquired through its acquisition of Dura Skid a licensing agreement with SRP Industries Ltd. ("SRP") the right to utilize certain SRP technologies. The licensing agreement required the payment of certain minimum royalties and potential additional royalties based upon future sales. During early 1997, the Company determined that SRP's technology was not commercially viable as it relates to the production process used by the Company, requiring the Company to develop and commercialize its own technology at significant cost and time to the Company. In addition, SRP was unable to provide any of the required technical support services under the terms of the agreement and management thereby concluded that SRP was in breach of this agreement. Accordingly, the Company filed a claim against SRP in April 1997 to seek damages of approximately $5.0 million and to terminate the agreement. In October 1997, SRP filed a counterclaim against the Company for $10 million, claiming that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company.

Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1998. No action occurred during 1998 or subsequent to year end on this claim or counterclaim.

b) In November 1996, the Company entered into a consulting contract with Coby Capital Corporation ("Coby") to provide assistance in raising investment capital and related services for a period of up to two years. The Company terminated the agreement for non-performance on the part of Coby. However, Coby has filed an action claiming payment of retainer fees, out-of-pocket expenses, placement fees, and stock options. The total amount of the claim is approximately US$720,000. The Company is of the opinion that the claim is without merit. The final outcome of this matter is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1998. During 1998, the action was moved from the State of New York to the State of Connecticut. No further action occurred during 1998 or subsequent to year end.

c) In July 1998, a former consultant to the Company filed a statement of claim against the Company. The claim was also filed against a Director and a former Director of the Company. The consultant is claiming the Company owes approximately $29,000 for services and expenses. The consultant also claims that he was a party to the transaction to acquire the technology license agreement, which formed part of the Dura Skid purchase in 1996. As a party to the transaction, the consultant is claiming that the Director agreed to assign 200,000 common shares and 100,000 common share purchase warrants of the Company owned by the Director, plus 100,000 stock options were to have been granted to him. The consultant is claiming these shares, warrants, and options have a value of approximately $1.9 million. The Company is of the opinion that the claim is without merit and will vigorously defend the claim. The final outcome of this matter is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1998.

d) In September 1998, a former shareholder of the Company filed a statement of claim against the Company. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00. The final outcome of this matter is uncertain but the Company believes that any effect would not be material to the Company's consolidated financial position.

Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1998.

e) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued an amount, which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

12. RELATED PARTY TRANSACTIONS
During the year, a Director advanced $100,000, bearing interest at 10% per annum, to the Company for working capital purposes. Also during the year, another Director advanced $585,034, non-interest bearing, for working capital purposes. Total funds advanced during the year and owing at December 31, 1998 were $685,034. Subsequent to year end, the loan for $585,034 was converted to common shares by way of private placement. The Company's minority interest partner advanced $125,364 to Dura Products International Inc. during the year for working capital purposes. At December 31, 1998, $36,497 remained outstanding.

None of these loans have specified terms of repayment and, accordingly, are classified as current liabilities.

13. FINANCING FROM MINORITY INTEREST PARTNER
Minority interest advances consist of:

(i) Subordinated debenture: Under the terms of the Duraskid (New England) LLC agreement, the minority interest partner was required to provide subordinated debenture debt to Duraskid (New England) LLC. The balance as at December 31, 1998 was $1,149,975 [1997 - nil], [U.S. $750,000, 1997 - nil] bears interest at a rate of 9% per annum and is payable quarterly in arrears. Payments of U.S.$25,000 are due quarterly, commencing December 1, 2000. Any unpaid balance is due October 15, 2007. Neither Dura Products International Inc. nor Dura Skid Inc. has guaranteed this debt. During the year, interest of $37,780 was accrued and included in accrued liabilities.

(ii) Advances by the minority interest partner as at December 31, 1998 of $317,895 [U.S. $207,368; 1997 - nil] are non-interest bearing.

14. YEAR 2000 ISSUE
The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information, using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, and other third parties, will be fully resolved.

15. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES
The Company's accounting principles do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

(a) Business acquisition

The acquisition of Dura Skid in January 1996 was settled by way of common shares and share purchase warrants. Under US GAAP, the share purchase warrants must be valued and included in the purchase price. The value ascribed to the warrants, as determined under the Black-Scholes model, was $85,000, which would be added to Technology and other intangible assets. For the year ended December 31, 1997, $1,417 was amortized and for the year ended December 31, 1998 the remaining balance of $83,583 was written off as the corresponding asset on the consolidated balance sheet was written down (Note 6).

The impact of this is as follows:

                                                  Year ended December 31,
                                           1998           1997           1996
                                        ----------    -----------    -----------
Loss as reported under Canadian GAAP $8,673,172 $ 2,995,559 $ 1,314,126 Additional amortization expense and
write-downs                                 83,583          1,417              -
                                        ----------    -----------    -----------
Loss and comprehensive income under US
GAAP                                    $8,756,755    $ 2,996,976    $ 1,314,126
                                        ----------    -----------    -----------
Loss per share                          $     0.38    $      0.17    $      0.14


(b) Stock options

The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock option plans. Under APB 25 no compensation expense has been recognized. Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation, requires the fair value of options issued be measured as compensation expense, has been issued. For a description of the option plans, reference should be made to Note 5. The assumptions used in the Black-Scholes model are as follows: the risk-free interest rate used was 4%; expected dividends was 0%; expected life of
1.3 years; and expected volatility ranged from 0.936 to 2.545. The weighted-average grant date fair value of options granted during 1998 was $1.48, 1997 was $1.16; and 1996 was $0.27. The pro-forma impact of this is as follows:

                                                  Year ended December 31,
                                           1998           1997           1996
                                        ----------    -----------    -----------
Pro-forma disclosures under FAS 123
Loss for the year                      $ 8,965,696    $ 5,744,741    $ 1,940,126
Loss per share                         $      0.39    $      0.32    $      0.20

(c) Recently issued pronouncements

Under SAB 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates. Specifically, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", is effective for fiscal periods beginning after June 15, 1999. The Company has not yet determined the impact, if any, of SFAS 133 on its consolidated financial statements.

16. SUBSEQUENT EVENT
In March 1999 the Company completed a private placement for the sale of 2.5 million Units at $0.60 per Unit, which were issued in exchange for the retirement of a short-term loan payable (Note 12) and the assumption of payables relating to equipment purchases together totaling $1.5 million. Each Unit consists of one common share and one common share purchase warrant to purchase one common share at $1.00 per share, which expires in March 2000.

In addition, in March 1999 the Company granted approximately 2.0 million stock options with exercise prices ranging from $0.50 to $0.75 per share to employees, officers, directors, and consultants of the Company. In March and April 1999, approximately 1.3 million options were exercised for cash proceeds of approximately $350,000, which was utilized for working capital purposes. The remainder of the options were exercised in exchange for the retirement of payroll and consulting accruals of approximately $300,000.

                               INDEX TO EXHIBITS


11.0       Computation of Earnings Per Share

27.0       Financial Data Schedule

- ----------------------