Form 20-F
period 1999-12-31
DURA PRODUCTS INTERNATIONAL INC
filed 2002-01-31
CIK 1043407

FORM 20-F REGISTRATION OF SECURITIES OF FOREIGN PRIVATE
             ISSUERS PURSUANT TO SECTION 12(B) OR (G) AND ANNUAL AND
               TRANSITION REPORTS PURSUANT TO SECTION 13 AND 15(D)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark one)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 1999
                                -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 30,547,619

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                  Yes [_]     No [X]

Indicate by check mark which financial statement item the registrant has elected to follow:
                                                  Item 17  [X]  Item 18  [_]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                  Yes [_]     No [_]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
                                Table of Contents

PART I
------
Item 1.       Description of Business ....................................................    2
Item 2.       Description of Property ....................................................    5
Item 3.       Legal Proceedings ..........................................................    6
Item 4.       Control of Registrant ......................................................    8
Item 5.       Nature of Trading Market ...................................................    9
Item 6.       Exchange Controls and Other Limitations Affecting Securities Holders .......   10
Item 7.       Taxation ...................................................................   11
Item 8.       Selected Financial Data ....................................................   12
Item 9.       Management's Discussion and Analysis of Financial Condition and Results
              of Operations ..............................................................   13
Item 10.      Directors and Officers of Registrant .......................................   19
Item 11.      Compensation of Directors and Officers .....................................   20
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries .............   21
Item 13.      Interest of Management in Certain Transactions .............................   23


PART II
-------
Item 14.      Description of Securities to be Registered .................................   24


PART III
--------
Item 15.      Defaults Upon Senior Securities ............................................   24
Item 16.      Changes in Securities and Changes in Security for Registered Securities.....   24


PART IV
-------
Item 17.      Financial Statements .......................................................   25
Item 18.      Financial Statements .......................................................   25
Item 19.      Financial Statements and Exhibits ..........................................   25
              Signatures .................................................................   26

CURRENCY TRANSLATION

The Company publishes its financial statements in Canadian dollars. Unless otherwise specified, all references to "Cdn dollars", "dollars", "$", or Cdn $" are to Canadian dollars and references to "US$" are to United States dollars. As of March 31, 2000, the US dollar equivalent for Canadian dollars as based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US $0.6899 per Cdn$1.00. No representation is made that the Canadian dollar or US$ amounts shown in this registration statement could have been or could be converted into US$, as the case may be, at any particular rate or at all.

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

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, based on the inverse of the noon buying rate in New York City for cable transfers in foreign currencies, the average of such exchange rates on the last Saturday of each month during such period, and the exchange rate at the end of such period, as certified for custom purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

-------------    -------    ------    ------    ----------
                 Average     High      Low      Period end
-------------    -------    ------    ------    ----------
Y/E Dec 31/94    0.7300     0.7632    0.7103      0.7128
-------------    -------    ------    ------    ----------
Y/E Dec 31/95    0.7305     0.7527    0.7023      0.7323
-------------    -------    ------    ------    ----------
Y/E Dec 31/96    0.7332     0.7513    0.7235      0.7301
-------------    -------    ------    ------    ----------
Y/E Dec 31/97    0.7220     0.6945    0.7487      0.6999
-------------    -------    ------    ------    ----------
Y/E Dec 31/98    0.6728     0.7124    0.6311      0.6511
-------------    -------    ------    ------    ----------
Y/E Dec 31/99    0.6730     0.6935    0.6462      0.6730
-------------    -------    ------    ------    ----------


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

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

General

Dura Products International Inc. ("DPI" or the "Company") is a public company, with 30,547,619 issued and outstanding common shares, as of December 31, 1999, trading over-the-counter on the Canadian Dealing Network under the symbol "DURP" and "DRPDF" on the NASDAQ Bulletin Board. DPI was incorporated on August 19, 1983 under the laws of the Province of Ontario, Canada as Transway Exploration Inc. On July 7, 1993 the name was changed to Transway Capital Inc. and on February 6, 1997 the Company changed its name to Dura Products International Inc. DPI has two wholly-owned subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. Dura Skid Inc. ("Duraskid") was incorporated on July 13, 1995 under the laws of the Province of Ontario, Canada as CanTech Investments Inc. On January 15, 1996 the name was changed to CanTech Composites Inc. ("CanTech"), the date on which the Company concluded its acquisition of CanTech for $400,000. The purchase price was settled by the issuance of 1,000,000 common shares of the Company and the issuance of warrants exercisable for 500,000 common shares at $0.40 per share (See "Business Overview" and "Outlook" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations"). On February 7, 1997, Cantech changed its name to Dura Skid Inc. On September 19, 1997 the Company incorporated in Delaware a wholly-owned subsidiary, Duraskid and Products, Inc. Duraskid and Products, Inc. owns 51% of Duraskid (New England) L.L.C. which was formed September 23, 1997. DPI is currently engaged in the manufacture of a composite material which is further manufactured into specialty pallets, decking, anti-static flooring and other products.

In the discussion that follows, DPI or the Company refers to the operations of Dura Products International Inc. and its subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. as well as Duraskid (New England) L.L.C. Duraskid refers to the operations of Dura Skid Inc. The operations of Duraskid (New England) L.L.C. were terminated on March 31, 1999. The assets, liabilities and operating results of Duraskid (New England) L.L.C. have been consolidated in the financial statements as of December 31, 1999. The Company expects to dispose of its ownership interest in Duraskid (New England) L.L.C. as soon as a purchaser is identified.

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

The manufacturing process of the composite material is as follows: post-consumer plastics are received into the plant, either flaked or baled. If baled, the plastic is then ground into a flake. The fibre material is similar to a flour mixture. The plastics and fibre are then fed into a weighting machine. This machine automatically weighs the amount of plastics and fibre according to a specified formula for feeding into a high intensity mixer. The compound is then dumped onto a conveyor for cooling and grinding into a uniform size. The material is then ready to be extruded into profiles that are assembled as part of other products or used on a stand-alone basis. At this point the compound material is subjected to quality control procedures.

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

In 1998, the Company focused its efforts primarily on research and development and spent approximately $2,950,499 pursuing these efforts. During 1999, the efforts of the Company were focused on commercialization of its products. The Company did not invest any capital in research and development in 1999.

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

--------------------------------------------------------------------------------------------------------------
                                      DURASKID                 WOOD                  PLASTIC
--------------------------------------------------------------------------------------------------------------
Cost per use                           Lowest                 High                    Lower
--------------------------------------------------------------------------------------------------------------
Dimensional stability                  High                   Limited                 High
--------------------------------------------------------------------------------------------------------------
Durability                             High                   Limited                 High
--------------------------------------------------------------------------------------------------------------
Strength                               High                   High                    Low
--------------------------------------------------------------------------------------------------------------
Rackable                               High                   High                    None
--------------------------------------------------------------------------------------------------------------
Disposal                               DPI buys               Customer pays           Customer pays
--------------------------------------------------------------------------------------------------------------
Water absorption                       None                   High                    None
--------------------------------------------------------------------------------------------------------------
Contamination                          None                   High                    None
--------------------------------------------------------------------------------------------------------------
Recyclability                          Total                  Low                     Low
--------------------------------------------------------------------------------------------------------------
Safety (nails/splinters)               High                   Low                     High
--------------------------------------------------------------------------------------------------------------
Repair required                        Low                    High                    Unavailable
--------------------------------------------------------------------------------------------------------------
Customization                          High                   High                    None
--------------------------------------------------------------------------------------------------------------

The Marketing Strategy

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

As of December 31, 1999, the Company had 34 full-time employees, 28 of whom were in manufacturing, one in research and development, one in sales and marketing, and four in finance and administration.

ENVIRONMENTAL CONSIDERATIONS

Corporate responsibility for the environment exists throughout the product life cycle. DPI is committed to the goal of being an "eco-efficient" manufacturer of products that incorporate the principles of "green" design, satisfying customer requirements at competitive prices and creating substantial shareholder value.

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

In October, 1998, Duraskid (New England), L.L.C. entered into a lease agreement to lease a 135,000 square foot manufacturing facility located in Andover, Massachusetts. The lease is for a six-year term, with one six-year renewal option. DPI has guaranteed unconditionally the full performance of Duraskid (New England), L.L.C. under the lease. Commercial operations were not achieved in 1998 as a result of cost overruns and the inability to secure adequate financing to complete the acquisition and commissioning of production equipment. Operations were terminated in March, 1999. (See Item 3 - "Legal Proceedings")

ITEM 3.  LEGAL PROCEEDINGS

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

       Accordingly, the Company filed a claim against SRP in April 1997 to seek damages of approximately $5 million and to terminate the agreement. In October 1997, SRP filed a counterclaim against the Company for $10 million, claiming that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company.

       Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1999. No action occurred during 1999 or subsequent to year end on this claim or counterclaim.

2) In July 1998, a former consultant to the Company filed a statement of claim against the Company. The claim was also filed against a Director and a former Director of the Company. The consultant is claiming the Company owes approximately $29,000 for services and expenses which has been accrued by management. The consultants also claims that he was a party to the transaction to acquire the technology license agreement, which formed part of the Dura Skid purchase in 1996. As a party to the transaction, the consultant is claiming that the Director agreed to assign 200,000 common shares and 100,000 common share purchase warrants of the Company owned by the Director, plus 100,000 stock options were to have been granted to him. The consultant is claiming these shares, warrants, and options have a value of approximately $1.9 million. The Company is of the opinion that the claim is without merit and will vigorously defend the claim. The final outcome of this matter is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1999.

3) In September 1998, a former shareholder of the Company filed a statement of claim against the Company. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00. The final outcome of this matter is uncertain but the management of the Company believes that any effect would not be material to the Company's consolidated financial position. Accordingly no provision has been recorded in the accounts of the Company as at December 31, 1999.

4) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued an amount, which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

5) In November 1998, a supplier filed a statement of claim against the Company for approximately $140,000 for goods delivered. The Company is of the opinion that approximately $116,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

6) In December 1998, the Company was named in an action brought by a supplier in the amount of approximately $550,000 for non-payment of production equipment. The Company is of the opinion that this claim related to Duraskid (New England) LLC for which the Company was not a guarantor. The Company has accrued $100,000 in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

7) In February 1999, a supplier filed a statement of claim against the Company for approximately $50,000 for services rendered. The Company has accrued $20,000 with respect to this lawsuit. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

8) In May 1999, the Company was named as a co-defendant in an action by an investor against a related party. The investor is claiming damages of $520,000 for breach of a loan agreement and $40,000 in commissions. The Company is of the opinion that the claim is without merit and, consequently, the company has not recorded any costs in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

9) In August 1999, the Company received a judgment against it for approximately US$1,151,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of the Andover premises. The Company acted as a guarantor on the lease, whereas the minority interest partner has guaranteed the Company for these lease payments. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. However, the minority interest partner has provided a guarantee to the Company for their 49% share of the guarantee for the facilities operating lease. The final outcome of this matter is uncertain and additional material provisions could be required in future periods.

10) In November 1999, a supplier filed a statement of claim against the Company for approximately $83,000 for goods delivered. The Company is of the opinion that approximately $63,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

11) In December 1999, the Company received a judgment against it for approximately US$3,586,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of production equipment. The Company acted as guarantor on the lease. The equipment was repossessed by the lessor and is being sold with any proceeds less related costs being offset against the judgment owed. The Company has accrued the eventual costs, in its opinion, to dispose of this judgment. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

In addition to the lawsuits described above, the Company is currently defending statements of claim from a number of creditors totaling approximately $1.2 million, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.


ITEM 4.  CONTROL OF REGISTRANT

(a) Direct or Indirect Control by Another

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government.

(b) Ownership of Voting Securities

As of December 31, 1999, 30,547,619 common shares of the Company were issued and outstanding. At such date, the persons or groups known to the Company to own more than 10% of the Company's issued and outstanding shares and the number of common shares owned by officers and directors of the Registrant as a group are as follows:
---------------   ----------------------    --------------   ----------------
                        IDENTITY OF
TITLE OF CLASS        PERSON OR GROUP        AMOUNT OWNED    PERCENT OF CLASS
---------------   ----------------------    --------------   ----------------
Common shares     Officers and directors
                  as a group                  285,389 (1)        0.5% (2)
---------------   ----------------------    --------------   ----------------

(1) Shares owned by officers and directors include currently exercisable options to purchase up to 150,000 shares of Common Stock held by directors and officers of the Company. Options to purchase up to 150,000 shares are exercisable at $0.25 per share until June 2001.

(2) The percentage of class is calculated based on a total number of shares of 30,697,619 which includes the 30,547,619 common shares issued and outstanding as of December 31, 1997 and the 150,000 currently exercisable options held by the directors and officers of the Company.

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

As of March 31, 2000, approximately 43.2% of the issued and outstanding common shares were held in the United States by approximately 34 record holders.

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

The trading history of the Company's Common Stock on the Canadian Dealing Network, Inc. is as follows:

  --------------------      --------------------      --------------------
     Quarter ended           High sales prices          Low sales prices
  --------------------      --------------------      --------------------
       03/31/96                    $0.75                     $0.35
  --------------------      --------------------      --------------------
       06/30/96                    $1.19                     $0.50
  --------------------      --------------------      --------------------
       09/30/96                    $1.10                     $0.65
  --------------------      --------------------      --------------------
       12/31/96                    $1.10                     $0.75
  --------------------      --------------------      --------------------
       03/31/97                    $4.40                     $0.75
  --------------------      --------------------      --------------------
       06/30/97                    $2.45                     $1.75
  --------------------      --------------------      --------------------
       09/30/97                    $3.15                     $1.80
  --------------------      --------------------      --------------------
       12/31/97                    $4.20                     $2.25
  --------------------      --------------------      --------------------

       03/31/98                    $5.50                     $3.50
  --------------------      --------------------      --------------------
       06/30/98                    $5.50                     $3.25
  --------------------      --------------------      --------------------
       09/30/98                    $3.45                     $2.10
  --------------------      --------------------      --------------------
       12/31/98                    $2.95                     $1.40
  --------------------      --------------------      --------------------
       03/31/99                    $1.50                     $0.43
  --------------------      --------------------      --------------------
       06/30/99                    $0.63                     $0.30
  --------------------      --------------------      --------------------
       09/30/99                    $0.36                     $0.23
  --------------------      --------------------      --------------------
       12/31/99                    $0.24                     $0.13
  --------------------      --------------------      --------------------



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

-----------------    ------------    ------------    ------------    ------------    ------------
                      Year ended      Year ended      Year ended      Year ended      Year ended
                        Dec 31,         Dec 31,         Dec 31,         Dec 31,         Dec 31,
                         1999            1998            1997           1996 (1)         1995
                     ------------    ------------    ------------    ------------    ------------
                         $               $               $              $                $
                          -               -               -               -               -
-----------------    ------------    ------------    ------------    ------------    ------------
Revenue                 831,539         311,527           60,362            Nil             Nil
-----------------    ------------    ------------    ------------    ------------    ------------
Net (loss)/income    (9,669,951)     (8,673,172)      (2,995,559)    (1,314,126)       (615,315)
Net (loss)/income
  per share               (0.36)          (0.38)           (0.17)         (0.14)          (0.11)
-----------------    ------------    ------------    ------------    ------------    ------------
Total assets          4,861,499      13,909,417        9,553,852      1,877,391          31,496
-----------------    ------------    ------------    ------------    ------------    ------------
Capital stock        20,312,508      17,006,171       14,247,987      4,901,150       2,372,154
-----------------    ------------    ------------    ------------    ------------    ------------

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

GENERAL
The following discussion and analysis of the financial condition of the Company and the results of its operations for the years ended December 31, 1999 and 1998 should be read in conjunction with the Company's consolidated financial statements. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For an explanation of the differences between Canadian and US GAAP, reference should be made to note 10 of the consolidated financial statements. The financial statements are prepared in Canadian dollars.

DPI is engaged in the commercialization of its proprietary composite material using recycled plastics and cellulose, and the development of commercially viable products made from the composite material. To date, DPI has invested all of its financial and human resources in the research and development of the composite material. The Company intends to develop, manufacture, and sell a number of commercially viable products incorporating its proprietary composite material. Currently, management has specifically targeted the pallet market for the first commercial introduction of its technology. The pallet designed and developed by the Company has been trademarked in Canada and the United States as the "Duraskid".

The Company's operating results have been adversely affected by production equipment failures and poor capacity utilization, which resulted in excessively high production costs, which have resulted in poor operating results. The Company is re-examining its business model to address these problems. Failure to resolve these problems may result in the cessation of operations. In addition, the Company has been adversely affected by a substantial write-down of assets related to the closure of its Andover facility and the retrenchment of operations in Toronto.

In addition to the lawsuits discussed (See Item 3 - "Legal Proceedings") in more detail below under Risks and Uncertainties, the Company is currently defending statements of claims from a number of creditors totaling approximately $1.2 million, which are currently reflected as liabilities in the consolidated balance sheet.

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

1999 OPERATING RESULTS

1999 was a disappointing year for the Company. Operating results were adversely affected by the delayed delivery of its automated pallet assembly machine, the slow run in of the equipment and ultimately the failure of the equipment to operate at design specifications. In addition, the closure of the Andover, Mass. facility resulted in the complete write-down of all related assets.

The problems related to the pallet assembly equipment interrupted production for about three months. Furthermore the Company was forced to switch back manual production of pallets which increased costs substantially, such that the production of pallets was uneconomic at the selling prices realized.

Revenues for 1999 increased 166% to $831,539 from $311,527 the previous year. Operating expenses, before the write-down of assets, were reduced by 36% to $5,075,830 from $7,880,992. The reduction in operating expenses was attributable to the elimination of expenses related to research and development which were reduced to nil from $2,950,499 in 1998 which offset a 5.2% increase in selling and general and administrative expenses.

As a result of the closure of the Andover facility the Company was required to write-down its assets and make provisions for expenses related to the closure. The 1999 write-down amounted to $5,425,660 up from $1,654,957. The write-down was comprised of a provision for certain guarantees in the amount of $1.2 million and the balance related to the write-down of assets.

To counteract the negative consequences of the failure of the pallet assembly equipment the Company has focused its attention on higher margin specialty pallets and decking products, increased sales volumes and a rigorous reduction in expenses. The Company is operating at less than ten percent of design capability consequently the low capacity utilization acts as a significant drag on operating results.

The loss per share declined two cents to $0.36 from $0.38 as a result of a 17% increase in the weighted average number of shares outstanding, while the loss for the year increased 11% to $9,669,951 from $8,673,172.

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

CAPITAL INVESTMENTS

The Company made no new investments in capital equipment, rather it disposed of some redundant production for proceeds of $168,822. In addition, as a result of the closure of its Andover facility, the Company wrote-down its assets in the amount of $4.2 million. In 1998 the Company wrote-down its capital assets by approximately $1 million. In addition, certain creditors of Duraskid (New England) L.L.C. repossessed equipment with a carrying value of $5.4 million.

LIQUIDITY AND CAPITAL RESOURCES

In 1999 the working capital deficit declined to $8.5 million from $10.9 million in 1998. The elimination of lease liabilities in the amount of $3.8 million and the reduction of short term loans payable by approximately $621 thousand than offset and increase in accrued liabilities of approximately $2.4 million and a $300 thousand reduction in current assets.

The Company's cash used from activities, in 1999, of approximately $2.6 million was down $2 million from $4.7 million in 1998. The cash used in operating activities was offset by the sale of common shares which raised cash proceeds of $2.7 million and $169 thousand from the sales of redundant assets.

The Company anticipates a loss from operations in 2000 and is dependent for its survival on the raising of additional cash from the sales of shares and the continued support of its creditors.

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

B) LEGAL MATTERS

From time to time the Company encounters lawsuits arising from business activities, which are discussed in Item 3.

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

       Accordingly, the Company filed a claim against SRP in April 1997 to seek damages of approximately $5 million and to terminate the agreement. In October 1997, SRP filed a counterclaim against the Company for $10 million, claiming that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company.

       Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1999. No action occurred during 1999 or subsequent to year end on this claim or counterclaim.

2) In July 1998, a former consultant to the Company filed a statement of claim against the Company. The claim was also filed against a Director and a former Director of the Company. The consultant is claiming the Company owes approximately $29,000 for services and expenses which has been accrued by management. The consultants also claims that he was a party to the transaction to acquire the technology license agreement, which formed part of the Dura Skid purchase in 1996. As a party to the transaction, the consultant is claiming that the Director agreed to assign 200,000 common shares and 100,000 common share purchase warrants of the Company owned by the Director, plus 100,000 stock options were to have been granted to him. The consultant is claiming these shares, warrants, and options have a value of approximately $1.9 million. The Company is of the opinion that the claim is without merit and will vigorously defend the claim. The final outcome of this matter is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1999.

3) In September 1998, a former shareholder of the Company filed a statement of claim against the Company. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00. The final outcome of this matter is uncertain but the management of the Company believes that any effect would not be material to the Company's consolidated financial position. Accordingly no provision has been recorded in the accounts of the Company as at December 31, 1999.

4) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued an amount, which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

5) In November 1998, a supplier filed a statement of claim against the Company for approximately $140,000 for goods delivered. The Company is of the opinion that approximately $116,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

6) In December 1998, the Company was named in an action brought by a supplier in the amount of approximately $550,000 for non-payment of production equipment. The Company is of the opinion that this claim related to Duraskid (New England) LLC for which the Company was not a guarantor. The Company has accrued $100,000 in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

7) In February 1999, a supplier filed a statement of claim against the Company for approximately $50,000 for services rendered. The Company has accrued $20,000 with respect to this lawsuit. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

8) In May 1999, the Company was named as a co-defendant in an action by an investor against a related party. The investor is claiming damages of $520,000 for breach of a loan agreement and $40,000 in commissions. The Company is of the opinion that the claim is without merit and, consequently, the company has not recorded any costs in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

9) In August 1999, the Company received a judgment against it for approximately US$1,151,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of the Andover premises. The Company acted as a guarantor on the lease, whereas the minority interest partner has guaranteed the Company for these lease payments. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. However, the minority interest partner has provided a guarantee to the Company for their 49% share of the guarantee for the facilities operating lease. The final outcome of this matter is uncertain and additional material provisions could be required in future periods.

10) In November 1999, a supplier filed a statement of claim against the Company for approximately $83,000 for goods delivered. The Company is of the opinion that approximately $63,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

11) In December 1999, the Company received a judgment against it for approximately US$3,586,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of production equipment. The Company acted as guarantor on the lease. The equipment was repossessed by the lessor and is being sold with any proceeds less related costs being offset against the judgment owed. The Company has accrued the eventual costs, in its opinion, to dispose of this judgment. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

In addition to the lawsuits described above, the Company is currently defending statements of claim from a number of creditors totaling approximately $1.2 million, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

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


OUTLOOK

The challenges for 2000 include the following:

- Raise a minimum of $2 million to restore balance sheet liquidity;

- Successfully introduce new decking products;

- Build on the previous Duraskid sales and marketing efforts;

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

2000 will be a year of continued retrenchment. Management is focused on resolving the issues identified above, however, the failure to resolve these issues will cause the Company to fail and the Company to be liquidated.

The Company faces many challenges to its survival, however, management of the Company is guardedly optimistic that these challenges will be successfully overcome.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

The executive officers and directors of the Company are as follows:

-------------------     ---------------------------     --------------------------------------
      Name                      Position                                Term
-------------------     ---------------------------     --------------------------------------
Michael P. Zuk          Director, President and CEO     Director since September 1998 and
                                                        President and CEO since September 1998
-------------------     ---------------------------     --------------------------------------
John Winter             Director, VP Manufacturing      Director since May 1996 and VP
                                                        Manufacturing since December 1995
-------------------     ---------------------------     --------------------------------------
Paul Frustaglio         Director                        Director since November 1999
-------------------     ---------------------------     --------------------------------------

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

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

Compensation Summary

The table below sets forth information concerning the compensation of the Company's chief executive officer and for all officers as a group for the Company's financial years ended December 31, 1999, 1998 and 1997:

--------------   -----------------------------------------------------   -----------------------------------------------------
                            ANNUAL COMPENSATION                              LONG-TERM COMPENSATION
--------------   -----------------------------------------------------   -----------------------------------------------------
 Name and        Year          Salary ($)    Bonus ($)     Other         Awards        Awards        Payouts       All other
 principal                                                 annual        securities    restricted    LTIP (2)      compensation
 position                                                  compensation  under         Shares or     Payouts          ($)
                                                              ($)        option/       restricted       ($)
                                                                         SARs (1)      share
                                                                         granted (#)   units ($)
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Keith            1999          Nil           Nil           Nil           Nil/Nil       Nil           Nil           Nil
Carrigan         1998(3)       186,865       Nil           Nil           Nil/Nil       Nil           Nil           Nil
President        1997          168,160       Nil           Nil           200,000/Nil   Nil           Nil           Nil
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                 1999           75,000       Nil           Nil           Nil/Nil       Nil           Nil           Nil
Michael P. Zuk   1998           40,000(4)    Nil           Nil           Nil/Nil       Nil           Nil           Nil
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                 1999          195,000       Nil           Nil           150,000/Nil   Nil           Nil           Nil
Officers         1998          326,865       Nil           Nil           Nil/Nil       Nil           Nil           Nil
as a group       1997          381,910       Nil           Nil           550,000/Nil   Nil           Nil           Nil
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

(1)   Stock appreciation rights
(2)   Long term incentive plans
(3) Mr. Carrigan was succeeded as President of the Company by Mr. Zuk on August 31, 1998
(4)   Mr. Zuk recieved no compensation in 1998 as President of the Company.

For each of the financial years ended December 31, 1999, 1998 and 1997, there were no standard arrangements by which directors of the Company were compensated for their services to the Company as directors. Directors participate in the Company's stock option plan.

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

As of December 31, 1999, the following options were outstanding:

       Number of options        Expiry date              Purchase price
       -----------------        -----------              --------------
                 18,040         June 27, 2001            $0.70
                 25,000         January 27, 2002         $1.10
                115,000         July 9, 2002             $2.00
                100,000         August 3, 2003           $2.55
                 75,000         September 1, 2002        $2.80
                300,000         March 8, 2004            $0.50
                150,000         October 19, 2000         $0.70
                100,000         September 27, 2004       $0.50
                750,000         December 1, 2004         $0.25

As of December 31, 1999, directors and officers as a group held options to purchase up to 150,000 common shares of the Company.

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


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

(a) Material Transactions

During 1998 a Director advanced a non-interest bearing loan of $585,034 to the Company for working capital purposes. In 1999 this loan was converted to common shares. In 1998, the Company's minority interest partner in Duraskid (New England) L.L.C. advanced $317,895 to Duraskid (New England) L.L.C. by way of a non-interest bearing loan. As of December 31, 1999, this loan remained outstanding. In addition, this same minority interest partner advanced $1,149,975 by way of a subordinated debenture which bears interest at a rate of 9% per annum payable quarterly in arrears. The loan is currently in default. Neither D.P.I. nor Duraskid Inc. has guaranteed this debt.

(b) Indebtedness of Directors and Officers

No director or officer of the Company, at any time during the fiscal year ended December 31, 1999 was indebted to the Company. No director or officer of the Company, at any time during the fiscal year ended December 31, 1998 was indebted to the Company.

Key Employee Agreements

There are no written agreements with key employees.

                                     PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

Not Applicable


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

The Company acquired production equipment for its Toronto facility. The equipment was financed by equipment leases as follows:

                                                     1999          1998
                                                  -----------   -----------
Toronto equipment obligation, bearing interest
at 11.4% per annum, monthly blended payments
of $31,984, due September 2002                    $ 1,024,914   $ 1,256,195
Andover equipment obligation, bearing interest
at 9.26% per annum, monthly blended payments
of US$40,317, due July 2005                                --     3,650,147
Miscellaneous office equipment obligation                 379        11,506
                                                  -----------   -----------
                                                    1,025,293     4,917,848
Less: current portion                              (1,025,923)   (4,917,848)
                                                  -----------   -----------
                                                  $        --   $        --
                                                  -----------   -----------



The lease agreement contains covenants which restrict the ability of Dura Skid to transfer any assets to its parent company, Dura Products International Inc., without the approval of the lender. As at December 31, 1999, the Company was not in compliance with the financial covenants of this facility which continued subsequent to year end. As a result the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. As of March 25, 2000, the Company has not received notice from the lender indicating its intention to exercise its rights under these events of default. See Note 1 to the Consolidated Financial Statements.

Pursuant to the agreement for the Andover equipment, the Duraskid (New England) LLC pledged 15 extrusion machines located at the Andover facility as collateral. During 1999, Duraskid (New England) LLC was in arrears in its monthly payments and was in breach of its financial covenants. As a result, the lender exercised its right under these events of default and repossessed the equipment. See Note 1 to the Consolidated Financial Statements.


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


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

The following financial statements are filed herewith:

     1. Consolidated Balance Sheets as of December 31, 1999 and December 31,
        1998.
     2. Consolidated Statements of Operations and Deficit for the years ended December 31, 1999, 1998 and 1997.
     3. Consolidated Statements of Changes in Financial Position for the years ended December 31, 1999, 1998 and 1997.
     4. Notes to Consolidated Financial Statements.

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




DURA PRODUCTS INTERNATIONAL INC.              January 28, 2000
---------------------------------------       ------------------------------
(Registrant)                                  (Date)

/s/ Michael P. Zuk                            /s/ Paul Frustaglio
---------------------------------------       ------------------------------
(Signature)                                   (Signature)

President and Chief Executive Officer,
Director                                      Director
---------------------------------------       ------------------------------

                        DURA PRODUCTS INTERNATIONAL INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                        DURA PRODUCTS INTERNATIONAL INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999




                               TABLE OF CONTENTS


Auditors' Report                                                           1

Consolidated Balance Sheets                                                2

Consolidated Statements of Operations and Deficit                          3

Consolidated Statements of Cash Flows                                      4

Notes to Consolidated financial statements                            5 - 25

SCHWARTZ LEVITSKY FELDMAN LLP
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

                                AUDITORS' REPORT
To the Shareholders of
Dura Products International Inc.

We have audited the consolidated balance sheet of Dura Products International Inc. as at December 31, 1999 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999 in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements for the year ended December 31, 1998 were audited by other auditors, who expressed an opinion without reservation on those consolidated financial statements in their report dated June 11, 1999.

                                                  "Schwartz Levisky Feldman llp"
Toronto, Ontario                                           Chartered Accountants
March 25, 2000

                COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                          - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. The above opinion is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

                                                  "Schwartz Levisky Feldman llp"
Toronto, Ontario                                           Chartered Accountants
March 25, 2000

  |   1167 Caledonia Road
  |   Toronto, Ontario M6A 2X1
  |   Tel: 416 785 5353
  |   Fax: 416 785 5663

DURA PRODUCTS INTERNATIONAL INC.
Consolidated Balance Sheets
As at December 31, 1999


                                                          1999         1998
                                                           $            $
                                     ASSETS
CURRENT ASSETS

Cash                                                       2,473        90,987
Accounts receivable                                       95,963        41,612
Other receivable (note 3)                                 40,233        64,230
Inventory (note 4)                                       135,356       231,454
Prepaid expenses                                          39,556       191,931
                                                      ----------    ----------

                                                         313,581       620,214

CAPITAL ASSETS (note 5)                                4,547,918    13,289,203
                                                      ----------    ----------











                                                       4,861,499    13,909,417
                                                      ==========    ==========



APPROVED ON BEHALF OF THE BOARD

(signed) Michael P. Zuk          Director
--------------------------------
(signed) John Winter             Director
--------------------------------

DURA PRODUCTS INTERNATIONAL INC.
Consolidated Balance Sheets
As at December 31, 1999

                                                          1999         1998
                                                           $            $
                                  LIABILITIES
CURRENT LIABILITIES

Bank indebtedness                                            -          81,689
Accounts payable                                       1,028,351     1,464,544
Accrued liabilities                                    3,430,898     1,005,480
Accrued salaries                                         287,000       364,754
Accrual for capital asset purchases                    2,636,533     2,636,533
Capital leases obligations (note 9)                    1,025,293     4,917,848
Short-term loans payable (note 13)                       100,000       721,531
Advances from minority interest (note 14)                317,895       317,895
                                                      ----------    ----------

                                                       8,825,970    11,510,274

SUBORDINATED DEBENTURE MINORITY INTEREST (note 14)     1,149,975     1,149,975
                                                      ----------    ----------

                                                       9,975,945    12,660,249
                                                      ----------    ----------
                            SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (note 6)

Authorized

An unlimited number of Common shares

Issued

30,547,619 Common shares (23,616,599 in 1998)         20,312,508    17,006,171

DEFICIT                                              (25,426,954)  (15,757,003)
                                                      ----------    ----------

                                                      (5,114,446)    1,249,168
                                                      ----------    ----------

                                                       4,861,499    13,909,417
                                                      ==========    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

DURA PRODUCTS INTERNATIONAL INC.
Consolidated Statements of Operations and Deficit
For the year ended December 31, 1999

                                                          1999         1998         1997
                                                           $            $            $
REVENUE                                                  831,539       311,527       60,362
                                                      ----------    ----------   ----------
EXPENSES

   Cost of sales, sales and marketing,
     general and administrative expenses               4,242,973     4,031,957    1,589,003
   Research and development                                  -       2,950,499    1,239,576
   Amortization                                          696,656       684,321      184,709
   Interest expense                                      136,201       214,215       42,633
   Write-down of assets and provisions (note 7)        5,425,660     1,654,957          -
                                                      ----------    ----------   ----------

                                                      10,501,490     9,535,949    3,055,921
                                                      ----------    ----------   ----------

LOSS BEFORE MINORITY INTEREST                         (9,669,951)   (9,224,422)  (2,995,559)

MINORITY INTEREST                                            -         551,250          -
                                                      ----------    ----------   ----------

LOSS FOR THE YEAR                                     (9,669,951)   (8,673,172)  (2,995,559)

Deficit, beginning of year                           (15,757,003)   (7,083,831)  (4,088,272)
                                                      ----------    ----------   ----------

DEFICIT, END OF YEAR                                 (25,426,954)  (15,757,003)  (7,083,831)
                                                      ==========    ==========   ==========

Loss per share for the year                                (0.36)        (0.38)       (0.17)
                                                      ==========    ==========   ==========

Weighted average common shares outstanding            27,093,742    22,952,169   17,979,443
                                                      ==========    ==========   ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

DURA PRODUCTS INTERNATIONAL INC.
Consolidated Statements of Cash Flows
For the year ended December 31, 1999

                                                          1999         1998         1997
                                                           $            $            $
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                           (9,669,951)   (8,673,172)  (2,995,559)
   Add (deduct) non-cash items:
     Write-down of assets                              4,225,660     1,654,957          -
     Amortization                                        696,656       684,321      184,709
     Exchange adjustment and other amounts                   -          27,807          -
     Minority interest                                       -        (551,250)         -
                                                      ----------    ----------   ----------

                                                      (4,747,635)   (6,857,337)  (2,810,850)

   Net change in non-cash working capital items
     Accounts and other receivables                      (30,354)      206,700     (198,488)
     Inventory                                            96,098       (48,592)    (182,862)
     Prepaid expenses                                    152,375        (5,532)     (17,284)
     Accounts payable and accrued liabilities          1,911,471     2,037,145       74,297
                                                      ----------    ----------   ----------

                                                      (2,618,045)   (4,667,616)  (3,135,187)
                                                      ----------    ----------   ----------
CASH FLOWS FROM INVESTING ACCTIVITIES
   Disposals of (additions to) capital assets            168,822    (2,602,154)  (3,524,858)
   Cash in escrow                                            -             -       (306,000)
                                                      ----------    ----------   ----------
                                                         168,822    (2,602,154)  (3,830,858)
                                                      ----------    ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common shares                           2,721,303     2,758,184    9,346,837
   Short-term loans payable (repaid) advanced            (36,497)      721,531     (341,177)
   Bank indebtedness                                     (81,689)       81,689          -
   Capital lease payments                               (242,408)     (263,951)      (7,623)
   Subordinated debenture of minority interest
     shareholder of subsidiary                               -       1,149,975          -
   Capital contributions of minority interest                -         551,250          -
   Advance from minority interest                            -         317,895          -
                                                      ----------    ----------   ----------

                                                       2,360,709     5,316,573    8,998,037
                                                      ----------    ----------   ----------
NET DECREASE IN CASH                                     (88,514)   (1,953,197)   2,031,992
   Cash and cash equivalents,
     beginning of year                                    90,987     2,044,184       12,192
                                                      ----------    ----------   ----------
CASH AND CASH EQUIVALENTS,
END OF YEAR                                                2,473        90,987    2,044,184
                                                      ==========    ==========   ==========

Interest paid                                            135,013       161,725       52,715
                                                      ==========    ==========   ==========

Income taxes paid                                            Nil           Nil          Nil
                                                      ==========    ==========   ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999


1.   BASIS OF PRESENTATION AND GOING CONCERN

     General

     The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles on a going concern basis which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

     During 1998 and 1999, the Company encountered significant operational issues in its Toronto facility principally related to the automated assembly of pallets. In addition, the Company's Andover, Massachusetts facility owned by Duraskid (New England) LLC experienced significant cost overruns and delayed startup and similar operational issues as the Toronto facility. The capacity constraints at the Toronto facility and the problems related to the Andover facility adversely impacted sales, earnings and cash flow, which in turn reduced working capital and overall liquidity. The Company has incurred significant consolidated losses of $9,669,951, $8,673,172 and $2,995,559 for each of the years ended December 31, 1999, 1998 and 1997 respectively. The Company had a consolidated working capital deficiency of $8,512,389 as at December 31, 1999. At December 31, 1999, the Company was in breach of its liquidity and leverage ratios and minimum revenues relating to loans provided for equipment, which have continued subsequent to year end (note 9).

     The Company undertook a review of its capital assets to identify any surplus and /or obsolete equipment. As a result, a write-down of $4,225,660 was taken for the capital assets in 1999 and a write-down of $1,654,957 was taken for both the technology and capital assets in 1998 (note 7).

     Duraskid (New England) LLC

     As a result of the operational issues in its Andover facility and the Company's lack of adequate financial resources, the Company and its minority interest partners decided to abandon the Andover facility during 1999. As a result, certain creditors of Duraskid (New England) LLC have re-possessed certain capital assets with a carrying value of $5,391,490 (US$3,594,327) (note 12 (k)), and a creditor has obtained a judgment against the Company for damages resulting from the non-fulfilment of the lease (note 12(i)). The re-possessed capital assets have been written off against their corresponding liabilities. The remaining capital assets have been written down to estimated net realizable value.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

1.   BASIS OF PRESENTATION AND GOING CONCERN (cont'd)

     A condensed balance sheet as at December 31, 1999, in Canadian dollars, displaying the assets and liabilities of Duraskid (New England) LLC, all of which are included in the consolidated balance sheet of the Company, is as follows:

         Capital assets                                         $          Nil
                                                                --------------

         Total assets                                                      Nil
                                                                --------------

         Other current liabilities                              $    2,970,655
         Subordinated debenture to minority interest                 1,149,975
         Advances from minority interest                               317,895
                                                                --------------

         Total liabilities                                      $    4,438,525
                                                                --------------

         Loss recognized in excess of the Company's investment       3,725,660
                                                                --------------

     Dura Products International Inc. has provided a guarantee for the equipment capital lease and the facilities operating lease (note 9). The minority interest partner has also provided a guarantee for the capital lease and has provided a guarantee to Dura Products International Inc. for their 49% share of the guarantee for the facilities operating lease.

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

     Creditor Lawsuits

     In addition to the lawsuits which are described in Note 12, the Company is currently defending statements of claims from a number of creditors totalling approximately $1,200,000 which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

1.   BASIS OF PRESENTATION AND GOING CONCERN (cont'd)

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

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)  Basis of Presentation

         These consolidated financial statements have been prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (note 1), which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in note 16.

     b)  Principles of Consolidation

         The consolidated financial statements include the accounts of Dura Products International Inc. (the "Company") and its significant subsidiaries, Dura Skid Inc. ("Dura Skid") and Duraskid (New England) LLC. All significant intercompany accounts and transactions have been eliminated on consolidation.

     c)  Revenue Recognition

         Revenue is recognized when goods are shipped to the customer.

     d)  Inventory

         Inventory of raw materials is valued at the lower of average cost and replacement cost or net realizable value. Inventory of work in process and finished goods is valued at the lower of standard cost which approximates cost on a first-in, first-out basis, and net realizable value.

     e)  Capital Assets

         Capital assets are recorded at cost, with amortization being provided on a straight-line basis as follows:

         Computer                                                        3 years
         Furniture and fixtures                                          5 years
         Leasehold improvements        Term of the lease plus one renewal period
         Production equipment                                           10 years
         Vehicles                                                        5 years

         Amortization in the year of purchase is calculated at one-half of the annual rate.

     f)  Research and Development Cost

         Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes that the development project meets the generally accepted accounting principles for deferral and amortization. All development costs to date have been expensed as incurred.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     g)  Income Taxes

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

     h)  Foreign Currency translation

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

     i)  Loss Per Share

         The loss per share has been calculated using the weighted average number of shares outstanding during the year.

     j)  Cash and Cash Equivalents

         The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents and are grouped with "Cash" on the consolidated balance sheets.

     k)  Leases

         The Company leases certain of its assets. Assets rented under capital lease arrangements, where substantially all of the benefits of ownership are transferred to the Company, are accounted for as capital assets acquisitions and are amortized over their estimated useful lives, on a straight-line basis. Obligations under the terms of capital leases are shown as liabilities of the Company.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     l)  Use of Estimates

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

     m)  Financial Instruments

         Due to the nature of the Company's current financial condition (note
         1), it is not practicable to make a determination of fair values of the Company's financial instruments.

     n)  Comparative Figures

         Certain prior years' comparative figures have been reclassified to conform to the current year's presentation.

3.   OTHER RECEIVABLE

     Other receivable consist of :

                                                          1999         1998
                                                           $            $

     GST receivable                                       40,233        64,230
                                                      ==========    ==========
4.   INVENTORY

                                                          1999         1998
                                                           $            $
     Inventory consists of :

     Raw materials                                        68,977        92,632
     Finished goods and work-in-process                   66,379       138,822
                                                      ----------    ----------
                                                         135,356       231,454
                                                      ==========    ==========

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

5.   CAPITAL ASSESTS

     Capital assets consist of:

     December 31, 1999

                                                                 Accumulated
                                                        Cost     Amortization       Net
                                                        ----     ------------       ---

                                                          $            $             $

     Computer equipment and software                     152,532       135,962       16,570
     Furniture and fixtures                               68,789        40,118       28,671
     Leasehold improvements                              482,769       110,912      371,857
     Production equipment                              3,466,655       757,139    2,709,516
     Vehicles                                             15,614         4,685       10,929
     Equipment under capital leases                    1,777,745       367,370    1,410,375
                                                      ----------    ----------   ----------
                                                       5,964,104     1,416,186    4,547,918
                                                      ==========    ==========   ==========

     December 31, 1998

                                                                 Accumulated
                                                        Cost     Amortization       Net
                                                        ----     ------------       ---

                                                          $            $             $
     Computer equipment and software                     130,370        73,518       56,852
     Furniture and fixtures                              229,017        42,382      186,635
     Leasehold improvements                              816,873        76,601      740,272
     Production equipment                              3,702,545       449,033    3,253,512
     Vehicles                                             15,614         1,561       14,053
     Equipment under construction                        564,730           -        564,730
     Equipment not ready for use                       3,211,024           -      3,211,024
     Equipments under capital lease                    1,777,745       189,595    1,588,150
     Equipment under capital lease,
       not ready for use                               3,673,975           -      3,673,975
                                                      ----------    ----------   ----------
                                                      14,121,893       832,690   13,289,203
                                                      ==========    ==========   ==========

     Certain assets have been pledged as collateral (note 9).

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

6.   SHARE CAPITAL

     Class A Special shares; unlimited authorized
     The Class A Special shares are voting and may be issued in one or more series. The Directors of the Company may establish, before an issue, the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attached to each series, and without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion prices and terms and conditions of redemption and any sinking fund or other provisions. As at December 31, 1999 and 1998, no Class A Special shares have been issued.

     Class B Special shares; unlimited authorized
     The Class B special shares are designated as redeemable, voting, non-participating shares. No dividends shall be declared, set aside or paid on the Class B Special shares. As at December 31, 1999 and 1998, no Class B Special shares have been issued.

     Common Shares Issued
                                                        Shares        Amount
                                                          No.           $
                                                          ---           -

     Balance, December 31, 1996                       14,105,919     4,901,150
         Issued for cash                               4,374,033     6,004,815
         Exercise of stock options                     1,121,200     1,405,390
         Exercise of warrants                          2,382,612     1,936,632
                                                      ----------    ----------

     Balance, December 31, 1997                       21,983,764    14,247,987
         Exercise of stock options                     1,275,835     1,847,834
         Exercise of warrants                            357,000       910,350
                                                      ----------    ----------

     Balance, December 31, 1998                       23,616,599    17,006,171
         Issued for cash                               3,524,943     1,634,966
         Issued for repayment of debt                    975,057       585,034
         Exercise of stock options                     1,431,020       756,337
         Exercise of warrants                          1,000,000       330,000
                                                      ----------    ----------

     Balance, December 31, 1999                       30,547,619    20,312,508
                                                      ==========    ==========

     Stocks options

     The Company has issued stock options pursuant to the following plans:

     (i) The 1996 stock option plan was limited to 1 million shares in the aggregate, and restricted to Directors, officers, employees and consultants of the Company. The exercise price of any options granted may not be less that the fair market value at the time the option is granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. All options have been granted and exercised pursuant to this plan.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

6.   SHARE CAPITAL (cont'd)

     (ii) The 1996 replacement stock option plan was initially limited to 2.5 million shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company and its subsidiaries and other designated persons as designated from time to time by the Board. The exercise price of any options granted may not be less than the fair market value at the time the options are granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. This plan was subsequently amended to increase the limit of shares from 2.5 million to 7.0 million shares in the aggregate. As at December 31, 1999 approximately 1 million options are available to be granted (1998 - approximately 3 million).

         The following is a continuity of stock options outstanding:

                                                                      Number
                                                                   -----------

         Balance, December 31, 1996                                  1,150,000

         Granted during 1997                                         2,364,500
         Exercised during 1997                                      (1,121,200)
                                                                   -----------
         Balance, December 31, 1997                                  2,393,300

         Granted during 1998                                           148,440
         Exercised during 1998                                      (1,275,835)
         Expired during 1998                                          (192,500)
                                                                   -----------
         Balance, December 31, 1998                                  1,073,405

         Granted during 1999                                         3,056,080
         Exercised during 1999                                      (1,431,020)
         Expired during 1999                                        (1,065,425)
                                                                   -----------

         Balance, December 31, 1999 at weighted average  $  0.75   $ 1,633,040
                                                         =======   ===========

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

6.   SHARE CAPITAL (cont'd)

         Of the total options outstanding, 18,040 issued at $0.70 expire on June 27, 2001; 25,000 issued at $1.10 expire on January 27, 2002; 115,000 issued at $2.00 expire on July 9, 2002; 75,000 issued at $2.80 expire on September 1, 2002; 100,000 issued at $2.55 expire on August 3, 2003; 300,000 issued at $0.50 expire on March 8, 2004; 150,000 issued at $0.70 expire on October 19, 2000; 100,000 issued at $0.50 expire on September 27, 2004; and 750,000 issued at $0.25 expire on December 1, 2004. All options are currently exercisable except for 50,000 issued at $0.50, which are exercisable on or after August 20, 2000.

         Common share purchase warrants

         The following is a continuity of warrants outstanding:

                                                                     Number
                                                                   -----------
         Balance, December 31, 1996                                        -

           Issued during 1997                                        4,374,040
           Exercised during 1997                                    (2,382,612)
                                                                   -----------
         Balance, December 31, 1997                                  1,991,428

           Issued during 1998                                              -
           Exercised during 1998                                      (357,000)
                                                                   -----------
         Balance, December 31, 1998                                  1,634,428

           Issued during 1999                                        3,500,000
           Expired during 1999                                      (1,634,428)
           Exercised during 1999                                    (1,000,000)
                                                                   -----------

         Balance, December 31, 1999                                  2,500,000
                                                                   ===========

     Each common share purchase warrant outstanding as at December 31, 1999 entitles the warrantholder to purchase one common share of the company at $1 per share. On January 5, 2000, the exercise price of the warrant was amended to $0.20 per share, and 2,000,000 warrants were exercised for gross proceeds of $400,000.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

7.   WRITE DOWN OF ASSETS AND PROVISIONS

     Write down of assets and provisions are comprised as follows:


                                                          1999         1998
                                                           $            $

     Technology and intangible assets                        -         631,645
     Capital assets                                    4,225,660     1,023,312
     Provisions for guarantee of obligations of
       Duraskid (New England) LLC                      1,200,000           -
                                                      ----------    ----------

                                                       5,425,660     1,654,957
                                                      ==========    ==========


8.   INCOME TAXES

     The components of future income tax assets and liabilities are as follows:


                                                          1999         1998
                                                           $            $

     Future tax assets:

     Net operating loss carryforwards                  4,721,813     2,965,188
     Net capital loss carryforwards                      676,636       676,636
     SRED expenditure pool carryforward                1,123,412     1,123,412
     SRED ITC's recoverable                              673,416       842,763
     Amortization                                        953,874       696,111
                                                      ----------    ----------

     Total future assets                               8,149,151     6,304,110

     Less: Valuation allowance                        (8,149,151)   (6,304,110)
                                                      ----------    ----------

     Net future tax asset                                    -             -
                                                      ==========    ==========

     As at December 31, 1999, the Company has net operating carryforwards of approximately $10,808,000 for income tax purposes that expire as follows:

     2000                                                         $     31,000
     2001                                                              112,000
     2002                                                               94,000
     2003                                                              907,000
     2004                                                            1,883,000
     2005                                                            3,033,000
     2006                                                            4,748,000
                                                                  ------------

                                                                  $ 10,808,000
                                                                  ============

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

8.   INCOME TAXES (cont'd)

     In addition, as at December 31, 1999, the Company has net capital loss carryforwards of approximately $1.5 million, which may be used to offset any future capital gains, and SRED expenditure pool carryforwards, which may be used to offset future income, of approximately $3.1 million that do not expire. Duraskid (New England) LLC has net operating loss carryforwards of $1.5 million which expire in 2008. The potential tax savings of these losses have not been recognized in these consolidated financial statements.

9.   LEASE OBLIGATIONS AND COMMITMENTS

     a)  Production equipment capital leases consist of:


                                                          1999         1998
                                                           $            $
         Toronto equipment obligation, bearing
         interest at 11.4% per annum, monthly
         blended payments of $31,984, due
         September, 2002                               1,024,914     1,256,195
         Andover equipment obligation, bearing
         interest at 9.26% per annum, monthly
         blended payments of US$40,317, due
         July 2005                                           -       3,650,147
         Miscellaneous office equipment obligation           379        11,506
                                                      ----------    ----------

                                                       1,025,293     4,917,848

         Less: Current portion                        (1,025,923)   (4,917,848)
                                                      ----------    ----------

                                                             -             -
                                                      ==========    ==========

         The lease agreement contains covenants which restrict the ability of Dura Skid to transfer any assets to its parent Company, Dura Products International Inc., without the approval of the lender. As at December 31, 1999, the Company was not in compliance with the financial covenants of this facility (note 1) which continued subsequent to year end. As a result the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. As of March 25, 2000, the Company has not received notice from the lender indicating its intention to exercise its rights under these events of default.

         Pursuant to the agreement for the Andover equipment, the Duraskid (New England) LLC pledged 15 extrusion machines located at the Andover facility as collateral. During 1999, Duraskid (New England) LLC was in arrears in its monthly payments and was in breach of its financial covenants. As a result, the lender exercised its right under these events of default and repossessed the equipment (note 1).

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

9.   LEASE OBLIGATIONS AND COMMITMENTS (cont'd)

     As a result of the restrictive nature of these binding agreements, substantially all of the net assets of the Company which are owned by the subsidiaries are, therefore, restricted and are not available to the parent Company, Dura Products International Inc.

     The future minimum scheduled annual lease payments for each of the next three years and thereafter are as follows:

     2000                                                          $   383,790
     2001                                                              383,790
     2002                                                              425,595
                                                                   -----------

                                                                     1,193,175

     Less: imputed interest                                           (168,261)
                                                                   -----------
                                                                   $ 1,024,914
                                                                   ===========
     b)  Premises Leases

         In addition, the Company leases its premises and some office equipment. The lease for premises is an operating lease. The commitments disclosed do not include renewal periods, which are at the option of the Company. The minimum annual lease payments for the remaining terms of the leases are as follows:

         2000                                                      $   183,454
         2001                                                          230,003
         2002                                                          232,741
         2003                                                          246,431
         2004                                                          246,431
         2005                                                          205,359
                                                                   -----------

                                                                   $ 1,344,419
                                                                   ===========

     Operating lease expense, which is grouped with general and administration expenses, for the years ended December 31, 1999, 1998, and 1997 was approximately $30,000, $637,000 and $94,000, respectively.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

10.  NON-CASH TRANSACTIONS

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

     In each of the years ended December 31, 1999, 1998 and 1997, several non-cash transactions occurred, which are excluded from the consolidated statements of cash flows.

     1999 transactions include:

     (i) common shares were issued in lieu of repayment of short-term loans payable to a Director of $585,034.

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

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

11. SEGMENTED INFORMATION

     The Company has one reportable segment, which includes the manufacture of pallets from its proprietary composite material. Geographic segmented information is as follows:

                                           United
     1999                     Canada       States    Adjustments        Total
     ----                     ------       ------    -----------        -----

     Revenue                 664,925      166,614            -         831,539
     Loss for the year    (3,793,686)  (5,876,265)           -      (9,669,951)
     Capital assets        4,547,918          -              -       4,547,918

     1998
     ----

     Revenue                 311,527          -              -         311,527
     Loss for the year    (7,381,307)  (1,843,115)       551,250*   (8,673,172)
     Capital assets        5,839,474    7,449,729            -      13,289,203

     * The adjustment represents minority interest.

     There were no geographic segments for 1997 as all operations were in Canada.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

12.  CONTINGENCIES

     In addition to the contingencies described in note 1, the Company, without the assistance of legal counsels owing to the deficiency in financial resources, is actively defending itself against the following items:

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

         Accordingly, the Company filed a claim against SRP in April 1997 to seek damages of approximately $5 million and to terminate the agreement. In October 1997, SRP filed a counterclaim against the Company for $10 million, claiming that the Company inappropriately terminated the agreement, enriched itself with SRP's technology with no compensation to SRP, and induced key employees of SRP to accept employment with the Company.

         Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1999. No action occurred during 1999 or subsequent to year end on this claim or counterclaim.

     b) In July 1998, a former consultant to the Company filed a statement of claim against the Company. The claim was also filed against a Director and a former Director of the Company. The consultant is claiming the Company owes approximately $29,000 for services and expenses which has been accrued by management. The consultants also claims that he was a party to the transaction to acquire the technology license agreement, which formed part of the Dura Skid purchase in 1996. As a party to the transaction, the consultant is claiming that the Director agreed to assign 200,000 common shares and 100,000 common share purchase warrants of the Company owned by the Director, plus 100,000 stock options were to have been granted to him. The consultant is claiming these shares, warrants, and options have a value of approximately $1.9 million. The Company is of the opinion that the claim is without merit and will vigorously defend the claim. The final outcome of this matter is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 1999.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

12.  CONTINGENCIES (cont'd)

     c) In September 1998, a former shareholder of the Company filed a statement of claim against the Company. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00. The final outcome of this matter is uncertain but the management of the Company believes that any effect would not be material to the Company's consolidated financial position. Accordingly no provision has been recorded in the accounts of the Company as at December 31, 1999.

     d) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued an amount, which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

     e) In November 1998, a supplier filed a statement of claim against the Company for approximately $140,000 for goods delivered. The Company is of the opinion that approximately $116,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

     f) In December 1998, the Company was named in an action brought by a supplier in the amount of approximately $550,000 for non-payment of production equipment. The Company is of the opinion that this claim related to Duraskid (New England) LLC for which the Company was not a guarantor. The Company has accrued $100,000 in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

12.  CONTINGENCIES (cont'd)

     g) In February 1999, a supplier filed a statement of claim against the Company for approximately $50,000 for services rendered. The Company has accrued $20,000 with respect to this lawsuit. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

     h) In May 1999, the Company was named as a co-defendant in an action by an investor against a related party. The investor is claiming damages of $520,000 for breach of a loan agreement and $40,000 in commissions. The Company is of the opinion that the claim is without merit and, consequently, the company has not recorded any costs in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

     i) In August 1999, the Company received a judgment against it for approximately US$1,151,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of the Andover premises. The Company acted as a guarantor on the lease, whereas the minority interest partner has guaranteed the Company for these lease payments. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. However, the minority interest partner has provided a guarantee to the Company for their 49% share of the guarantee for the facilities operating lease. The final outcome of this matter is uncertain and additional material provisions could be required in future periods.

     j) In November 1999, a supplier filed a statement of claim against the Company for approximately $83,000 for goods delivered. The Company is of the opinion that approximately $63,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

     k) In December 1999, the Company received a judgment against it for approximately US$3,586,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of production equipment. The Company acted as guarantor on the lease. The equipment was repossessed by the lessor and is being sold with any proceeds less related costs being offset against the judgment owed. The Company has accrued the eventual costs, in its opinion, to dispose of this judgment. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

13.  RELATED PARTY TRANSACATIONS

     During 1998, a Director advanced a non-interest bearing loan of $585,034 to the Company for working capital purposes. In 1999, the loan was converted to common shares by way of private placement.

14.  FINANCING FROM MINORITY INTEREST PARTNER

     Minority interest advances consist of:

     (i) Subordinated debenture: Under the terms of the Duraskid (New England) LLC agreement, the minority interest partner was required to provide subordinated debenture debt to Duraskid (New England) LLC. The balance bears interest at a rate of 9% per annum and is payable quarterly in arrears. Payments of U.S.$25,000 are due quarterly, commencing December 1, 2000. Any unpaid balance is due October 15, 2007. Neither Dura Products International Inc. nor Dura Skid Inc. has guaranteed this debt.

     (ii) Advances by the minority interest partner are non-interest bearing and are not subject to specified terms of repayment.

15.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

16. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

     The Company's accounting principles do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

     a)  Business Acquisition

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

         The impact of this is as follows:

                                                              Year ended December 31,
                                                          1999         1998         1997
                                                          ----         ----         ----
                                                           $            $            $

         Loss as reported under Canadian GAAP          9,669,951     8,673,172    2,995,559
         Additional amortization expense and
           write-downs                                       -          83,583        1,417
                                                      ----------    ----------   ----------
         Loss and comprehensive income under
           US GAAP                                     9,669,951     8,756,755    2,996,976
                                                      ==========    ==========   ==========

         Loss per share                                    (0.36)        (0.38)       (0.17)
                                                      ==========    ==========   ==========

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999

16. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (cont'd)

     b)  Stock Options

         The Company has elected to follow APB Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock option plans. Under APB 25 no compensation expense has been recognized. Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation, requires the fair value of options issued be measured as compensation expense, has been issued. For a description of the option plans, reference should be made to note 5. The assumptions used in the Black-Scholes model are as follows: the risk-free interest rate used was 4%, expected dividends was 0%; expected life of 5 years; and expected volatility ranged from 21% to 26%. The weighted-average grant date fair value of options granted during 1999 was $0.30, 1998 was $1.48; and 1997 was $1.16. The
         pro-forma impact of this is as follows:

                                                              Year ended December 31,
                                                          1999         1998         1997
                                                          ----         ----         ----
                                                           $            $            $

         Pro-forma disclosures under FAS 123
         Loss for the year                            10,524,171     8,965,696    5,744,741
         Loss per share                                    (0.39)        (0.39)       (0.32)

     c)  Recently Issued Pronouncements

         Under SAB 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates. Specifically, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", is effective for fiscal periods beginning after January 1, 2001. The Company has not yet determined the impact, if any, of SFAC 133 on its consolidated financial statements.

                               INDEX TO EXHIBITS


11.0       Computation of Earnings Per Share

----------------------