Form 20-F
period 2000-12-31
DURA PRODUCTS INTERNATIONAL INC
filed 2002-01-31
CIK 1043407

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

      For the fiscal year ended December 31, 2000
                                -----------------

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 39,297,619

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                  Yes [_]     No [X]

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

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
                                Table of Contents

PART I
------
Item 1.       Description of Business ....................................................    2
Item 2.       Description of Property ....................................................    6
Item 3.       Legal Proceedings ..........................................................    6
Item 4.       Control of Registrant ......................................................    8
Item 5.       Nature of Trading Market ...................................................    9
Item 6.       Exchange Controls and Other Limitations Affecting Securities Holders .......   10
Item 7.       Taxation ...................................................................   11
Item 8.       Selected Financial Data ....................................................   12
Item 9.       Management's Discussion and Analysis of Financial Condition and Results
              of Operations ..............................................................   12
Item 10.      Directors and Officers of Registrant .......................................   16
Item 11.      Compensation of Directors and Officers .....................................   16
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries .............   17
Item 13.      Interest of Management in Certain Transactions .............................   20


PART II
-------
Item 14.      Description of Securities to be Registered .................................   21


PART III
--------
Item 15.      Defaults Upon Senior Securities ............................................   21
Item 16.      Changes in Securities and Changes in Security for Registered Securities.....   21


PART IV
-------
Item 17.      Financial Statements .......................................................   22
Item 18.      Financial Statements .......................................................   22
Item 19.      Financial Statements and Exhibits ..........................................   22
              Signatures .................................................................   23

CURRENCY TRANSLATION

The Company publishes its financial statements in Canadian dollars. Unless otherwise specified, all references to "Cdn dollars", "dollars", "$", or Cdn $" are to Canadian dollars and references to "US$" are to United States dollars. As of March 31, 2001, the US dollar equivalent for Canadian dollars as based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US $0.65 per Cdn$1.00. No representation is made that the Canadian dollar or US$ amounts shown in this registration statement could have been or could be converted into US$, as the case may be, at any particular rate or at all.

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

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, based on the inverse of the noon buying rate in New York City for cable transfers in foreign currencies, the average of such exchange rates on the last Saturday of each month during such period, and the exchange rate at the end of such period, as certified for custom purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

-------------    -------    ------    ------    ----------
                 Average     High      Low      Period end
-------------    -------    ------    ------    ----------
Y/E Dec 31/95    0.7305     0.7527    0.7023      0.7323
-------------    -------    ------    ------    ----------
Y/E Dec 31/96    0.7332     0.7513    0.7235      0.7301
-------------    -------    ------    ------    ----------
Y/E Dec 31/97    0.7220     0.6945    0.7487      0.6999
-------------    -------    ------    ------    ----------
Y/E Dec 31/98    0.6728     0.7124    0.6311      0.6511
-------------    -------    ------    ------    ----------
Y/E Dec 31/99    0.6730     0.6935    0.6462      0.6730
-------------    -------    ------    ------    ----------
Y/E Dec 31/00    0.6733     0.6984    0.6397      0.6669
-------------    -------    ------    ------    ----------


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

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

General

Dura Products International Inc. ("DPI" or the "Company") is a public company, with 39,297,619 issued and outstanding common shares, as of December 31, 1999, trading over-the-counter on the Canadian Dealing Network under the symbol "DURP" and "DRPDF" on the NASDAQ Bulletin Board. DPI was incorporated on August 19, 1983 under the laws of the Province of Ontario, Canada as Transway Exploration Inc. On July 7, 1993 the name was changed to Transway Capital Inc. and on February 6, 1997 the Company changed its name to Dura Products International Inc. DPI has two wholly-owned subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. Dura Skid Inc. ("Duraskid") was incorporated on July 13, 1995 under the laws of the Province of Ontario, Canada as CanTech Investments Inc. On January 15, 1996 the name was changed to CanTech Composites Inc. ("CanTech"), the date on which the Company concluded its acquisition of CanTech for $400,000. The purchase price was settled by the issuance of 1,000,000 common shares of the Company and the issuance of warrants exercisable for 500,000 common shares at $0.40 per share (See "Business Overview" and "Outlook" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations"). On February 7, 1997, Cantech changed its name to Dura Skid Inc. On September 19, 1997 the Company incorporated in Delaware a wholly-owned subsidiary, Duraskid and Products, Inc. Duraskid and Products, Inc. owns 51% of Duraskid (New England) L.L.C. which was formed September 23, 1997. DPI is currently engaged in the manufacture of a composite material which is further manufactured into specialty pallets, decking, anti-static flooring and other products.

In the discussion that follows, DPI or the Company refers to the operations of Dura Products International Inc. and its subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. as well as Duraskid (New England) L.L.C. Duraskid refers to the operations of Dura Skid Inc. The operations of Duraskid (New England) L.L.C. were terminated on March 31, 1999. The assets, liabilities and operating results of Duraskid (New England) L.L.C. have been consolidated in the financial statements as of December 31, 2000. The Company expects to dispose of its ownership interest in Duraskid (New England) L.L.C. as soon as a purchaser is identified.

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

The Company intends to develop, manufacture, and sell a number of commercially viable products incorporating its proprietary composite material based on "green" design principles. Currently, management has specifically targeted the pallet and decking markets for the commercial introduction of its technology. The pallet the Company has designed and developed is the Duraskid(R). Duraskid has been trademarked in Canada and the United States.

The Products

A. DURASKID

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

The Pallet Industry

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

As of December 31, 2000, the Company had 34 full-time employees, 28 of whom were in manufacturing, one in research and development, one in sales and marketing, and four in finance and administration.


B. COMPOSITE LUMBER

The Product

In 2000 the Company introduced its composite wood product to the marketplace. The composite lumber is used primarily in the construction of decks, docks and walkways. The material enjoys the same benefit characteristics as its pallet product. The lumber may be custom cut as to length.

The market for composite lumber is expected to grow at a rate in excess of 10% for the foreseeable future. The demand for composite lumber exceeds 600 million pounds per year of which approximately 57% was used as decking. There are over 50 companies involved in the manufacture of wood and plastic composites. The largest competitors are TREX, US Plastics and Anderson Co.

Distribution

The Company distributes its products directly and though two major distributors. In the United States the composite lumber product is distributed through Freemont Forest Group of Whittier, California. Freemont is a wholly-owned subsidiary of Marubeni Corporation. In Canada, the product is distributed through Canwell Distribution Limited of Vancouver, British Columbia.

ENVIRONMENTAL CONSIDERATIONS

Corporate responsibility for the environment exists throughout the product life cycle. DPI is committed to the goal of being an "eco-efficient" manufacturer of products that incorporate the principles of "green" design, satisfying customer requirements at competitive prices and creating substantial shareholder value.

In order to prevent pollution, eco-efficient manufacturing requires efficient use of materials, substitution of recycled materials for virgin materials whenever possible, and minimal production of waste through internal reuse. The Company's production processes are designed to meet these requirements. For example, in the Company's manufacturing process, cooling water is continuously recycled and particulate generated by cutting and notching are returned to feed stock.

"Green" design principles require that the Company's products be reusable, repairable and recyclable. The fundamental building block that supports all of our product development efforts is our proprietary composite technology. Ninety-eight percent of the Company's composite material is made from recycled materials, post industrial cellulose fibre and post consumer plastics.

ITEM 2.  DESCRIPTION OF PROPERTY

The Company's corporate offices and only manufacturing facility is located at 60 Carrier Drive, Etobicoke, Ontario, Canada M9W 5R1, a 65,000 square foot facility. Approximately 5,000 square feet is being used for executive and administrative offices and the balance for manufacturing. The facility is leased for a five-year term expiring in October 2000 and the Company has the option to renew for an additional five year period. The Company had an option to acquire the property for approximately $2.1 million. The option expired on October 31, 2000 unexercised. The lease, however was renewed for an additional five-year term.

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

       Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 2000. No action occurred during 2000 or subsequent to year end on this claim or counterclaim.

2) In September 1998, a former shareholder of the Company filed a statement of claim against the Company for $1.5 million. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00. The final outcome of this matter is uncertain but the management of the Company believes that any effect would not be material to the Company's consolidated financial position. Accordingly no provision has been recorded in the accounts of the Company as at December 31, 2000.

3) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued an amount, which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

4) In November 1998, a supplier filed a statement of claim against the Company for approximately $140,000 for goods delivered. The Company is of the opinion that approximately $116,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

5) In December 1998, the Company was named in an action brought by a supplier in the amount of approximately $550,000 for non-payment of production equipment. The Company is of the opinion that this claim related to Duraskid (New England) LLC for which the Company was not a guarantor. The Company has accrued $100,000 in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

6) In February 1999, a supplier filed a statement of claim against the Company for approximately $50,000 for services rendered. The Company has accrued $20,000 with respect to this lawsuit. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

7) In May 1999, the Company was named as a co-defendant in an action by an investor against a related party. The investor is claiming damages of $520,000 for breach of a loan agreement and $40,000 in commissions. The Company is of the opinion that the claim is without merit and, consequently, the company has not recorded any costs in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

8) In August 1999, the Company received a judgment against it for approximately US$1,500,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of the Andover premises. The Company acted as a guarantor on the lease, whereas the minority interest partner has guaranteed the Company for these lease payments. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. However, the minority interest partner has provided a guarantee to the Company for its 49% share of the guarantee for the facilities operating lease. The final outcome of this matter is uncertain and additional material provisions could be required in future periods.

9) In December 1999, the Company received a judgment against it for approximately US$3,586,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of production equipment. The Company and the minority interest partners in Duraskid (New England) LLC both acted as guarantors on the lease. The equipment was repossessed by the lessor and is being sold with any proceeds less related costs being offset against the judgment owed. The Company has accrued the eventual costs, in its opinion, to dispose of this judgment. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

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

(b) Ownership of Voting Securities

As of December 31, 2000, 39,297,619 common shares of the Company were issued and outstanding. At such date, the persons or groups known to the Company to own more than 10% of the Company's issued and outstanding shares and the number of common shares owned by officers and directors of the Registrant as a group are as follows:
---------------   ----------------------    --------------   ----------------
                        IDENTITY OF
TITLE OF CLASS        PERSON OR GROUP        AMOUNT OWNED    PERCENT OF CLASS
---------------   ----------------------    --------------   ----------------
Common shares     Officers and directors
                  as a group                  985,389 (1)        2.5% (2)
---------------   ----------------------    --------------   ----------------

(1) Shares owned by officers and directors include currently exercisable options to purchase up to 850,000 shares of Common Stock held by directors and officers of the Company. Options to purchase up to 450,000 shares are exercisable at $0.25 per share until December 1, 2004 and 400,000 shares are exercisable at $0.30 per share until April 26, 2004.

(2) The percentage of class is calculated based on a total number of shares of 40,147,619 which includes the 39,297,619 common shares issued and outstanding as of December 31, 2000 and the 850,000 currently exercisable options held by the directors and officers of the Company.

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

As of March 31, 2000, approximately 41.3% of the issued and outstanding common shares were held in the United States by approximately 32 record holders.

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

The trading history of the Company's Common Stock on the Canadian Dealing Network, Inc. is as follows:

  --------------------      --------------------      --------------------
     Quarter ended           High sales prices          Low sales prices
  --------------------      --------------------      --------------------
       12/31/96                    $1.10                     $0.75
  --------------------      --------------------      --------------------
       03/31/97                    $4.40                     $0.75
  --------------------      --------------------      --------------------
       06/30/97                    $2.45                     $1.75
  --------------------      --------------------      --------------------
       09/30/97                    $3.15                     $1.80
  --------------------      --------------------      --------------------
       12/31/97                    $4.20                     $2.25
  --------------------      --------------------      --------------------
       03/31/98                    $5.50                     $3.50
  --------------------      --------------------      --------------------
       06/30/98                    $5.50                     $3.25
  --------------------      --------------------      --------------------
       09/30/98                    $3.45                     $2.10
  --------------------      --------------------      --------------------
       12/31/98                    $2.95                     $1.40
  --------------------      --------------------      --------------------
       03/31/99                    $1.50                     $0.43
  --------------------      --------------------      --------------------
       06/30/99                    $0.63                     $0.30
  --------------------      --------------------      --------------------
       09/30/99                    $0.36                     $0.23
  --------------------      --------------------      --------------------
       12/31/99                    $0.24                     $0.13
  --------------------      --------------------      --------------------

  --------------------      --------------------      --------------------
       03/31/00                    $0.23                     $0.12
  --------------------      --------------------      --------------------
       06/30/00                    $0.28                     $0.20
  --------------------      --------------------      --------------------
       09/30/00                    $0.17                     $0.14
  --------------------      --------------------      --------------------
       12/31/00                    $0.14                     $0.08
  --------------------      --------------------      --------------------


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

-----------------    ------------    ------------    ------------    ------------    ------------
                      Year ended      Year ended      Year ended      Year ended      Year ended
                        Dec 31,         Dec 31,         Dec 31,         Dec 31,         Dec 31,
                         2000            1999            1998            1997           1996 (1)
                     ------------    ------------    ------------    ------------    ------------
                         $               $               $               $              $
                          -               -               -               -               -
-----------------    ------------    ------------    ------------    ------------    ------------
Revenue                 780,367         831,539         311,527           60,362            Nil
-----------------    ------------    ------------    ------------    ------------    ------------
Net (loss)/income    (3,072,656)     (9,669,951)     (8,673,172)      (2,995,559)    (1,314,126)
Net (loss)/income
  per share               (0.09)          (0.36)          (0.38)           (0.17)         (0.14)
-----------------    ------------    ------------    ------------    ------------    ------------
Total assets          4,462,622       4,861,499      13,909,417        9,553,852      1,877,391
-----------------    ------------    ------------    ------------    ------------    ------------
Capital stock        22,192,508      20,312,508      17,006,171       14,247,987      4,901,150
-----------------    ------------    ------------    ------------    ------------    ------------

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

DPI is engaged in the commercialization of its proprietary composite material using recycled plastics and cellulose, and the development of commercially viable products made from the composite material. To date, DPI has invested all of its financial and human resources in the research and development of the composite material. The Company intends to develop, manufacture, and sell a number of commercially viable products incorporating its proprietary composite material. The Company has changed its product focus to the manufacture of specialty pallets and composite lumber in order to realize higher profit margins.

The Company's operating results have been adversely affected by production equipment failures and poor capacity utilization, which resulted in excessively high production costs, which have resulted in poor operating results. The Company is re-examining its business model to address these problems. Failure to resolve these problems may result in the cessation of operations. On June 6, 2000 the Company experienced a fire in its compounding room, which shut down production for the balance of fiscal 2000 and the first three months of fiscal 2001. This interruption resulted in the cessation of production and interrupted the Company's ability to fulfill sales commitments. Production and sales resumed in early April 2001.

In addition to the lawsuits discussed (See Item 3 - "Legal Proceedings") in more detail below under Risks and Uncertainties, the Company is currently defending statements of claims from a number of creditors totaling approximately $1.5 million, which are currently reflected as liabilities in the consolidated balance sheet.

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

2000 OPERATING RESULTS

2000 was a turnaround year for the Company; however, the turnaround was interrupted by a fire in the compounding room, which stopped the production of compound, which in turn stopped the production of extruded profiles. Compound production was halted in early June and did not resume until the middle of March 2001. Extrusion operations resumed shortly thereafter. The production interruption adversely affected sales for the next ten months and caused the Company to miss the important summer sales of decking products as well as the winter inventory stocking programs of its distributors for the spring selling season 2001.

Revenues for 2000 declined 6% to $780,367 from $831,539 in 1999 solely as a result of the production interruption described above. Management estimates that revenues would have increased to approximately $1.7 million had the fire not interrupted production. The successful introduction of our decking products and the focus on higher margin specialty pallets fuels our optimism for the future.

The year 2000 loss from operations declined 68% or $6.6 million to $3,072,656 from $9,669,951 for 1999. The reduced operating loss is attributable to a severe cost reduction program and the fact that there were no asset write-downs during the year. Cost of sales, sales and marketing, and general and administrative expenses were reduced by $1.1 million or 25% and the elimination of asset write-downs.

The loss per share in 2000 declined 75% to $0.09 from $0.36 as a result of a 68% decline in the operating loss and a 32% increase in the weighted average common shares outstanding to 35,753,783 from 27,093,742 in 1999.

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

CAPITAL INVESTMENTS

In 2000, the Company made no new investments in capital equipment, rather it disposed of some redundant production equipment for net proceeds of $72,496. During the later part of the year the Company commenced the rebuilding of its compounding. The costs associated with the rebuilding of the compounding equipment were capitalized in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

In 2000, the production interruption associated with the fire in the compound room caused the liquidity position to deteriorate. Working capital in 2000 declined $508,203 to a deficiency of $9,020,692 from $8,512,389 in 1999. The deterioration in working capital was attributable to a $917,518 increase in accounts payable.

During 2000 the Company raised $1,850,000 from the sale of common shares to offset cash used in operations of $1,747,230. The company is highly dependent for its survival on the raising of additional cash from the sale of shares and the continued support of its creditors.

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

In addition to the lawsuits described in Item 3, the Company is currently defending statements of claim from a number of creditors totaling approximately $1.5 million, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

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

OUTLOOK

The challenges for 2001 include the following:

- Raise a minimum of $2 million to restore balance sheet liquidity;

- Build on the previous decking sales and marketing efforts of 2000;

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

2001 will be a year of continued retrenchment. Management is focused on resolving the issues identified above, however, the failure to resolve these issues will cause the Company to fail and the Company to be liquidated.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

The executive officers and directors of the Company are as follows:

-------------------     ---------------------------     --------------------------------------
      Name                      Position                                Term
-------------------     ---------------------------     --------------------------------------
Michael P. Zuk          Director, President and CEO     Director since September 1998 and
                                                        President and CEO since September 1998
-------------------     ---------------------------     --------------------------------------
John Winter             Director, VP Manufacturing      Director since May 1996
-------------------     ---------------------------     --------------------------------------
Paul Frustaglio         Director                        Director since November 1999
-------------------     ---------------------------     --------------------------------------

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


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

Compensation Summary

The table below sets forth information concerning the compensation of the Company's chief executive officer and for all officers as a group for the Company's financial years ended December 31, 2000, 1999 and 1998:

--------------   -----------------------------------------------------   -----------------------------------------------------
                            ANNUAL COMPENSATION                              LONG-TERM COMPENSATION
--------------   -----------------------------------------------------   -----------------------------------------------------
 Name and        Year          Salary ($)    Bonus ($)     Other         Awards        Awards        Payouts       All other
 principal                                                 annual        securities    restricted    LTIP (2)      compensation
 position                                                  compensation  under         Shares or     Payouts          ($)
                                                              ($)        option/       restricted       ($)
                                                                         SARs (1)      share
                                                                         granted (#)   units ($)
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Keith            2000          Nil           Nil           Nil           Nil/Nil       Nil           Nil           Nil
Carrigan         1999          Nil           Nil           Nil           Nil/Nil       Nil           Nil           Nil
President        1998(3)       186,865       Nil           Nil           Nil/Nil       Nil           Nil           Nil
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                 2000           90,000       Nil           Nil           750,000/Nil   Nil           Nil           Nil
                 1999           75,000       Nil           Nil           Nil/Nil       Nil           Nil           Nil
Michael P. Zuk   1998           40,000(4)    Nil           Nil           Nil/Nil       Nil           Nil           Nil
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                 2000
Officers         1999          195,000       Nil           Nil           150,000/Nil   Nil           Nil           Nil
as a group       1998          326,865       Nil           Nil           Nil/Nil       Nil           Nil           Nil
--------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

(1)   Stock appreciation rights
(2)   Long term incentive plans
(3) Mr. Carrigan was succeeded as President of the Company by Mr. Zuk on August 31, 1998
(4)   Mr. Zuk recieved no compensation in 1998 as President of the Company.

For each of the financial years ended December 31, 2000, 1999 and 1998, there were no standard arrangements by which directors of the Company were compensated for their services to the Company as directors. Directors participate in the Company's stock option plan.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

(a) Stock Option Plan

The Corporation maintains a stock plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its affiliates. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, officer, consultant or employee of the Corporation and its affiliates and other designated persons and their personal holding companies and registered retirement savings plan.

The Stock Option Plan is administered by the board of directors of the Corporation, who have the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant options thereunder.

The Stock Option Plan provides that the maximum number of Common Shares that may be reserved for all purposes under the plan shall be 13,020,615 Common Shares and that the maximum number of Common Shares that may be reserved for issuance to any one insider under the plan and any other share compensation agreement may not exceed 5% of the issued and outstanding Common Shares at the time of grant (on a non-diluted basis). The plan also provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis).

The board of directors of the Corporation has the authority under the Stock Option Plan to establish the option price at the time each option is granted, which price shall not be less than market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of the grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Corporation does not provide any financial assistance to participants under the Stock Option Plan to facilitate the purchase of Common Shares.

As of December 31, 2000, the following options were outstanding:

       Number of options        Expiry date              Purchase price
       -----------------        -----------              --------------
                 15,000         July 9, 2002             $2.00
                500,000         December 1, 2004         $0.25

As of December 31, 2000, directors and officers as a group held options to purchase up to 450,000 common shares of the Company.

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


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

(a) Material Transactions

In 1998, the Company's minority interest partner in Duraskid (New England) L.L.C. advanced $317,895 to Duraskid (New England) L.L.C. by way of a non-interest bearing loan. As of December 31, 2000, this loan remained outstanding. In addition, this same minority interest partner advanced $1,149,975 by way of a subordinated debenture which bears interest at a rate of 9% per annum payable quarterly in arrears. The loan is currently in default. Neither D.P.I. nor Duraskid Inc. has guaranteed this debt.

(b) Indebtedness of Directors and Officers

No director or officer of the Company, at any time during the fiscal year ended December 31, 2000 was indebted to the Company. No director or officer of the Company, at any time during the fiscal year ended December 31, 1999 was indebted to the Company.

Key Employee Agreements

There are no written agreements with key employees.

                                     PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

Not Applicable


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

The Company acquired production equipment for its Toronto facility. The equipment was financed by equipment leases as follows:

                                                    2000            1999
                                                 -----------     -----------
Toronto equipment obligation, bearing interest
  at 11.4% per annum, monthly blended payments
  of $31,984, due September 2002                 $   816,963     $ 1,024,914
Miscellaneous office equipment obligation                 --             379
                                                 -----------     -----------
                                                     816,963       1,025,293
Less: current portion                               (816,963)     (1,025,923)
                                                 -----------     -----------
                                                 $        --     $        --
                                                 -----------     -----------



The lease agreement contains covenants which restrict the ability of Dura Skid to transfer any assets to its parent company, Dura Products International Inc., without the approval of the lender. As at December 31, 2000, the Company was not in compliance with the financial covenants of this facility which continued subsequent to year end. As a result the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. As of June 25, 2001, the Company has not received notice from the lender indicating its intention to exercise its rights under these events of default. See Note 1 to the Consolidated Financial Statements.


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


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

The following financial statements are filed herewith:

     1. Consolidated Balance Sheets as of December 31, 2000 and December 31,
        1999.
     2. Consolidated Statements of Operations and Deficit for the years ended December 31, 2000, 1999 and 1998.
     3. Consolidated Statements of Changes in Financial Position for the years ended December 31, 2000, 1999 and 1998.
     4. Notes to Consolidated Financial Statements.

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




DURA PRODUCTS INTERNATIONAL INC.              January 30, 2001
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

                        DURA PRODUCTS INTERNATIONAL INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                        DURA PRODUCTS INTERNATIONAL INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000








                                TABLE OF CONTENTS


Auditors' Report                                                      1

Consolidated Balance Sheets                                           2

Consolidated Statements of Operations and Deficit                     3

Consolidated Statements of Cash Flows                                 4

Notes to Consolidated financial statements                       5 - 22

SCHWARTZ LEVITSKY FELDMAN LLP
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA



                                AUDITORS' REPORT


To the Shareholders of
Dura Products International Inc.

We have audited the consolidated balance sheets of Dura Products International Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements for the year ended December 31, 1998 were audited by other auditors, who expressed an opinion without reservation on those consolidated financial statements in their report dated June 11, 1999.


Toronto, Ontario                                   Schwartz Levitsky Feldman llp
June 25, 2001                                              Chartered Accountants


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

Toronto, Ontario                                   Schwartz Levitsky Feldman llp
June 25, 2001                                              Chartered Accountants


  |   1167 Caledonia Road
  |   Toronto, Ontario M6A 2X1
  |   Tel: 416 785 5353
  |   Fax: 416 785 5663

DURA PRODUCTS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2000

                                                          2000          1999
                                                       ----------    ----------

                                     ASSETS
CURRENT ASSETS
     Cash                                              $       --    $    2,473
     Accounts receivable                                   78,880        95,963
     Subscription receivable                              300,000            --
     Other receivable (note 3)                             27,927        40,233
     Inventory (note 4)                                   153,809       135,356
     Prepaid expenses and sundry                           38,441        39,556
                                                       ----------    ----------
                                                          599,057       313,581
CAPITAL ASSETS (note 5)                                 3,863,565     4,547,918
                                                       ----------    ----------
                                                        4,462,622     4,861,499
                                                       ==========    ==========

                                   LIABILITIES

CURRENT LIABILITIES
     Bank indebtedness                                     30,591            --
     Accounts payable                                   5,717,767     4,746,249
     Accrual for capital asset purchases                2,636,533     2,636,533
     Capital leases obligations (note 9)                  816,963     1,025,293
     Short-term loan payable (note 13)                    100,000       100,000
     Advances from minority interest (note 14)            317,895       317,895
                                                       ----------    ----------
                                                        9,619,749     8,825,970
SUBORDINATED DEBENTURE MINORITY INTEREST (note 14)      1,149,975     1,149,975
                                                       ----------    ----------
                                                       10,769,724     9,975,945
                                                       ----------    ----------

                            SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (note 6)                                 22,192,508    20,312,508
DEFICIT                                               (28,499,610)  (25,426,954)
                                                       ----------    ----------
                                                       (6,307,102)   (5,114,446)
                                                       ----------    ----------
                                                        4,462,622     4,861,499
                                                       ==========    ==========

                   The accompanying notes are an integral part of these consolidated financial statements.


APPROVED ON BEHALF OF THE BOARD

Michael P. Zuk      Director
----------------------------

Paul Frustaglio     Director
----------------------------

DURA PRODUCTS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2000



                                                          2000          1999          1998
                                                       ----------    ----------    ----------
REVENUE                                                $  780,367    $  831,539    $  311,527
                                                       ----------    ----------    ----------
EXPENSES
     Cost of sales, sales and marketing,
     general and administrative expenses                3,058,270     4,242,973     4,031,957
     Research and development                                  --            --     2,950,499
     Amortization                                         611,857       696,656       684,321
     Interest expense                                     182,896       136,201       214,215
     Write-down of assets and provisions (note 7)              --     5,425,660     1,654,957
                                                       ----------    ----------    ----------

                                                        3,853,023    10,501,490     9,535,949
                                                       ----------    ----------    ----------

LOSS BEFORE MINORITY INTEREST                          (3,072,656)   (9,669,951)   (9,224,422)

MINORITY INTEREST                                              --            --       551,250
                                                       ----------    ----------    ----------
LOSS FOR THE YEAR                                      (3,072,656)   (9,669,951)   (8,673,172)

     Deficit, beginning of year                       (25,426,954)  (15,757,003)   (7,083,831)
                                                       ----------    ----------    ----------

DEFICIT, END OF YEAR                                  (28,499,610)  (25,426,954)  (15,757,003)
                                                       ==========    ==========    ==========

Loss per share for the year                                 (0.09)        (0.36)        (0.38)
                                                       ==========    ==========    ==========

Weighted average common shares outstanding             35,753,783    27,093,742    22,952,169
                                                       ==========    ==========    ==========
















                   The accompanying notes are an integral part of these consolidated financial statements.

DURA PRODUCTS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

                                                          2000          1999          1998
                                                       ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                         $(3,072,656)  $(9,669,951)  $(8,673,172)
     Add (deduct) non-cash items:
          Write-down of assets                                 --     4,225,660     1,654,957
          Amortization                                    611,857       696,656       684,321
          Exchange adjustment and other amounts                --            --        27,807
          Minority interest                                    --            --      (551,250)
                                                       ----------    ----------    ----------
                                                       (2,460,799)   (4,747,635)   (6,857,337)

     Net change in non-cash working capital items
          Accounts and other receivables                   29,389       (30,354)      206,700
          Subscription receivable                        (300,000)           --            --
          Inventory                                       (18,453)       96,098       (48,592)
          Prepaid expenses and sundry                       1,115       152,375        (5,532)
          Accounts payable                              1,001,518     1,911,471     2,037,145
                                                       ----------    ----------    ----------
                                                       (1,747,230)   (2,618,045)   (4,667,616)
                                                       ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACCTIVITIES
     Disposals of (additions to) capital assets            72,496       168,822    (2,602,154)
                                                       ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common shares                          1,850,000     2,721,303     2,758,184
     Short-term loans payable (repaid) advanced                --       (36,497)      721,531
     Bank indebtedness                                     30,591       (81,689)       81,689
     Capital lease payments                              (208,330)     (242,408)     (263,951)
     Subordinated debenture of minority interest
       shareholder of subsidiary                               --            --     1,149,975
     Capital contributions of minority interest                --            --       551,250
     Advance from minority interest                            --            --       317,895
                                                       ----------    ----------    ----------
                                                        1,672,261     2,360,709     5,316,573
                                                       ----------    ----------    ----------

NET DECREASE IN CASH                                       (2,473)      (88,514)   (1,953,197)

     Cash and cash equivalents, beginning of year           2,473        90,987     2,044,184
                                                       ----------    ----------    ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                         --         2,473        90,987
                                                       ==========    ==========    ==========

Interest paid                                              90,491       135,013       161,725
                                                       ==========    ==========    ==========

Income taxes paid                                             Nil           Nil           Nil
                                                       ==========    ==========    ==========

                   The accompanying notes are an integral part of these consolidated financial statements.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




1.  BASIS OF PRESENTATION AND GOING CONCERN

    General

    The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles on a going concern basis which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

    During 1998, 1999 and 2000, the Company encountered significant operational issues in its Toronto facility principally related to the automated assembly of pallets. In addition, the operations in Toronto were further curtailed during 2000 owing to a fire in the production area. During 1998 and 1999, the Company's Andover, Massachusetts facility owned by Duraskid (New England) LLC experienced significant cost overruns and delayed startup and similar operational issues as the Toronto facility. The capacity constraints at the Toronto facility and the problems related to the Andover facility adversely impacted sales, earnings and cash flows, which in turn reduced working capital and overall liquidity. The Company has incurred significant consolidated losses of $3,072,656, $9,669,951 and $8,673,172 for each of the years ended December 31, 2000, 1999 and 1998 respectively. The Company had a consolidated working capital deficiency of $9,020,692 as at December 31, 2000. At December 31, 2000, the Company was in breach of its liquidity and leverage ratios and minimum revenues relating to loans provided for equipment, which have continued subsequent to year end (note 9).

    The Company undertook a review of its capital assets to identify any surplus and /or obsolete equipment. As a result, a write-down of $4,225,660 was taken for the capital assets in 1999 and a write-down of $1,654,957 was taken for both the technology and capital assets in 1998 (note 7).

    Duraskid (New England) LLC

    As a result of the operational issues in its Andover facility and the Company's lack of adequate financial resources, the Company and its minority interest partners decided to abandon the Andover facility during 1999. As a result, certain creditors of Duraskid (New England) LLC have re-possessed certain capital assets with a carrying value of $5,391,490 (US$3,594,327) (note 12 (i)), and a creditor has obtained a judgment against the Company for damages resulting from the non-fulfilment of the lease (note 12(h)). The re-possessed capital assets have been written off against their corresponding liabilities. The remaining capital assets have been written down to estimated net realizable value.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




1.  BASIS OF PRESENTATION AND GOING CONCERN (cont'd)

    A condensed balance sheet as at December 31, 2000, in Canadian dollars, displaying the assets and liabilities of Duraskid (New England) LLC, all of which are included in the consolidated balance sheet of the Company, is as follows:

          Capital assets                                             $       Nil
                                                                     -----------
          Total assets                                               $       Nil
                                                                     -----------
          Other current liabilities                                  $ 2,970,655
          Subordinated debenture to minority interest                  1,149,975
          Advances from minority interest                                317,895
                                                                     -----------
          Total liabilities                                          $ 4,438,525
                                                                     -----------
          Loss recognized in excess of the Company's investment      $ 3,725,660
                                                                     -----------



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

    Creditor Lawsuits

    In addition to the lawsuits which are described in Note 12, the Company is currently defending statements of claims from a number of creditors totalling approximately $1,500,000 which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000

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

    c) Revenue Recognition

       Revenue is recognized when goods are shipped and the title has passed to the customer.

    d) Inventory

       Inventory of raw materials is valued at the lower of average cost and replacement cost or net realizable value. Inventory of work in process and finished goods is valued at the lower of standard cost which approximates cost on a first-in, first-out basis, and net realizable value.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

    f) Research and Development Costs

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

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

    n) Comparative Figures

       Certain prior years' comparative figures have been reclassified to conform to the current year's presentation.


3.  OTHER RECEIVABLE

    Other receivable consist of:                          2000          1999
                                                       ----------    ----------
    GST receivable                                     $   27,927    $   40,233
                                                       ==========    ==========

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




4.  INVENTORY                                             2000          1999
                                                       ----------    ----------
    Inventory consists of:

    Raw materials                                      $  138,704    $   68,977
    Finished goods and work-in-process                     15,105        66,379
                                                       ----------    ----------
                                                          153,809       135,356
                                                       ==========    ==========


5.  CAPITAL ASSETS

    Capital assets consist of:

    December 31, 2000                                 Accumulated
                                            Cost      Amortization       Net
                                         ----------    ----------    ----------
    Furniture and fixtures               $   68,789    $   53,876    $   14,913
    Leasehold improvements                  482,769       159,085       323,684
    Production equipment                  3,424,048     1,131,680     2,292,368
    Equipment under capital lease         1,777,745       545,145     1,232,600
                                         ----------    ----------    ----------
                                          5,753,351     1,889,786     3,863,565
                                         ==========    ==========    ==========



    December 31, 1999                                 Accumulated
                                            Cost      Amortization       Net
                                         ----------    ----------    ----------
    Computer equipment and software      $  152,532    $  135,962    $   16,570
    Furniture and fixtures                   68,789        40,118        28,671
    Leasehold improvements                  482,769       110,912       371,857
    Production equipment                  3,466,699       757,183     2,709,516
    Vehicles                                 15,614         4,685        10,929
    Equipment under capital lease         1,777,745       367,370     1,410,375
                                         ----------    ----------    ----------
                                          5,964,148     1,416,230     4,547,918
                                         ==========    ==========    ==========


    Certain assets have been pledged as collateral (note 9).

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




6.  SHARE CAPITAL

    Class A Special shares; unlimited authorized The Class A Special shares are voting and may be issued in one or more series. The Directors of the Company may establish, before an issue, the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attached to each series, and without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion prices and terms and conditions of redemption and any sinking fund or other provisions. As at December 31, 2000 and 1999, no Class A Special shares have been issued.

    Class B Special shares; unlimited authorized The Class B special shares are designated as redeemable, voting, non-participating shares. No dividends shall be declared, set aside or paid on the Class B Special shares. As at December 31, 2000 and 1999, no Class B Special shares have been issued.

    Common shares; unlimited authorized

    a) Common Shares Issued
                                                         Shares
                                                           No.         Amount
                                                       ----------    ----------
       Balance, December 31, 1997                      21,983,764   $14,247,987
          Exercise of stock options                     1,275,835     1,847,834
          Exercise of warrants                            357,000       910,350

                                                       ----------    ----------

       Balance, December 31, 1998                      23,616,599    17,006,171
          Issued for cash                               3,524,943     1,634,966
          Issued for repayment of debt                    975,057       585,034
          Exercise of stock options                     1,431,020       756,337
          Exercise of warrants                          1,000,000       330,000

                                                       ----------    ----------

       Balance, December 31, 1999                      30,547,619    20,312,508
          Issued for cash                               4,000,000       800,000
          Exercise of stock options                       250,000        55,000
          Exercise of warrants                          4,500,000     1,025,000

                                                       ----------    ----------

       Balance, December 31, 2000                      39,297,619    22,192,508
                                                       ==========    ==========


    The company entered into a subscription agreement on December 18, 2000 for the issuance of 1,000,000 Common shares at $0.20 per share and 1,000,000 warrants (each warrant entitles the warrantholder to acquire a common share at $0.25 per share). As at December 31, 2000, no shares have been issued and no consideration has been received with respect to this agreement.

DURA PRODUCTS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 2000




6.  SHARE CAPITAL (cont'd)

    b) Stocks options

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

       (ii) The 1996 replacement stock option plan was initially limited to 2.5 million shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company and its subsidiaries and other designated persons as designated from time to time by the Board. The exercise price of any options granted may not be less than the fair market value at the time the options are granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. This plan was subsequently amended to increase the limit of shares from 7.0 million to 13.0 million shares in the aggregate. As at December 31, 2000 approximately 8.5 million options are available to be granted.

       The following is a continuity of stock options outstanding:

                                          Weighted
                                          Average      Aggregate
                                       Exercise Price    Number     Option Price
                                         ----------    ----------    ----------
       Balance, December 31, 1998        $              1,073,405    $1,948,259

       Granted during 1999                              3,056,080     1,478,339
       Exercised during 1999                           (1,431,020)     (756,337)
       Expired during 1999                             (1,065,425)   (1,405,133)
                                                       ----------    ----------
       Balance, December 31, 1999                       1,633,040     1,265,128

       Granted during 2000                                150,000        30,000
       Exercised during 2000                             (250,000)      (55,000)
       Expired during 2000                             (1,018,040)   (1,085,128)
                                                       ----------    ----------
       Balance, December 31, 2000              0.30       515,000       155,000
                                         ==========    ==========    ==========

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




6.  SHARE CAPITAL (cont'd)

    Of the total options outstanding, 15,000 issued at $2.00 expire on July 9, 2002; and 500,000 issued at $0.25 expire on December 1, 2004.

    c) Common share purchase warrants

       The following is a continuity of warrants outstanding:

                                          Weighted
                                          Average                    Aggregate
                                       Exercise Price    Number    Warrant Price
                                         ----------    ----------    ----------
       Balance, December 31, 1998        $              1,634,428    $4,903,284

          Issued during 1999                            3,500,000       830,000
          Expired during 1999                          (1,634,428)   (4,903,284)
          Exercised during 1999                        (1,000,000)     (330,000)
                                                       ----------    ----------
       Balance, December 31, 1999                       2,500,000       500,000

          Issued during 2000                            4,000,000     1,000,000
          Expired during 2000                            (500,000)     (100,000)
          Exercised during 2000                        (4,500,000)   (1,025,000)
                                                       ----------    ----------
       Balance, December 31, 2000              0.25     1,500,000       375,000


       Each common share purchase warrant outstanding as at December 31, 2000 entitles the warrantholder to purchase one common share of the company at $0.25 per share expiring on June 28, 2002.


7.  WRITE DOWN OF ASSETS AND PROVISIONS

    Write down of assets and provisions are comprised as follows:

                                            2000          1999          1998
                                         ----------    ----------    ----------
    Capital assets                       $       --    $4,225,660    $1,023,312
    Provisions for guarantee of
      obligations of Duraskid
      (New England) LLC                          --     1,200,000            --
    Technology and intangible assets             --            --       631,645
                                         ----------    ----------    ----------
                                                 --     5,425,660     1,654,957
                                         ==========    ==========    ==========

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




8.  INCOME TAXES

    The components of future income tax assets and liabilities are as follows:

                                            2000          1999          1998
                                         ----------    ----------    ----------
    Future tax assets:

    Net operating loss carryforwards     $5,516,700    $4,721,813    $2,965,188
    Net capital loss carryforwards          882,000       676,636       676,636
    SRED expenditure pool carryforward    1,123,412     1,123,412     1,123,412
    SRED ITC's recoverable                  673,416       673,416       842,763
    Amortization                          1,298,000       953,874       696,111
                                         ----------    ----------    ----------
    Total future assets                   9,493,528     8,149,151     6,304,110

    Less: Valuation allowance            (9,493,528)   (8,149,151)   (6,304,110)
                                         ----------    ----------    ----------
    Net future tax asset                         --            --            --
                                         ==========    ==========    ==========


    As at December 31, 2000, the Company has net operating carryforwards of approximately $12,945,000 for income tax purposes that expire as follows:

    2001                                                            $   112,000
    2002                                                                 94,000
    2003                                                                907,000
    2004                                                              1,883,000
    2005                                                              3,033,000
    2006                                                              4,748,000
    2007                                                              2,168,000
                                                                    -----------
                                                                    $12,945,000
                                                                    ===========



    In addition, as at December 31, 2000, the Company has net capital loss carryforwards of approximately $2.1 million, which may be used to offset any future capital gains, and SRED expenditure pool carryforwards, which may be used to offset future income, of approximately $3.1 million that do not expire. Duraskid (New England) LLC has net operating loss carryforwards of $1.5 million which expire in 2008. The potential tax savings of these losses have not been recognized in these consolidated financial statements.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




9.  CAPITAL LEASE OBLIGATIONS

    a) Production equipment capital leases consist of:
                                                          2000          1999
                                                       ----------    ----------
       Equipment obligation, bearing interest at
       11.4% per annum, monthly blended payments
       of $31,984, due September, 2002                    816,963     1,024,914
       Miscellaneous office equipment obligation               --           379
                                                       ----------    ----------
                                                          816,963     1,025,293

       Less: Current portion                             (816,963)  (1,025, 293)
                                                       ----------    ----------
                                                               --            --
                                                       ==========    ==========


       The lease agreement contains covenants which restrict the ability of Dura Skid to transfer any assets to its parent Company, Dura Products International Inc., without the approval of the lender. As at December 31, 2000, the Company was not in compliance with the financial covenants of this facility (note 1) which continued subsequent to year end. As a result the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. As of June 25, 2001, the Company has not received notice from the lender indicating its intention to exercise its rights under these events of default.

       As a result of the restrictive nature of this binding agreement, substantially all of the net assets of the Company which are owned by the subsidiaries are, therefore, restricted and are not available to the parent Company, Dura Products International Inc.

       The future minimum scheduled annual lease payments are as follows:

       2001                                                          $  511,720
       2002                                                             425,595
                                                                     ----------
                                                                        937,315

       Less: imputed interest                                          (120,352)
                                                                     ----------
                                                                     $  816,963
                                                                     ==========

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




9.  CAPITAL LEASE OBLIGATIONS (cont'd)

    b) Premises Leases

    In addition, the Company leases its premises and some office equipment. The lease for premises is an operating lease. The commitments disclosed do not include renewal periods, which are at the option of the Company. The minimum annual lease payments for the remaining terms of the leases are as follows:

    2001                                                             $  230,003
    2002                                                                232,741
    2003                                                                246,431
    2004                                                                246,431
    2005                                                                205,359
                                                                     ----------
                                                                     $1,160,965
                                                                     ==========

    Operating lease expense, which is grouped with general and administration expenses, for the years ended December 31, 2000, 1999, and 1998 was approximately $30,000, $30,000 and $637,000, respectively.

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

    In each of the years ended December 31, 2000, 1999 and 1998, several non-cash transactions occurred, which are excluded from the consolidated statements of cash flows.

    2000 transactions include:

    (i) common shares were issued in lieu of payment of $30,000 in the settlement of a lawsuit.

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

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




11. SEGMENTED INFORMATION

    The Company has one reportable segment, which includes the manufacture of pallets from its proprietary composite material.

    a) Geographic segmented information is as follows:

                                                         United
       2000                                Canada        States         Total
       ----                              ----------    ----------    ----------
       Revenue                              429,177       351,190       780,367
       Loss for the year                 (1,689,863)   (1,382,793)   (3,072,656)
       Capital assets                     3,863,565            --     3,863,565

       1999
       ----
       Revenue                              664,925       166,614       831,539
       Loss for the year                 (3,793,686)   (5,876,265)   (9,669,951)
       Capital assets                     4,547,918            --     4,547,918



    b) Sales to major customers are as follows:
                                                          2000          1999
                                                       ----------    ----------

       Sales                                           $  357,814    $  426,978
                                                       ----------    ----------
       % of total sales                                       46%           51%
                                                       ----------    ----------
       Amounts included in accounts receivable         $   38,715    $   30,885
                                                       ----------    ----------



    c) Purchases from major suppliers are as follows:
                                                          2000          1999
                                                       ----------    ----------

       Purchases                                       $   96,728    $  117,681
                                                       ----------    ----------
       % of total purchases                                   31%           31%
                                                       ----------    ----------
       Amounts included in accounts payable            $   54,792    $   13,304
                                                       ----------    ----------

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




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

       Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 2000. No action occurred during 2000 or subsequent to year end on this claim or counterclaim.

    b) In September 1998, a former shareholder of the Company filed a statement of claim against the Company for $1.5 million. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00. The final outcome of this matter is uncertain but the management of the Company believes that any effect would not be material to the Company's consolidated financial position. Accordingly no provision has been recorded in the accounts of the Company as at December 31, 2000.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




12. CONTINGENCIES (cont'd)

    c) An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued $40,000 for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

    d) In November 1998, a supplier filed a statement of claim against the Company for approximately $140,000 for goods delivered. The Company is of the opinion that approximately $116,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

    e) In December 1998, the Company was named in an action brought by a supplier in the amount of approximately $550,000 for non-payment of production equipment. The Company is of the opinion that this claim related to Duraskid (New England) LLC for which the Company was not a guarantor. The Company has accrued $100,000 in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

    f) In February 1999, a supplier filed a statement of claim against the Company for approximately $50,000 for services rendered. The Company has accrued $20,000 with respect to this lawsuit. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

    g) In May 1999, the Company was named as a co-defendant in an action by an investor against a related party. The investor is claiming damages of $520,000 for breach of a loan agreement and $40,000 in commissions. The Company is of the opinion that the claim is without merit and, consequently, the company has not recorded any costs in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




12. CONTINGENCIES (cont'd)

    h) In August 1999, the Company received a judgment against it for approximately US$1,500,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of the Andover premises. The Company acted as a guarantor on the lease, whereas the minority interest partner has guaranteed the Company for these lease payments. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. However, the minority interest partner has provided a guarantee to the Company for its 49% share of the guarantee for the facilities operating lease. The final outcome of this matter is uncertain and additional material provisions could be required in future periods.

    i) In December 1999, the Company received a judgment against it for approximately US$3,586,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of production equipment. The Company and the minority interest partners in Duraskid (New England) LLC both acted as guarantors on the lease. The equipment was repossessed by the lessor and is being sold with any proceeds less related costs being offset against the judgment owed. The Company has accrued the eventual costs, in its opinion, to dispose of this judgment. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

13. SHORT-TERM LOAN PAYABLE

    The short-term loan bears interest at 7% and is due on demand.

14. FINANCING FROM MINORITY INTEREST PARTNER

    Minority interest advances consist of:

    (i) Subordinated debenture: Under the terms of the Duraskid (New England) LLC agreement, the minority interest partner was required to provide subordinated debenture debt to Duraskid (New England) LLC. The balance bears interest at a rate of 9% per annum and is payable quarterly in arrears. Payments of U.S.$25,000 are due quarterly, commencing December 1, 2000. Any unpaid balance is due October 15, 2007. Neither Dura Products International Inc. nor Dura Skid Inc. has guaranteed this debt. This debt has continued to be treated as a long-term liability.

    (ii) Advances by the minority interest partner are non-interest bearing and are not subject to specified terms of repayment.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




15. RELATED PARTY TRANSACATIONS

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

16. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

    The Company's accounting principles do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

    a) Business Acquisition

       The acquisition of Dura Skid in January 1996 was settled by way of common shares and share purchase warrants. Under US GAAP, the share purchase warrants must be valued and included in the purchase price. The value ascribed to the warrants, as determined under the Black-Scholes model, was $85,000, which would be added to Technology and other intangible assets. For the year ended December 31, 1997, $1,417 was amortized and for the year ended December 31, 1998 the remaining balance of $83,583 was written off as the corresponding asset on the consolidated balance sheet was written down.

       The impact of this is as follows:
                                                 Year ended December 31,
                                         --------------------------------------
                                            2000          1999          1998
                                         ----------    ----------    ----------
       Loss as reported under Canadian
         GAAP                            $3,072,656    $9,669,951    $8,673,172
       Additional amortization expense
         and write-downs                         --            --        83,583
                                         ----------    ----------    ----------
       Loss and comprehensive income
         under US GAAP                    3,072,656     9,669,951     8,756,755
                                         ==========    ==========    ==========
       Loss per share                         (0.09)        (0.36)        (0.38)
                                         ==========    ==========    ==========


    b) Subscription Receivable

       US GAAP requires that subscription receivable be presented as deductions from shareholders' equity and not as assets. Accordingly, in order to comply with US. GAAP, shareholders' deficiency would have been increased by $300,000 as at December 31, 2000.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000




16. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (cont'd)

    c) Stock Options

       The Company has elected to follow APB Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock option plans. Under APB 25 no compensation expense has been recognized. Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation, requires the fair value of options issued be measured as compensation expense, has been issued. For a description of the option plans, reference should be made to note 6. The assumptions used in the Black-Scholes model are as follows: the risk-free interest rate used was 4 %, expected dividends was 0%; expected life of 5 years; and expected volatility ranged from 21% to 25%. The weighted-average grant date fair value of options granted during 2000 was $nil, 1999 was $1.48; and 1998 was $1.16. There were no stock options issued to employees during 2000. The pro-forma impact of this is as follows:

                                                 Year ended December 31,
                                         --------------------------------------
                                            2000          1999          1998
                                         ----------    ----------    ----------
       Pro-forma disclosures under FAS 123
       Loss for the year                 $3,072,656   $10,524,171    $8,965,696
       Loss per share                         (0.09)        (0.39)        (0.39)


    d) Recently Issued Pronouncements

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("ASB 101"), "Revenue Recognition in financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues. The adoption of this standard would not have a material impact on the Company's financial position, results of operations or cash flows.

       In June 2000, the Financial Standards Board ("FASB") issued statement NO.
       138. "Accounting for Certain Derivative Instruments and Certain Hedging Activities, An Amendment of FASB Statement No. 133". SFAS No. 133, as amended, is effective for fiscal periods beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard would not have a material impact on the company's financial position, results of operations or cash flows.

       In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 331, 2001. SFAS No. 140 also includes provisions that require additional disclosures in the financial statements for fiscal years ending after December 15, 2000. The adoption of this standard would not have a material impact on the company's financial position, results of operations or cash flows.

                               INDEX TO EXHIBITS


11.0       Computation of Earnings Per Share

----------------------