Form 20-F
period 2001-12-31
DURA PRODUCTS INTERNATIONAL INC
filed 2002-08-06
CIK 1043407

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F


 [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

 [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2001 Commission file number ___________


                        DURA PRODUCTS INTERNATIONAL INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             ------------------------------------------------------
                 (Translation of Registrant's name into English)


                           Province of Ontario, Canada
             ------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


              60 Carrier Drive, Etobicoke, Ontario, Canada. M9W 5R1
             ------------------------------------------------------
                    (Address of principal executive offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
--------------------------------------------------------------------------------


 Securities registered or to be registered pursuant to Section 12(g) of the Act

                           Common Shares. no par value

  -----------------------------------------------------------------------------
                                (Title of Class)


================================================================================

    Securities for which there is a reporting obligation pursuant to Section
                                15(d) of the Act

 -----------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            47,097,619 Common Shares

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

                                                  Yes [_]     No [_]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

CURRENCY TRANSLATION

The Company publishes its financial statements in Canadian dollars. Unless otherwise specified, all references to "Cdn dollars", "dollars", "$", or Cdn $" are to Canadian dollars and references to "US$" are to United States dollars. As of August 1, 2002, the US dollar equivalent for Canadian dollars as based on the Noon Buying Rate (as defined below) was US 0.6302 per Cdn$1.00. No representation is made that the Canadian dollar or US$ amounts shown in this registration statement could have been or could be converted into US$, as the case may be, at any particular rate or at all.

Fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar may affect the Company's earnings, the book value of its assets and shareholders' equity as expressed in Canadian dollars and U.S. dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, based on the Bank of Canada nominal noon exchange rate (the "Noon Buying Rate"), the average of such rates for each period (calculated, in the case of each annual or quarterly period, by using the average of the exchange rates on the last day of each month during the period and, in the case of monthly periods, by using the average of the exchange rates on each day in the period), and the exchange rate at the end of such period:

                                  AVERAGE     HIGH       LOW     PERIOD END
                                  -------    ------    ------    ----------
Jan. 1 to Dec. 31, 1997             0.73     0.7489    0.6948      0.6997
Jan. 1 to Dec. 31, 1998             0.68     0.7105    0.6343      0.6534
Jan. 1 to Dec. 31, 1999             0.67     0.6929    0.6537      0.6929
Jan. 1 to Dec. 31, 2000             0.67     0.6973    0.6413      0.6666
Jan. 1 to Dec. 31, 2001             0.65     0.6695    0.6242      0.6279
Jan. 1 to Mar. 31, 2002             0.65     0.6695    0.6340      0.6340
April 2002                          0.63     0.6512    0.6334      0.6512
May 2002                            0.65     0.6532    0.6435      0.6470
June 2002                           0.65     0.6603    0.6512      0.6589
July 2002                           0.65     0.6623    0.6473      0.6535

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

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

Dura Products International Inc. ("DPI" or the "Company") is a public company, with 47,097,619 issued and outstanding common shares, as of December 31, 2001, trading on the TSX - Venture Exchange (formerly, the Canadian Venture Exchange) under the symbol "DURP" and over-the-counter on the NASDAQ Bulletin Board under the symbol "DRPDF". DPI was incorporated on August 19, 1983 under the laws of the Province of Ontario, Canada as Transway Exploration Inc. On July 7, 1993 the name was changed to Transway Capital Inc. and on February 6, 1997 the Company changed its name to Dura Products International Inc. DPI has one active wholly-owned subsidiary, Dura Skid Inc. ("Duraskid"). Duraskid was incorporated on July 13, 1995 under the laws of the Province of Ontario, Canada as CanTech Investments Inc. On January 15, 1996 the name was changed to CanTech Composites Inc. ("CanTech"), the date on which the Company concluded its acquisition of CanTech for $400,000. The purchase price was settled by the issuance of 1,000,000 common shares of the Company and the issuance of warrants exercisable for 500,000 common shares at $0.40 per share (See "Business Overview" and "Outlook" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations"). On February 7, 1997, Cantech changed its name to its current name. DPI is currently engaged in the manufacture of a composite material which is further manufactured into specialty pallets, decking, anti-static flooring and other products.

In the discussion that follows, DPI or the Company refers to the operations of Dura Products International Inc. and its subsidiaries, Dura Skid Inc. and Duraskid and Products, Inc. as well as Duraskid (New England) L.L.C. Duraskid refers to the operations of Dura Skid Inc. The operations of Duraskid (New England) L.L.C. were terminated on March 31, 1999. The assets, liabilities and operating results of Duraskid (New England) L.L.C. have been consolidated in the financial statements as of December 31, 2001.

THE COMPANY

The Company has developed a proprietary process that produces a composite material made from a combination of post industrial cellulose fibre and post consumer plastics. The use of fibre gives the composite material its strength and the use of high-density plastic provides durability to the material. The development of the composite material focused on the suitability of recycled plastics, use of different cellulose fibres, use of different bonding agents, morphology of mixing and extrusion, and enhancing stiffness and toughness of the materials. The result is a material whose mechanical properties are comparable to that of hardwood.

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

Currently, the Company relies upon trade secrets to protect its proprietary technology. However, the Company has initiated procedures for patenting the process.

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

PRODUCTS

A. The Duraskid
   -------------

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

BENEFITS OF THE DURASKID

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

---------------------------- -------------- -------------- --------------
                             DURASKID       WOOD           PLASTIC
---------------------------- -------------- -------------- --------------
Cost per Use                 Lowest         High           Lower
---------------------------- -------------- -------------- --------------
Dimensional Stability        High           Limited        High
---------------------------- -------------- -------------- --------------
Durability                   High           Limited        High
---------------------------- -------------- -------------- --------------
Strength                     High           High           Low
---------------------------- -------------- -------------- --------------
Rackable                     High           High           None
---------------------------- -------------- -------------- --------------
Disposable                   DPI buys       Customer pays  Customer Pays
---------------------------- -------------- -------------- --------------
Water Absorption             None           High           None
---------------------------- -------------- -------------- --------------
Contamination                None           High           None
---------------------------- -------------- -------------- --------------
Recyclability                Total          Low            Low
---------------------------- -------------- -------------- --------------
Safety (nails/splinters)     High           Low            High
---------------------------- -------------- -------------- --------------
Repair Required              Low            High           Unavailable
---------------------------- -------------- -------------- --------------
Customization                High           High           None
---------------------------- -------------- -------------- --------------


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

MANUFACTURING AND DISTRIBUTION

Duraskid's only operating facility is located in Etobicoke, Ontario, Canada. This facility consists of 8 operating lines of equipment and, based on the Company's current capacity, is capable of producing up to 240,000 Duraskid pallets per year.

Each operating line of equipment consists of a material feeding system, state-of-the-art extrusion machine, profile die, water-cooling table, and traveling cut-off saw.

As of December 31, 2001, the Company had 28 full-time employees, 22 of whom were in manufacturing, one in research and development, two in sales and marketing, and three in finance and administration.

B. Composite Lumber
   ----------------

THE PRODUCT

In 2000, the Company introduced its composite wood product to the marketplace. The composite lumber is used primarily in the construction of decks, docks and walkways. The material enjoys the same benefit characteristics as its pallet product. The lumber may be custom cut as to length.

The market for composite lumber is expected to grow at a rate in exces of 10% for the foreseeable future. The demand for composite lumber exceeds 600 million pounds per year of which approximately 57% was used as decking. There are over 50 companies involved in the manufacture of wood and plastic composites. The largest competitors are TREX, US Plastics and Anderson Co.

DISTRIBUTION

The Company distributes its products directly and through two major distributors. In the United States, the composite lumber product is distributed through Freemont Forest Group of Whittier, California. Freemont is a wholly-owned subsidiary of Marubeni Corporation. In Canada, the product is distributed through Canwell Distribution Limited of Vancouver, British Columbia.

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

ITEM 2. DESCRIPTION OF PROPERTY

The Company's corporate offices and only manufacturing facility is located at 60 Carrier Drive, Etobicoke, Ontario, Canada M9W 5R1, a 65,000 square foot facility. Approximately 5,000 square feet is being used for executive and administrative offices and the balance for manufacturing. The facility is leased for a five-year term expiring in October 2005 and the Company has the option to renew for an additional five year period.

ITEM 3. LEGAL PROCEEDINGS

From time to time the Company encounters lawsuits arising from business activities, which are discussed below.

1. During 1996, the Company acquired through its acquisition of Dura Skid a licensing agreement with SRP Industries Ltd. ("SRP") the right to utilize certain SRP technologies. The licensing agreement required the payment of certain minimum royalties and potential additional royalties based upon future sales. During early 1997, the Company determined that SRP's technology was not commercially viable as it relates to the production process used by the Company, requiring the Company to develop and commercialize its own technology at significant cost and time to the Company. In addition, SRP was unable to provide any of the required technical support services under the terms of the agreement and management thereby concluded that SRP was in breach of this agreement.

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

Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 2001.

2. In September 1998, a former shareholder of the Company filed a statement of claim against the Company for $1.5 million. The claim was also filed against a Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and a Director of the Company and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00. The final outcome of this matter is uncertain but the management of the Company believes that any effect would not be material to the Company's consolidated financial position. Accordingly no provision has been recorded in the accounts of the Company as at December 31, 2001.

3. An action has been launched against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued an amount, which is not material to the consolidated financial position of the Company for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

4. In November 1998, a supplier filed a statement of claim against the Company for approximately $140,000 for goods delivered. The Company is of the opinion that approximately $116,000 of this claim relates to goods provided to Duraskid (New England) LLC for which the Company was not a guarantor. The remainder of the claim has been accrued by the Company. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

5. In December 1998, the Company was named in an action brought by a supplier in the amount of approximately $550,000 for non-payment of production equipment. The Company is of the opinion that this claim related to Duraskid (New England) LLC for which the Company was not a guarantor. The Company has accrued $100,000 in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

6. In February 1999, a supplier filed a statement of claim against the Company for approximately $50,000 for services rendered. The Company has accrued $20,000 with respect to this lawsuit. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

7. In May 1999, the Company was named as a co-defendant in an action by an investor against a related party. The investor is claiming damages of $520,000 for breach of a loan agreement and $40,000 in commissions. The Company is of the opinion that the claim is without merit and, consequently, the company has not recorded any costs in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

8. In August 1999, the Company received a judgment against it for approximately US$1,151,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of the Andover premises. The Company acted as a guarantor on the lease, whereas the minority interest partner has guaranteed the Company for these lease payments. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. However, the minority interest partner has provided a guarantee to the Company for their 49% share of the guarantee for the facilities operating lease. The final outcome of this matter is uncertain and additional material provisions could be required in future periods.

9. In December 1999, the Company received a judgment against it for approximately US$3,600,000. The plaintiff claimed damages resulting from the non-fulfilment of Duraskid (New England) LLC's lease of production equipment. The Company acted as guarantor on the lease. The equipment was repossessed by the lessor and is being sold with any proceeds less related costs being offset against the judgment owed. The Company has accrued the eventual costs, in its opinion, to dispose of this judgment. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

10. In November 2000, the Company received a judgment against it for approximately $100,000 for services rendered. The Company has accrued this amount with respect to this judgment.

11. In December 2000, the Company received a judgment against it for approximately US$500,000. The plaintiff claimed damages resulting from the termination of a consulting contract. The Company is of the opinion that it will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. The final outcome of this matter is uncertain and additional material provisions may be required in future periods.

In addition to the lawsuits described above, the Company is the defendant in actions launched by a number of creditors totaling approximately $1.8 million, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors were to be successful in obtaining a judgment against the Company, it would have a material adverse effect on the Company's ability to continue as a going concern.

ITEM 4. CONTROL OF REGISTRANT

(a) Direct or Indirect Control by Another

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government.

(b) Ownership of Voting Securities

As of December 31, 2001, 47,097,619 common shares of the Company were issued and outstanding. At such date, the persons or groups known to the Company to own more than 10% of the Company's issued and outstanding shares and the number of common shares owned by officers and directors of the Registrant as a group are as follows:

TITLE OF CLASS    IDENTITY OF PERSON OR GROUP   AMOUNT OWNED   PERCENT OF CLASS
--------------    ---------------------------   ------------   ----------------
Common Shares     Officers and directors as a   2,435,389 (1)      5.2% (2)
                  group

Notes:

      (1) Common shares owned by officers and directors include options to purchase 2,300,000 common shares held by directors and officers of the Company.

      (2) The percentage of class is calculated based on the 47,097,619 issued and outstanding common shares of the Company, on a non-diluted basis, as of December 31, 2001.

(c) Change of Control Arrangements

There are no arrangements known to the Company, the operation of which may, at a date subsequent to the date of this Registration Statement, result in a change in control of the Company.

ITEM 5. NATURE OF TRADING MARKET

The common shares of the Company trade on the TSX - Venture Exchange (formerly, the Canadian Dealing Network Inc. and the Canadian Venture Exchange) under the symbol "DURP" and on the NASDAQ Bulletin Board under the symbol "DRPDF". The CUSIP number for the Company's common shares is 265904102. The Company has no other class of securities which are publicly traded.

The U.S. Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company's securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers to sell their common shares of the Company in the secondary market.

The trading history of the Company's common shares on the Exchange is as follows:

  --------------------      --------------------      --------------------
     Quarter ended           High sales prices          Low sales prices
  --------------------      --------------------      --------------------
       03/31/97                    $4.40                     $0.75
  --------------------      --------------------      --------------------
       06/30/97                    $2.45                     $1.75
  --------------------      --------------------      --------------------
       09/30/97                    $3.15                     $1.80
  --------------------      --------------------      --------------------
       12/31/97                    $4.20                     $2.25
  --------------------      --------------------      --------------------
       03/31/98                    $5.50                     $3.50
  --------------------      --------------------      --------------------
       06/30/98                    $5.50                     $3.25
  --------------------      --------------------      --------------------
       09/30/98                    $3.45                     $2.10
  --------------------      --------------------      --------------------
       12/31/98                    $2.95                     $1.40
  --------------------      --------------------      --------------------
       03/31/99                    $1.50                     $0.43
  --------------------      --------------------      --------------------
       06/30/99                    $0.63                     $0.30
  --------------------      --------------------      --------------------
       09/30/99                    $0.36                     $0.23
  --------------------      --------------------      --------------------
       12/31/99                    $0.24                     $0.13
  --------------------      --------------------      --------------------
       03/31/00                    $0.23                     $0.12
  --------------------      --------------------      --------------------

       06/30/00                    $0.28                     $0.20
  --------------------      --------------------      --------------------
       09/30/00                    $0.17                     $0.14
  --------------------      --------------------      --------------------
       12/31/00                    $0.14                     $0.08
  --------------------      --------------------      --------------------
       03/31/01                    $0.27                     $0.11
  --------------------      --------------------      --------------------
       06/30/01                    $0.25                     $0.10
  --------------------      --------------------      --------------------
       09/30/01                    $0.17                     $0.095
  --------------------      --------------------      --------------------
       12/31/01                    $0.185                    $0.05
  --------------------      --------------------      --------------------

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

Certain transactions relating to common shares of a company would be exempt from the Investment Act, including:

           (a) acquisition of common shares of a company by a person in the ordinary course of that person's business as a trader or dealer in securities;

           (b) acquisition of control of a company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

           (c) acquisition of control of a company by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in fact of a company.

ITEM 7. TAXATION

The following is a summary of certain material Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing, holding and disposing of common shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's common shares, as well as any consequences arising under U.S. federal, state or local tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders: (i) deal at arm's length with the Company; (ii) are not residents of Canada; (iii) hold the common shares as capital property; and (iv) do not use or hold common shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

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

ITEM 8. SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars. For a history of the exchange rates for Canadian dollars in terms of U.S. Dollars see Item 1, "Description of Business", above. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 16 to the Consolidated Financial Statements appearing elsewhere in this Registration Statement. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.

------------------------ ------------------- ------------------- ------------------- ------------------- -------------------
                         YEAR ENDED DEC. 31, YEAR ENDED DEC. 31, YEAR ENDED DEC. 31, YEAR ENDED DEC. 31, YEAR ENDED DEC. 31,
                                 2001                2000                1999                1998                1997
                         $                   $                   $                   $                   $
------------------------ ------------------- ------------------- ------------------- ------------------- -------------------
Revenue                  1,186,673           780,367             831,539             311,527             60,362
------------------------ ------------------- ------------------- ------------------- ------------------- -------------------
Net (loss)/ income       (3,251,959)         (3,072,656)         (9,669,951)         (8,673,172)         (2,995,559)
------------------------ ------------------- ------------------- ------------------- ------------------- -------------------
Net (loss)/  income per  (0.07)              (0.09)              (0.36)              (0.38)              (0.17)
share
------------------------ ------------------- ------------------- ------------------- ------------------- -------------------
Total assets             3,643,509           4,462,622           4,861,499           13,909,417          9,553,852
------------------------ ------------------- ------------------- ------------------- ------------------- -------------------
Capital stock            23,887,508          22,192,508          20,312,508          17,006,171          14,247,987
------------------------ ------------------- ------------------- ------------------- ------------------- -------------------

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

GENERAL

The following discussion and analysis of the financial condition of the Company and the results of its operations for the years ended December 31, 2001 and 2000 should be read in conjunction with the Company's consolidated financial statements. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For an explanation of the differences between Canadian and US GAAP, reference should be made to note 16 of the consolidated financial statements. The financial statements are prepared in Canadian dollars.

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

The Company's operating results were adversely affected by production equipment failures and poor capacity utilization, which resulted in excessively high production costs, which in turn have resulted in poor operating results. The Company began a re-examination of its business model to address these problems. Failure to resolve these problems may result in the cessation of operations. In addition, the Company was adversely affected by a substantial write-down of assets related to the closure of its Andover facility and the retrenchment of operations in Toronto.

In addition to the lawsuits discussed (See Item 3 - "Legal Proceedings") in more detail below under Risks and Uncertainties, the Company is the defendant in actions launched by a number of creditors totaling approximately $1.8 million. These are currently reflected as liabilities in the consolidated balance sheet.

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

2001 OPERATING RESULTS

2001 was a difficult year for the Company. Sales recovered slowly once production resumed in March. The inability to produce for ten months negatively affected the Company's customer relationships. Staff was added to increase selling and marketing efforts. These efforts began to show results towards the end of the year, and especially in the first quarter of 2002.

Cash flow was a continuing problem throughout the year. The Company's ability to obtain the goods and services required to maintain a steady rate of production as well as invest in sales and marketing efforts was severely hindered by a shortage of cash.

As a result, working capital continued to decline, due to the increase in accounts payable and increases in loans from a shareholder. This was partially offset by a sale of surplus production equipment, which resulted in reduction in capital lease obligations.

On January 15, 2002, Michael Zuk was replaced as President by Franco P. Guido, who has experience in turnaround management.

Revenue for 2001 increased 52% from $780,367 in 2000 to $1,186,673 in 2001 as a result of the resumption of production after a fire caused the suspension of production operations from June, 2000 to March, 2001.

The year 2001 net loss from operations increased 5.8% from $3,072,656 in 2000 to 3,251,959 in 2001. The increased operating loss is attributable to both higher plant costs and increased selling marketing and administrative expenses, which together increased 19.8% from 3,058,270 in 2000 to $3,664,700 in 2001.

Amortization of capital assets was approximately $657,000 versus $612,000 in 2000.

Interest expense amounted to $117,264 in 2001 versus $182,896 in 2000. The decline was due to matters relating to the sale of redundant production equipment.

The loss per share decreased 22% from $0.09 per share in 2000 to $0.07 per share in 2001. The decrease in the loss per share amount was due to the increase in the weighted average number of common shares outstanding during the year from approximately 35.8 million in 2000 to approximately 42.7 million in 2001.

2000 OPERATING RESULTS

2000 was a turnaround year for the Company; however, the turnaround was interrupted by a fire in the compounding room, which caused a stoppage in the production of compound, which in turn caused a stoppage in the production of extruded profiles. Compound production was halted in early June and did not resume until the middle of March, 2001. Extrusion operations resumed shortly thereafter. The production interruption adversely affected sales for the next ten months and caused the Company to miss the important summer sales of decking products as well as the winter inventory stocking programs of its distributors for the 2001 spring selling season.

Revenue for 2000 declined 6% to $780,367 from $831,539 in 1999 as a result of the production interruption described above. Management estimates that revenue would have increased in the period to approximately $1.7 million had the fire not interrupted production. The successful introduction of our decking products and the focus on higher margin specialty pallets fuels our optimism for the future.

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

CAPITAL INVESTMENTS

In 2001, the Company repaired and improved production equipment damaged in the fire in 2000. There was a net investment in equipment in excess of the insurance proceeds. In addition, some redundant production equipment was sold and the net proceeds were used to reduce the capital lease obligations relating to this equipment.

LIQUIDITY AND CAPITAL RESOURCES

In 2001, the working capital deficiency declined to $31.7 million from $28.5 million in 2000. The deterioration in working capital was attributable to operating losses and increased accounts payable.

The Company is highly dependent for its continued survival on its ability to raise additional cash from the sale of shares and the continued support of creditors.

RISKS AND UNCERTAINTIES

A) GENERAL

The profitability of the Company is subject to a number of risk factors including: achievement of breakeven sales and production levels. successful commencement of commercial market acceptance of the Company's products; competition; effectively meeting the challenges set out below in the Outlook section, the ability to raise additional capital; the ability to attract additional key individuals; and continued improvement upon and protection of the Company's intellectual property.

B) LEGAL MATTERS

From time to time the Company encounters lawsuits arising from business activities. Material lawsuits are enumerated and described above in Item 3. In addition to those enumerated lawsuits described above, the Company is the defendant in actions launched by a number of creditors totaling approximately $1.8 million, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if these creditors were to be successful in obtaining and enforcing judgments against the Company, this would have a material adverse effect on the Company's ability to continue as a going concern.

OUTLOOK

The challenges for 2002 include the following:

-   Settling for less than face value the Company's debts owed to creditors;

-   Raising a minimum of $2.5 million to improve balance sheet liquidity;

- Purchasing up to $2.0 million in new capital equipment in order to add additional production lines;

- Purchasing for $3.0 million the Company's currently leased Etobicoke, Ontario (Toronto) operating facility;

- Expanding sales by leveraging previous decking sales and marketing efforts that commenced in 2001;

-   Building up to $1.0 million in decking inventory;

-   Spending up to $500,000 on research and development;

-   Spending up to $500,000 on advertising including trade shows; and

- Adopting new corporate governance and disclosure policies designed to support the Company's ongoing efforts to strengthen the Board of Directors by adding individuals with significant experience related to the business activities of the Company.

The Company is actively seeking additional equity capital in order to strengthen working capital, reduce liabilities and purchase additional production equipment.

2002 will be a year of continued focus on the core business. Management is dedicated to resolving the issues identified above; however, the failure to resolve these issues will cause the Company to fail and the Company to be liquidated. The Company faces many challenges to its survival, however, management of the Company is guardedly optimistic that these challenges will be successfully overcome.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

As of the date hereof, the executive officers and directors of the Company are as follows:

NAME               POSITION                            TERM
----               --------                            ----
Michael Zuk        Director                            Since September 1998
Franco P. Guido    Director, President and Chief       Since January 2002
                   Executive Officer
Paul Frustaglio    Director                            Since November 1999
John Perrotta      Executive Vice President - Chief    Since March 2002
                   Operating Officer


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

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

Compensation Summary

The table below sets forth information, concerning the compensation of the Company's chief executive officer and for all officers as a group for the Company's financial years ended December 31, 2001, 2000 and 1999:

                                                  ----------------------------------------- ------------------------- --------------
                                                                                            LONG-TERM
                                                  ANNUAL COMPENSATION                       COMPENSATION AWARDS (1)
--------------------------------------- --------- ----------------------------------------- ------------------------- --------------
                                                                              OTHER ANNUAL      SECURITIES UNDER        ALL OTHER
NAME AND                                  YEAR        SALARY         BONUS    COMPENSATION          OPTIONS            COMPENSATION
PRINCIPAL POSITION                                      ($)           ($)          ($)                (#)                  ($)
--------------------------------------- --------- ---------------- --------- -------------- ------------------------- --------------
Michael Zuk, President (2)                2001          Nil           Nil          Nil             1,300,000               Nil
                                        --------- ---------------- --------- -------------- ------------------------- --------------
                                          2000        90,000          Nil          Nil              450,000                Nil
                                        --------- ---------------- --------- -------------- ------------------------- --------------
                                          1999        75,000          Nil          Nil                Nil                  Nil
--------------------------------------- --------- ---------------- --------- -------------- ------------------------- --------------
Officers as a group                       2001      283,600 (3)       Nil          Nil             1,750,000               Nil
                                        --------- ---------------- --------- -------------- ------------------------- --------------
                                          2000      216,600 (3)       Nil          Nil              500,000                Nil
                                        --------- ---------------- --------- -------------- ------------------------- --------------
                                          1999        195,000         Nil          Nil              150,000                Nil
--------------------------------------- --------- ---------------- --------- -------------- ------------------------- --------------

Notes:

(1) The Company does not have any stock appreciation rights, long-term incentive payment or other long-term compensation plans.

(2) Mr. Zuk resigned as President of the Company and was succeeded by Franco P. Guido on January 15, 2002.

(3) This figure represents all administrative salaries for the period.

For each of the financial years ended December 31, 2001, 2000 and 1999, there were no standard arrangements by which directors of the Company were compensated for their services to the Company as directors. Directors participate in the Company's stock option plan.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

(a) Stock Option Plan

The Corporation maintains a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its affiliates. Eligibility for participation in the Stock Option Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates and other designated persons and their personal holding companies and registered retirement savings plan ("RRSP's"). The number of Common Shares subject to options granted under the Stock Option Plan (and under all other management options and employee stock purchase plans) is limited, in the aggregate, to 13,020,615. Of that number and as at December 31, 2001, options to acquire 1,510,000 Common Shares were outstanding and an additional 4,982,560 Common Shares were available for future option grants. The maximum number of Common Shares which may be reserved for issuance to any one person, including insiders of the Company under the Stock Option Plan, is not limited except to the extent that at no time may such number exceed 5% of the number of issued and outstanding Common Shares. The exercise price of any option granted under the Stock Option Plan may not be less than the fair market value (e.g., the prevailing market price) of the Common Shares at the time the option is granted.

Options issued under the Stock Option Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company or any subsidiary, or upon the retirement, permanent disability or death of an optionee. The options issued under the Stock Option Plan are non-transferable. The Company does not provide any financial assistance to participants under the Stock Option Plan to facilitate the purchase of Common Shares.

As of December 31, 2001, the following options were outstanding:

      NUMBER OF OPTIONS             EXPIRY DATE            PURCHASE PRICE
      -----------------             -----------            --------------
            15,000                  July 9, 2002                $2.00
           450,000                December 1, 2004              $0.25
           300,000                 April 26, 2004               $0.28
           745,000                 April 26, 2004               $0.30

As of December 31, 2001, directors and officers as a group held options to purchase up to 850,000 common shares of the Company.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

(a) Material Transactions

In 1999, a loan of $585,034 advanced by a director of the Company in 1998 was converted to common shares of the Company by way of a private placement.

(b) Indebtedness of Directors and Officers

No director or officer of the Company, at any time during the fiscal year ended December 31, 2001 was indebted to the Company. No director or officer of the Company, at any time during the fiscal year ended December 31, 2000 was indebted to the Company.

Key Employee Agreements

There are no written agreements with key employees.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Not Applicable

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Certain of the Company's production equipment was financed by equipment leases as follows:

                                                 2001          2000
                                               --------      --------
Equipment obligation, bearing interest
  at 11.4% per annum, monthly blended
  payments of $22,709 ($31,984 - 2000)
  due September 2002                           $478,696      $816,964

Less: Current portion                          (478,696)     (816,964)
                                               --------      --------
                                               $      -      $      -
                                               ========      ========

As at December 31, 2001, the Company was not in compliance with the financial covenants of this facility which continued subsequent to year end. As a result, the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. During 2001, certain leased production equipment was disposed of and the proceeds therefrom utilized to partially satisfy this obligation.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not applicable.


PART IV

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, the accompanying notes thereto and the independent auditors' reports are included as part of this Form 20-F and immediately follow the signature page of this Form 20-F.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

The following financial statements are filed herewith:

     1.   Consolidated Balance Sheets as of December 31, 2001 and December 31,
          2000.

     2. Consolidated Statements of Operations and Deficit for the years ended December 31, 2001, 2000 and 1999.

     3. Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

     4.   Notes to Consolidated Financial Statements.

(B)  FINANCIAL STATEMENT SCHEDULES

     Not Applicable

(C)  EXHIBITS

There are no exhibits, other than the financial statements, filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



DURA PRODUCTS INTERNATIONAL INC.                August 2, 2002
----------------------------------              ------------------------------
(Registrant)                                    (Date)



/s/ Franco P. Guido                             /s/ John Perrotta
----------------------------------              ------------------------------
(Signature)                                     (Signature)
President and Chief Executive Officer,          Executive Vice President -
Director                                        Chief Operating Officer

                        DURA PRODUCTS INTERNATIONAL INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2001

                        DURA PRODUCTS INTERNATIONAL INC.

                                     INDEX

                               DECEMBER 31, 2001

                                                                      Page

AUDITORS' REPORT                                                        1

COMMENTS BY AUDITORS FOR U.S READERS
  ON CANADA - U.S REPORTING DIFFERENCES                                 2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheet                                            3

  Consolidated Statement of Operations and Deficit                      4

  Consolidated Statement of Cash Flows                                  5

  Notes to the Consolidated Financial Statements                      6-23

                                AUDITORS' REPORT

To the Shareholders of
Dura Products International Inc.

We have audited the consolidated balance sheet of Dura Products International Inc. as at December 31, 2001, and the consolidated statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of operations and changes in cash flows of the Company for the year then ended, in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The financial statements for the years ended December 31, 1999 and December 31, 2000 were audited by another firm of Chartered Accountants, who expressed opinions without reservation on those financial statements in their reports dated March 25, 2000 and June 25, 2001 respectively.


                                                 "Sloan Paskowitz Adelman LLP"
                                                     Chartered Accountants
May 15, 2002

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA - U.S REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. The opinion on page 1 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

                                                 "Sloan Paskowitz Adelman LLP"
                                                     Chartered Accountants
May 15, 2002

                        DURA PRODUCTS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET

December 31                                             2001           2000
-------------------------------------------------------------------------------
ASSETS
Current
  Accounts receivable                               $     81,937   $     78,880
  Subscription receivable                                      -        300,000
  Prepaid expenses and sundry assets (note 3)             66,825         66,369
  Inventory (note 4)                                     299,453        153,809
                                                    ------------   ------------
                                                         448,215        599,058

Capital assets (note 5)                                3,195,294      3,863,565
                                                    ------------   ------------
                                                    $  3,643,509   $  4,462,623
                                                    ============   ============

LIABILITIES
Current
  Accounts payable and accrued liabilities          $  6,249,524   $  5,717,767
  Capital lease obligations (note 9(a))                  478,696        816,964
  Accrual for capital asset purchases                  2,636,533      2,636,533
  Short term loans payable (note 13)                     250,000        100,000
  Bank indebtedness                                       37,110         30,591
  Due to shareholder                                     387,837              -
  Advances from minority interest (note 14(ii))          317,895        317,895
                                                    ------------   ------------
                                                      10,357,595      9,619,750
Subordinated debenture minority interest
  (note 14(i))                                         1,149,975      1,149,975
                                                    ------------   ------------
                                                      11,507,570     10,769,725
                                                    ------------   ------------

SHAREHOLDERS' DEFICIENCY
Capital stock (note 6)                                23,887,508     22,192,508
Deficit                                              (31,751,569)   (28,499,610)
                                                    ------------   ------------
                                                      (7,864,061)    (6,307,102)
                                                    ------------   ------------
                                                    $  3,643,509   $  4,462,623
                                                    ============   ============
APPROVED ON BEHALF OF THE BOARD:

"Franco Guido"          Director
-----------------------

"Paul Frustaglio"       Director
-----------------------

The accompanying notes form an integral part of these financial statements.

                        DURA PRODUCTS INTERNATIONAL INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Year ended December 31                   2001           2000           1999
-------------------------------------------------------------------------------
REVENUE                              $  1,186,673   $    780,367   $    831,539

EXPENSES
  Cost of sales, marketing and
    administrative                      3,664,700      3,058,270      4,242,973
  Interest expense                        117,264        182,896        136,201
  Write-down of assets and
    provisions (note 7)                         -              -      5,425,660
  Amortization                            656,668        611,857        696,656
                                     ------------   ------------   ------------
                                        4,438,632      3,853,023     10,501,490
                                     ------------   ------------   ------------

NET LOSS FOR THE YEAR                  (3,251,959)    (3,072,656)    (9,669,951)

DEFICIT, beginning of the year        (28,499,610)   (25,426,954)   (15,757,003)
                                     ------------   ------------   ------------
DEFICIT, end of the year             $(31,751,569)  $(28,499,610)  $(25,426,954)
                                     ============   ============   ============
Loss per share for the year          $      (0.07)  $      (0.09)  $      (0.36)
                                     ============   ============   ============
Weighted average common shares
  outstanding                          42,696,227     35,753,783     27,093,742
                                     ============   ============   ============

The accompanying notes form an integral part of these financial statements.

                        DURA PRODUCTS INTERNATIONAL INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31                   2001           2000           1999
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the year              $ (3,251,959)  $ (3,072,656)  $ (9,669,951)
  Items not affecting cash:
    Amortization                          656,668        611,857        696,656
    Write-down of assets                        -              -      4,225,660
                                     ------------   ------------   ------------
                                       (2,595,291)    (2,460,799)    (4,747,635)

Net change in non-cash working
 capital items
  Accounts receivable                      (3,057)        29,389        (30,354)
  Subscription receivable                 300,000       (300,000)             -
  Inventory                              (145,644)       (18,453)        96,098
  Prepaid expenses and sundry assets         (456)         1,115        152,375
  Accounts payable and accrued
    liabilities                         1,826,757      1,001,518      1,911,471
                                     ------------   ------------   ------------
                                         (617,691)    (1,747,230)    (2,618,045)
                                     ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares                     -      1,850,000      2,721,303
  Short-term loans payable                150,000              -        (36,497)
  Bank indebtedness                         6,519         30,591        (81,689)
  Capital lease payments                 (338,268)      (208,330)      (242,408)
  Due to shareholder                      537,837              -              -
  Due to director                         250,000              -              -
                                     ------------   ------------   ------------
                                          606,088      1,672,261      2,360,709
                                     ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Disposals of capital assets, net         11,603         72,496        168,822

DECREASE IN CASH                                -         (2,473)       (88,514)

CASH AND EQUIVALENTS, beginning
  of the year                                   -          2,473         90,987
                                     ------------   ------------   ------------

CASH AND EQUIVALENTS, end of
  the year                           $          -   $          -   $      2,473
                                     ============   ============   ============

Interest paid                        $     26,303   $     90,491   $    135,013
                                     ============   ============   ============

Income taxes paid                    $          -   $          -   $          -
                                     ============   ============   ============

The accompanying notes form an integral part of these financial statements.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

1. BASIS OF PRESENTATION AND GOING CONCERN

General

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

During 1998, 1999 and 2000, the Company encountered significant operational difficulties in its Toronto facility principally related to the automated assembly of pallets. In addition, the operations in Toronto were further curtailed during 2000 due to a fire in the production area.

During 1998 and 1999, the Company's Andover, Massachusetts facility owned by Duraskid (New England) LLC experienced significant cost overruns and delayed startup and similar operational issues as the Toronto facility. The capacity constraints at the Toronto facility and the problems related to the Massachusetts facility adversely impacted sales, earnings and cash flows, which in turn reduced working capital and overall liquidity.

The Company has incurred significant consolidated losses of $3,251,959, $3,072,656, $9,669,951 and $8,673,172 for each of the years ended December 31,
2001, 2000, 1999 and 1998 respectively. The Company had a consolidated working capital deficiency of $9,909,380 as at December 31, 2001 ($9,020,692 - 2000). At
December 31, 2001, the Company was in breach of the minimum revenue requirement relating to loans provided for equipment, which has continued subsequent to year end (note 9).

During the 1999 fiscal year, the Company undertook a review of its capital assets to identify any surplus and/or obsolete equipment. As a result, a write-down of $4,225,660 was taken for the capital assets in 1999. A write-down of $1,654,957 was taken in 1998 for both the technology and capital assets.

Duraskid (New England) LLC

As a result of the production issues in its Massachusetts facility and Company's lack of adequate financial resources, the Company and its minority interest partners decided to abandon that facility during 1999. As a result, certain creditors of Duraskid (New England) LLC have repossessed certain capital assets with a carrying value of $5,391,490 (US$ 3,594,327) (note 12 (i)), and a creditor has obtained a judgment against the Company for damages resulting from the non-fulfillments of the lease (note 12(h)). The repossessed capital assets have been written off against their corresponding liabilities. The remaining capital assets have been written down to estimated net realizable value.

A condensed balance sheet as at December 31, 2001, in Canadian dollars, disclosing the assets and liabilities of Duraskid (New England) LLC, all of which are included in the consolidated balance sheet of the Company, is as follows:

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

1. BASIS OF PRESENTATION AND GOING CONCERN (continued)

   Capital assets                                                  $        NIL
                                                                   ------------
   Total assets                                                    $        NIL
                                                                   ============

   Other current liabilities                                       $  2,970,655
   Subordinated debenture to minority interest                        1,149,975
   Advances from minority interest                                      317,895
                                                                   ------------
   Total liabilities                                               $  4,438,525
                                                                   ============
   Loss recognized in excess of the Company's investment           $  3,725,660
                                                                   ============

Dura Products International Inc. provided a guarantee for the equipment capital lease and the facilities operating lease (note 9). The minority interest partner has also provided a guarantee for the capital lease and has provided a guarantee to Dura Products International Inc. for their 49% share of the guarantee for the facilities operating lease.

Management has recorded in these consolidated financial statements management's best estimate of the costs to Dura Products International Inc. of the decision to abandon the facility in Massachusetts. However, such costs will be dependent on the amounts creditors will recover through sale of capital assets, sublet of the operating facility, or recovery from the minority interest partner. Accordingly, additional provisions, which could be material, may be required in future periods.

Creditor Lawsuits

In addition to the lawsuits, which are described in Note 12, the Company is currently defending claims from a number of creditors totaling approximately $1,800,000, which are currently reflected as liabilities in the consolidated balance sheet. The Company will vigorously defend these actions but if the creditors are successful in obtaining a judgment against the Company, it will have a material adverse effect on the Company's ability to continue as a going concern.

DURA PRODUCTS INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. BASIS OF PRESENTATION AND GOING CONCERN (continued)

Future Plans

The Company installed new management in January 2002. The Company has developed a business plan to restructure its financial liabilities and improve operations with the goal of sustaining Company operations for the next twelve months and beyond. The plan includes: (i) settling debt obligations; (ii) directing sales and marketing efforts to specified target markets; (iii) implementing process improvements; (iv) raising additional capital funds for working capital; and (v) controlling overheads and eliminating unnecessary expenses. There is no assurance that the Company can achieve profitable operations in the future.

Conclusion

The Company's ability to operate, as a going concern is dependent upon obtaining additional capital, the continued financial support of its creditors, the achievement of profitable operations and the satisfactory resolution of the matters described above. The outcome of these matters cannot be predicted at this time.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (note 1), which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in note 16.

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

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Inventory

Inventory of raw materials is valued at the lower of average cost and replacement cost or net realizable value. Inventory of work in process and finished goods is valued at the lower of standard cost, which approximates cost on a first-in, first-out basis, and net realizable value.

e) Capital Assets

Capital assets are recorded at cost, with amortization being provided on straight-line basis as follows:

  Furniture and fixtures             5 years
  Leasehold improvements             Term of the lease plus one renewal period
  Production equipment               10 years
  Equipment under capital lease      10 years

Amortization in the year of acquisition is calculated at one-half of the annual rate.

f) Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes that the development project meets the generally accepted accounting principles for deferral and amortization. All development costs to date have been expensed as incurred.

g) Income Taxes

The liability method of tax allocation is used accounting for income taxes. Under this method, future tax assets and liabilities are based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and legislation that will be in effect when the differences are expected to reverse.

Investment tax credits relating to capital asset purchases and scientific research and experimental development ("SRED") expenditures are accounted for as a reduction of the cost of such assets and expenses, respectively, when the company has reasonable assurance as to realization. To date, no investment tax credits have been recorded in the accounts of the Company.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

k) Leases

The Company leases certain of its production assets. Assets rented under capital lease arrangements, where substantially all of the benefits of ownership are transferred to the Company, are accounted for as capital asset acquisitions and are amortized over their estimated useful lives, on a straight-line basis. Obligations under the terms of capital leases are disclosed as liabilities of the Company.

l) Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions and that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual amounts could differ from those estimates.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m) Financial Instruments

Due to the nature of the Company's current financial condition (note 1), it is not practicable to make a determination of fair values of the Company's financial instruments.

n) Comparative Figures

Certain prior years' comparative figures have been reclassified to conform to the current year's presentation.

The financial statements of prior years were reported on without reservation by another firm of Chartered Accountants.

3. PREPAID EXPENSES AND SUNDRY ASSETS

The following item is included in prepaid expenses and sundry assets:

                                                        2001           2000
                                                    ------------   ------------
GST Receivable                                      $     27,792   $     27,928
                                                    ============   ============

4. INVENTORY

Inventory consists of:

Finished goods                                      $    224,428   $     15,105
Raw materials                                             75,025        138,704
                                                    ------------   ------------
                                                    $    299,453   $    153,809
                                                    ============   ============

5. CAPITAL ASSETS

Capital assets consist of:
December 31, 2001
                                                     Accumulated
                                         Cost       Amortization        Net
                                     ------------   ------------   ------------
Furniture and fixtures               $     68,789   $     68,060   $        729
Leasehold improvements                    482,769        255,636        227,133
Production equipment                    3,647,569      1,447,282      2,200,287
Equipment under capital lease           1,292,905        525,760        767,145
                                     ------------   ------------   ------------
                                     $  5,492,032   $  2,296,738   $  3,195,294
                                     ============   ============   ============

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

5. CAPITAL ASSETS (continued)

Capital assets consist of:
December 31, 2000
                                                     Accumulated
                                         Cost       Amortization        Net
                                     ------------   ------------   ------------
Furniture and fixtures               $     68,789   $     53,876   $     14,913
Leasehold improvements                    482,769        159,083        323,686
Production equipment                    3,424,046      1,131,680      2,292,366
Equipment under capital lease           1,777,745        545,145      1,232,600
                                     ------------   ------------   ------------
                                     $  5,753,349   $  1,889,784   $  3,863,565
                                     ============   ============   ============

6. SHARE CAPITAL

Class A Special shares; unlimited authorized

The Class A Special shares are voting and may be issued in one or more series. The Directors of the Company may establish, before an issue, the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attached to each series, and without limiting the generally of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion prices and terms and conditions of redemption and any sinking fund or other provisions. As at December 31, 2001 and 2000, no Class A Special shares have been issued.

Class B Special shares; unlimited authorized

The Class B special shares are designated as redeemable, voting, non-participating shares. No dividends shall be declared, set aside or paid on the Class B Special shares. As at December 31, 2001 and 2000, no Class B Special shares have been issued.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

6. SHARE CAPITAL (continued)

Common shares; unlimited authorized

a) Common Shares Issued
                                                       Number         Amount
                                                    ------------   ------------
Balance, December 31, 1997                            21,983,764   $ 14,247,987
  Exercise of stock options                            1,275,835      1,847,834
  Exercise of warrants                                   357,000        910,350
                                                    ------------   ------------
Balance, December 31, 1998                            23,616,599     17,006,171
  Issued for cash                                      3,524,943      1,634,966
  Issued for repayment of debt                           975,057        585,034
  Exercise of stock options                            1,431,020        756,337
  Exercise of warrants                                 1,000,000        330,000
                                                    ------------   ------------
Balance, December 31, 1999                            30,547,619     20,312,508
  Issued for cash                                      4,000,000        800,000
  Exercise of stock options                              250,000         55,000
  Exercise of warrants                                 4,500,000      1,025,000
                                                    ------------   ------------
Balance, December 31, 2000                            39,297,619     22,192,508
  Issued for repayment of debt                         2,000,000        400,000
  Exercise of stock options                            2,550,000        572,500
  Exercise of warrants                                 3,250,000        722,500
                                                    ------------   ------------
Balance, December 31, 2001                            47,097,619   $ 23,887,508
                                                    ============   ============
b) Stock options

The Company has issued stock options pursuant to the following plans:

(i) The 1996 stock option plan was limited to 1 million shares in the aggregate, and restricted to Directors, officers, employees and consultants of the Company. The exercise price of any options granted might not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. All options have been granted and exercised pursuant to this plan.

(ii) The 1996 replacement stock option plan was initially limited to 2.5 million shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company and its subsidiaries and other designated persons as designated from time to time by the Board. The exercise price of any options granted might not be less than the fair market value at the time the options are granted. Vesting provisions are at the discretion of the Board. The term of the options cannot exceed five years. This plan was subsequently amended to increase the limit of shares to 7.0 million and then to 13.0 million shares in the aggregate. As at December 31, 2001 approximately 4.9 million options are available to be granted.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

6. SHARE CAPITAL (continued)

The following is a continuity of stock options outstanding:

                                   Weighted Average                  Aggregate
                                    Exercise Price     Number      Option Price
                                    --------------  ------------   ------------
Balance, December 31, 1998                             1,073,405   $  1,948,259
  Granted during 1999                                  3,056,080      1,478,339
  Exercised during 1999                               (1,431,020)      (756,337)
  Expired during 1999                                 (1,065,425)    (1,405,133)
                                                    ------------   ------------
Balance, December 31, 1999                             1,633,040      1,265,128
  Granted during 2000                                    150,000         30,000
  Exercised during 2000                                 (250,000)       (55,000)
  Expired during 2000                                 (1,018,040)    (1,085,128)
                                                    ------------   ------------
Balance, December 31, 2000                               515,000        155,000
  Granted during 2001                                  3,545,000        867,500
  Exercised during 2001                               (2,550,000)      (572,500)
                                                    ------------   ------------
Balance, December 31, 2001           $      0.225      1,510,000   $    450,000
                                     ============   ============   ============

Of the total options outstanding, 15,000 issued at $2.00 expire on July 9, 2002; 300,000 issued at $0.28 expire on April 26, 2004, 450,000 issued at $0.25 expire on December 1, 2004 and 745,000 issued at $0.30 expire on April 26, 2004.

c) Common share purchase warrants

The following is a continuity of warrants outstanding:

                                   Weighted Average                  Aggregate
                                    Exercise Price     Number     Warrant Price
                                    --------------  ------------  -------------
Balance, December 31, 1998                             1,634,428   $  4,903,284
  Issued during 1999                                   3,500,000        830,000
  Exercised during 1999                               (1,634,428)    (4,903,284)
  Expired during 1999                                 (1,000,000)      (330,000)
                                                    ------------   ------------
Balance, December 31, 1999                             2,500,000        500,000
  Issued during 2000                                   4,000,000      1,000,000
  Exercised during 2000                                 (500,000)      (100,000)
  Expired during 2000                                 (4,500,000)    (1,025,000)
                                                    ------------   ------------
Balance, December 31, 2000                             1,500,000        375,000
  Issued during 2001                                   2,000,000        400,000
  Exercised during 2001                               (3,250,000)      (722,500)
                                                    ------------   ------------
Balance, December 31, 2001           $      0.222        250,000   $     52,500
                                     ============   ============   ============

Each common share purchase warrant outstanding as at December 31, 2001 entitles the warrant holder to purchase one common share of the Company at $0.25 per share, expiring on June 28, 2002.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

7. WRITE DOWN OF ASSETS AND PROVISIONS
Write down of assets and provisions are
comprised as follows:
                                         2001           2000           1999
                                     ------------   ------------   ------------
Provisions for guarantee of
  obligations of Duraskid (New
  England) LLC                       $          -   $          -   $  1,200,000

8. INCOME TAXES

The components of future income tax assets and liabilities are approximately as follows:
                                         2001           2000           1999
                                     ------------   ------------   ------------
Future tax assets

Net operating loss carryforwards     $  6,554,816   $  5,516,700   $  4,721,813
Net capital loss carryforwards            899,572        882,000        676,636
SRED expenditure                        1,123,412      1,123,412      1,123,412
SRED ITC's recoverable                    673,416        673,416        673,416
Amortization                            1,560,667      1,298,000        953,874
                                     ------------   ------------   ------------
Total future tax assets                10,811,883      9,493,528      8,149,151
Less: Valuation allowance             (10,811,883)    (9,493,528)    (8,149,151)
                                     ------------   ------------   ------------
Net future tax assets                $          -   $          -   $          -
                                     ============   ============   ============

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

8. INCOME TAXES (continued)

As at December 31, 2001, the Company has net operating loss carry forwards of approximately $16,398,000 for income tax purposes that expire as follows:

        2002                                                       $     94,000
        2003                                                            907,000
        2004                                                          1,883,000
        2005                                                          3,033,000
        2006                                                          4,748,000
        2007                                                          2,138,000
        2008                                                          3,595,000
                                                                   ------------
                                                                   $ 16,398,000
                                                                   ============

In addition, as at December 31, 2001, the Company has net capital loss carry forwards of approximately $2.1 million, which may be used to offset any future capital gains, and SRED expenditure pool carry forwards, which may be used to offset future income, of approximately $3.1 million that do not expire. Duraskid (New England) LLC has net operating loss carry forwards of $1.5 million, which expire in 2008. The potential tax savings of these losses have not been recognized in these consolidated financial statements.

9. LEASE OBLIGATIONS

a) Production equipment capital leases consist of:

                                                        2001           2000
                                                    ------------   ------------
Equipment obligation, bearing interest at 11.4%
 per annum, monthly blended payments of $22,709,
 ($31,984 - 2000) due September, 2002               $    478,696   $    816,964

Less: Current portion                                   (478,696)      (816,964)
                                                    ------------   ------------
                                                    $          -   $          -
                                                    ============   ============

The lease agreement contains covenants, which restrict the ability of Dura Skid to transfer any assets to its parent Company, Dura Products International Inc., without the approval of the lender. As at December 31, 2001, the Company was not in compliance with the financial covenants of this facility (note 1) which continued subsequent to year end. As a result the lender could elect to accelerate demand of this lease and, accordingly, the total amount owing has been classified as current in the consolidated balance sheets. During 2001, certain leased production equipment was disposed of and the proceeds therefrom utilized to partially satisfy this obligation.

As a result of the restrictive nature of this binding agreement, substantially all of the net assets of the Company which are owned by the subsidiaries are, therefore, restricted and are not available to the parent Company, Dura Products International Inc.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

9. LEASE OBLIGATIONS (continued)

The future minimum scheduled lease payments are as follows:

For the year ending December 31, 2002                              $    309,278
Less: imputed interest                                                  (18,843)
                                                                   ------------
                                                                   $    290,435
                                                                   ============
b) Premises Lease

In addition, the Company leases its premises under an operating lease agreement. There is no renewal period specified. The minimum annual lease payments for the remaining term of the lease is as follows:

        2002                                                       $    235,741
        2003                                                            249,431
        2004                                                            249,431
        2005                                                            208,359
                                                                   ------------
                                                                   $    942,962
                                                                   ============

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

In each of the years ended December 31, 2001, 2000 and 1999, several non-cash transactions occurred, which are excluded from the consolidated statements of cash flows.

2001 transactions include:

(i) Common shares were issued in lieu of repayment of short-term loans payable to a Director of $250,000

(ii) Common shares were issued in lieu of repayment of short-term loans payable to a shareholder of $150,000

(iii) Common shares were issued in lieu of payment of consulting fees of $65,000

(iv)  Common shares were issued in lieu of a termination payment of $37,500

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

10. NON-CASH TRANSACTIONS (continued)

2001 transactions (continued)

(v)  Common shares were issued in lieu of payment of interest of $15,000

(vi) Common shares were issued in lieu of payment of expenses of $1,177,500

2000 transactions include:

(i) Common shares were issued in lieu of payment of $30,000 in the settlement of a lawsuit

1999 transactions include:

(i) Common shares were issued in lieu of repayment of short-term loans payable to a Director of $585,034

11. SEGMENTED INFORMATION

The Company has reportable segment, which includes the manufacture of pallets from its proprietary composite material.

a) Geographic segmented information is as follows:
                                                       United
                                        Canada         States         Total
                                     ------------   ------------   ------------
2001
  Revenue                            $    715,679   $    470,448   $  1,186,127
  Loss for the year                  $ (1,962,150)  $ (1,289,809)  $ (3,251,959)
  Capital assets                     $  3,195,294   $        nil   $  3,195,294
2000
  Revenue                            $    429,177   $    351,190   $    780,367
  Loss for the year                  $ (1,689,863)  $ (1,382,793)  $ (3,072,656)
  Capital assets                     $  3,863,565   $        nil   $  3,863,565

b) Sales to major customers are as follows:
                                                        2001           2000
                                                    ------------   ------------
Sales                                               $    606,732   $    357,814
Percent of Total Sales                                       51%            46%
Amount included in Accounts Receivable              $     18,113   $     38,715

c) Purchases from major suppliers are as follows:
                                                        2001           2000
                                                    ------------   ------------
Purchases                                           $    190,757   $     96,728
Percent of Total Purchases                                   44%            31%
Amount included in Accounts Payable                 $    128,768   $     54,792

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

12. CONTINGENCIES

In addition to contingencies described in note 1, the Company, without the assistance of legal counsel as a result of the deficiency in financial resources, is actively defending itself against the following items:

a) During 1996, the Company acquired, through its acquisition of Dura Skid, a licensing agreement with SRP Industries Ltd. ("SRP") the right to utilize certain SRP technologies. The licensing agreement required the payment of certain minimum royalties and potential additional royalties based upon future sales. During early 1997, the Company determined that SRP's technology was not commercially viable as it relates to the production process used by the Company, requiring the Company to develop and commercialize its own technology at significant cost and time to the Company. In addition, SRP was unable to provide any of the required technical support services under the terms of the agreement and management thereby concluded that SRP was in breach of this agreement.

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

     Management of the Company is of the opinion that it has acted appropriately in terminating this agreement, and that the counterclaim by SRP is without merit. However, the final outcome of these matters is uncertain and the potential effect, whether material or not, on the Company's consolidated financial position is not reasonably determinable at this time. Accordingly, no provision has been recorded in the accounts of the Company as at December 31, 2001. No action occurred during 2001 or subsequent to year-end on this claim or counterclaim.

b) In September 1998, a former shareholder of the Company filed a statement of claim against the Company for $1.5 million. The claim was also filed against a former Director of the Company and a third party. The former shareholder is claiming that as part of the transaction between him and the former Director and the third party, whereby the former shareholder privately sold his shareholding, the Company agreed to transfer its ownership in 15 mining claims to him. The Company wrote off its investment in the 15 mining claims as at December 31, 1995 and in 1996 sold the subsidiary that held the mining claims for $2.00.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

12. CONTINGENCIES (continued)

b) (continued) The final outcome of this matter is uncertain but the management of the Company believes that any effect would not be material to the Company's consolidated financial position. Accordingly no provision has been recorded in the accounts of the Company as at December 31, 2001.

c) In May 1999, an action was commenced against the Company by a former employee, claiming wrongful dismissal, unpaid wages, vacation pay, and expenses totaling approximately $180,000. The former employee also claims that the Company is in possession of certain intellectual property, which is the property of the former employee. The Company has accrued $40,000 for unpaid wages and expenses. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

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

e) In December 1998, the Company was named in an action brought by a supplier in the amount of approximately $550,000 for non-payment of production equipment. The Company is of the opinion that this claim related to Duraskid (New England) LLC for which the Company was not a guarantor. The Company has accrued $100,000 in relation to this lawsuit. The final outcome of this matter is uncertain and potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

f) In February 1999, a supplier filed a statement of claim against Company for approximately $50,000 for services rendered. The Company has accrued $20,000 with respect to this lawsuit. The Company is of the opinion that the remainder of the claim is without merit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

g) In May 1999, the Company was named as a co-defendant in an action by an investor against a related party. The investor is claiming damages of $520,000 for breach of loan agreement and $40,000 in commissions. The Company is of the opinion that the claim is without merit and, consequently, the company has not recorded any costs in relation to this lawsuit. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

12. CONTINGENCIES (continued)

h) In August 1999, the Company received a judgment against it for approximately US$1,500,000. The plaintiff claimed damages resulting from the non-fulfillment of Duraskid (New England) LLC's lease of the Massachusetts premises. The Company acted as a guarantor of the lease, and the minority interest partner provided a guarantee to the Company for the lease payments. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. The final outcome of this matter is uncertain and additional material provisions may be required in future periods.

i) In December 1999, the Company received a judgment against it for approximately US$3,600,000. The plaintiff claimed damages resulting from the non-fulfillment of Duraskid (New England) LLC's lease of production equipment. The Company and the minority interest partner in Duraskid (New England) LLC both acted as guarantors on the lease. The equipment was repossessed by the lessor and sold. Proceeds less related costs may be offset against the judgment owed. The Company has accrued the eventual costs, in its opinion, to dispose of this judgment. The final outcome of this matter is uncertain and the potential effect on the Company's consolidated financial position is not reasonably determinable at this time.

j) In November 2000, the Company received a judgment against it for approximately $100,000 for services rendered. The Company has accrued this amount with respect to the judgment.

k) In December 2000, the Company received a judgment against it for approximately US$500,000. The plaintiff claimed damages resulting from the termination of a consulting contract. The Company is of the opinion that they will be able to settle this judgment and has accrued the estimated costs. The remainder of the claim has not been accrued by the Company. The final outcome of this matter is uncertain and additional material provisions may be required in future periods.

13. SHORT TERM LOANS PAYABLE
                                                        2001           2000
                                                    ------------   ------------
Loan bearing interest at 10% per annum,
  due on demand                                     $    100,000   $    100,000
Loan bearing interest at 2% per month,
  due on demand                                          150,000              -
                                                    ------------   ------------
                                                    $    250,000   $    100,000
                                                    ============   ============

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

14. FINANCING FROM MINORITY INTEREST PARTNER

Minority interest advances consist of:

(i) Subordinated debenture: Under the terms of the Duraskid (New England) LLC agreement, the minority interest partner was required to provide subordinated debenture debt to Duraskid (New England) LLC. The balance bears interest at a rate of 9% per annum and is payable quarterly in arrears. Payments of US$25,000 are due quarterly, commencing December 1, 2000. Any unpaid balance is due October 15, 2007. Neither Dura Products International Inc. nor Dura Skid Inc. has guaranteed this debt. This debt has continued to be treated as a long-term liability.

(ii) Advances by the minority interest partner are non-interest bearing and not subject to specified term of repayment.

15. RELATED PARTY TRANSACTION

In 1999, a loan of $585,034 advanced by a Director to the Company in 1998 was converted to common shares by way of private placement.

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

Subscription Receivable

US GAAP requires that subscription receivable be presented as deductions from shareholders' equity not as assets. Accordingly, in order to comply with US GAAP, shareholders' deficiency would have been increased by $300,000 as at December 31, 2000.

                        DURA PRODUCTS INTERNATIONAL INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

16. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (continued)

Stock Options

The Company has elected to follow APB Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock option plans. Under APB 25 no compensation expense has been recognized. Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation, requires the fair value of options issued be measured as compensation expense. For a description of the option plans, reference should be made to note 6. The assumptions used in the Black-Scholes model are as follows: the risk-free interest rate used was 4%, expected dividends were 0%; expected life of 5 years; and expected volatility ranged from 21% to 25%. The weighted- average grant date fair value of options granted during 2001 was $0.29, 2000 was $nil and 1999 was $1.48. There were 925,000 stock options issued to employees during 2001. The pro-forma impact of this is as follows:

                                               Year ended December 31,
                                         2001           2000           1999
                                     ------------   ------------   ------------
Pro-forma disclosures under FAS 123
Loss for the year                    $  3,523,459   $  3,072,656   $ 10,524,171
Loss per share                       $       0.08   $       0.09   $       0.39

Recently Issued Pronouncements

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues. The adoption of this standard would not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2000, the Financial Standards Board ("FASB") issued statement NO. 138. "Accounting for Certain Derivative Instruments and Certain Hedging Activities, An Amendment of FASB Statement No.133". SFAS No. 133, as amended, is effective for fiscal periods beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard would not have a material impact on the company's financial position, results of operations or cash flows.

In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 also includes provisions that require additional disclosures in the financial statements for fiscal years ending after December 15, 2000. The adoption of this standard would not have a material impact on the company's financial position, results of operations or cash flows.